Lance, Inc.
2007 Annual Report


KETTLE-COOKED
FLASH BAKED
CAPE COD
Potato Chips
COOKED IN 100% CANOLA OIL 0g Trans Fat
40% REDUCED
ALL NATURAL · NO PRESERVATIVES
NET WT. 8.5OZ (241g)
LANCE
VAN-O
LUNCH
COOKIES
NEW! & IMPROVED
more rich vanilla creme!
NET WT. 1 3/4 OZ (50g)
LANCE
NIP
CHEE
LANCE
TOAST
CHEE
rich'n creamy
peanut
butte
fresh roaste
Tom's
Fries
TRANS FAT

Financial Highlights

Financial data except per share amounts and return percentages in thousands	2007	2006	2005
Operations For The Year:			
Net sales and other operating revenue	$ 762,736	$ 730,116	$ 651,437
Income from continuing operations before interest and income taxes	38,542	31,343	28,484
Net income from continuing operations	23,809	18,378	17,476
Net income from discontinued operations	29	100	994
Net income	23,838	18,478	18,470
Net cash flow from operating activities	52,350	39,097	47,117
Depreciation and amortization	29,307	26,897	28,539
Capital expenditures	39,476	46,965	27,624
Return on equity	9.6%	8.3%	9.2%
Debt to equity	20.2%	22.5%	22.9%
Per Share Of Common Stock:			
Net income (diluted)	$ 0.76	$ 0.60	$ 0.61
Cash dividends	0.64	0.64	0.64
Stockholders' equity	7.88	7.21	6.70
Shares used in computing diluted earnings per share (in millions)	31.4	30.8	30.1

Forward-Looking Statements

This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including price competition and industry consolidation, increases in prices or availability of ingredients, product price increases impact on total revenue, risks from large customers, changes in consumer preferences, implementation of a new information system, product recalls or safety concerns, food industry and regulatory factors, acquisition and divestiture risks, ability to execute strategic initiatives, interest rate, foreign exchange rate and credit risks and natural disasters or catastrophic events are discussed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission.

LETTER TO STOCKHOLDERS

THE YEAR WAS A GOOD ONE. WE STRENGTHENED OUR FOUNDATION FOR LONG-TERM GROWTH.

DEAR FELLOW STOCKHOLDERS,

I am pleased to bring you this report on our 2007 results. As I have outlined in previous annual updates, Lance is undergoing a transformation to become a more effective competitor in the snack food market. Our transformation is geared to accomplish a few key goals that will drive value for our stockholders. These goals include accelerating sales growth, widening profit margins, delivering a solid return on capital and growing our earnings per share.


Net Sales
(dollars in millions)
$651.4
$730.1
$762.7
2005
2006
2007

Our approach during this transformation has remained consistent and is reflected in our priorities, which include:

- Organizational Development – build an excellent management team, organize to win and align against our goals;
- Focused Sales Growth – emphasize our most profitable products and channels, simplify the business and develop new growth platforms; and
- Developing a Foundation for Growth – drive efficiencies in our supply chain and direct-store-delivery (DSD) systems and develop excellent information systems.

The Company made significant progress against these priorities in 2007. On the organizational side, we have largely completed building our management team. We brought in several talented leaders from outside our Company to support the many excellent people already with our Company. This team has the capacity and capability to help us drive significant growth while executing on our initiatives to deliver wider margins. We also centralized functional expertise that will deliver the improvements we have targeted in our supply chain, DSD and information systems.


Earnings Per Share
$0.61
$0.60
$0.76
2005
2006
2007

In sales we saw double digit growth in our most profitable channels and product lines, offsetting declines in areas we deemphasized in an attempt to simplify our business. We purchased a minority investment in Late July, a small private company that has developed a rapidly growing line of organic crackers and cookies. Additionally, we made significant investments in people


EBIT Margin*
4.4%
4.3%
5.1%
2005
2006
2007
*EBIT Margin = EBIT/Net Sales

and activities geared to develop a more aggressive pipeline of innovation to accelerate our growth rate in 2008 and beyond.

Our foundational improvements were considerable and position Lance to operate with far greater effectiveness. In our DSD system, we discontinued our company-owned vending operation. This has provided our route sales representatives with greater capacity to service accounts with the greatest growth potential. We implemented a new, more efficient hand-held computer system, greatly improving system reliability as well as the quality of information now available. We realized double-digit gains in sales per route. This is one of the most important measures of DSD system health and efficiency and was a key factor in materially improving the retention rate of our route sales force.

In our supply chain we centralized our procurement, logistics and manufacturing administration functions. These changes have provided Lance with improved purchasing power and greater economies of scale. We acquired high-capacity trailers to reduce miles driven to replenish our route system and implemented a demand planning system that is allowing us to operate with lower inventories while reducing out of stocks. A strong culture of continuous improvement is being established, engaging our people with solid processes and systems to drive operational efficiency improvements across our supply chain.

In information systems we made major upgrades, including the first of several phases of an Oracle ERP implementation. We hired a new chief information officer with a complementary industry background as well as experience in implementing Oracle ERP systems. In addition to the DSD hand-held computer and demand planning systems, we implemented several other systems that ensure the right information is in the right hands at the right time.


Wheat
$12
10
8
6
4
2
05
08

These accomplishments supported excellent progress against our financial goals. We delivered 2007 net sales of $763 million representing a 4.5% overall growth rate. Our sales momentum was quite strong as we saw increasing growth each quarter. With growth centered in our most profitable channels and product lines and with cost savings from improvements to our supply chain and DSD systems, we delivered improved profit margins, return on invested capital and earnings per share (EPS). Although our profitability improved in 2007, record increases in the cost of key ingredients, most notably flour and soybean oil, squeezed our profit margins beginning in September 2007.


Soybean Oil
$80
70
60
50
40
30
20
10
05
08

For 2008, we remain focused on accelerating sales growth, widening profit margins, delivering solid returns on capital employed and growing our EPS. We expect the ingredient cost increases, which impacted the latter part of 2007, to continue in 2008. Price increases were implemented in early 2008 to help offset the higher costs; however, ingredient costs have continued to increase through the first part of 2008. We are making additional price adjustments, but our profit margins will remain under pressure until ingredient costs stop rising. I am confident that pricing actions and a halt to ingredient cost increases will result in a rebound in our profit margins, return on capital employed and EPS.

Selling, General and Administrative Cost as a Percent of Net Sales


38.9%
38.8%
36.4%
2005
2006
2007

In summary, Lance made significant progress in its transformation, which built upon the major gains of 2006. We have an experienced and capable management team and are seeing excellent momentum in sales growth and in our efficiency initiatives.

Our foundation is solid and we are actively considering external growth opportunities to augment our internal momentum. Appropriate acquisitions will leverage our excellent customer relationships, leadership team capabilities and capacity to manufacture and distribute snack food products.

Return on Capital Employed


11.7%
11.7%
13.4%
2005
2006
2007

** Return on Capital Employed = EBIT/(Shareholder Equity+Debt-Cash)*

I would like to express my sincere thanks to everyone that made the progress in 2007 possible. Our Board of Directors has been at the core of our transformation and we are fortunate to have such a talented, experienced and supportive group of leaders. Additionally, the Lance employees have done another outstanding job of embracing teamwork and promoting the changes that have reinforced our foundation. I look forward to their continuing efforts to improve operations and strengthen relationships with our suppliers, customers, consumers and everyone who contributes to the success of Lance, Inc.

Sincerely,

David V. Singer
President and Chief Executive Officer



STRENGTHENING OUR ORGANIZATION WITH A FOCUS ON TEAMWORK AND COMMUNICATION.

Lance is very fortunate to have a core of dedicated employees with solid experience in the snack food industry. One of our main objectives in 2007 was to structure our organization in a way that supports their continuing development and encourages them to employ their creative talents to the fullest extent. A key element of this involved building a culture that promotes teamwork and open communication while developing a unified approach to key business processes. Our employees have rapidly embraced this concept and are well on the way to becoming a high-performance, adaptive team with a continuous improvement mindset.

Improving teamwork and communication across the organization is integral to our success and we are pleased with our progress in this area. Over the past year our "Vision Stream" and "Kaizen" teams have assembled multiple groups of employees from varied backgrounds to analyze operational issues and find innovative, cost effective solutions. To date, the results of their activities have been impressive and we look forward to the continuing improvements that our focus on teamwork will bring.



Pictured above: Mary Brown, Tonia Moshella, Johnnie Elam



Vision Stream Team:
Paul Hirschmann, Grainger Smith, Doug McCraven, Cristi Brockway, Kristen Oleson, Ron Lewis, Todd Hennis



Kaizen Team:
Brad Wesson, Rob Myers, Andrea Andrason Bill Kreiling, Tim Todd, Thien Huynh, Jerald Truesdale, Bob Decker


peanut butter


Torestas


PREMIUM
Chunk
COOKIES


CAPE COD
Potato Chips


Tom's

BUILDING AN EFFICIENT PLATFORM TO DRIVE GROWTH AND PROFITABILITY.


Guelph, ON
Cambridge, ON
Hyannis, MA
Burlington, IA
Charlotte, NC
Columbus, GA
Corsicana, TX
Perry, FL
DSD Footprint
Distributors
Manufacturing Center

Throughout 2007 we made steady progress in improving our operations and building a platform to support long-term growth and profitability. Considerable effort was directed toward improving the effectiveness of our direct-store-delivery (DSD) system and we were very pleased with the results. DSD is a tremendous asset and allows Lance to provide a level of service to our customers that other distribution methods can not match. We believe our DSD system delivers excellent customer service and is well positioned to drive growth in our key trade channels while operating with greater cost effectiveness.

We also continued to make improvements to our supply chain. In logistics, we saw significant reductions in shipping costs through the use of higher-capacity trailers and improved scheduling. In manufacturing, operations benefited greatly from improved information systems, centralized procurement and management as well our commitment to teamwork. Our operational improvements in 2007 were significant and were a continuation of many of the initiatives we began in the prior year. Going forward, we will build upon these successes while maintaining our intense focus on driving cost from the business.


CAPE COD
Potato Chips




CHEDDAR JACK &
SOUR CREAM


Fresh
Roasted


Tom's





Ensuring our consumers get the fresh, tasty variety of snacks they demand.



Lance offers consumers a wide variety of great-tasting snacks with a product line that includes sandwich crackers, cookies, salty snacks, cakes, nuts, meat snacks and candy. The Lance, Cape Cod and Tom's brands are well-known among consumers and our private brands provide customers with an excellent value proposition. You can find our snack products in grocery and convenience stores, mass merchandisers, restaurants, up-and-down-the-street outlets and most locations where consumers purchase snacks.

Our sales and marketing initiatives delivered solid results for our products and brands. Lance realized strong growth during 2007 in our core products and trade channels and remained a market leader in the sandwich cracker and kettle-cooked chip categories.

Looking ahead, we are refocusing our marketing campaign toward mothers and children where we feel there is strong growth potential. We will also maintain our focus on core product lines and channels while building a pipeline of innovative new products.


Honey Dijon
Captain's Wafers
Tom's
Bacon & Cheddar
Premium
Chocolate Chip
Cookies
Better Value

STOCKHOLDER RETURN PERFORMANCE

Included below is a line graph and a table comparing the yearly percentage change in the cumulative stockholder return on the Company's Common Stock against the cumulative total stockholder return of the Nasdaq Stock Market (U.S. Companies) Index and the Company's Peer group for the five-year period commencing on the last trading day of the Company's fiscal year 2002 and ending on the Company's last trading day of fiscal year 2007.

We selected a Peer Group consisting of the four publicly traded companies named below, which are in the snack food industry. The companies available for inclusion in the Peer Group are limited because many of our direct competitors and peers are privately held companies or subsidiaries or divisions of larger publicly held companies.



225
190
155
120
85
50
Lance
Peer Group
Nasdaq Stock Market (US Companies)
12/2002
12/2003
12/2004
12/2005
12/2006
12/2007

This graph and table assumes that $100 was invested on December 28, 2002 in the Company's Common Stock, in the Nasdaq Stock Market (U.S. Companies) Index and in the Peer Group, which consists of Golden Enterprises, Inc., J & J Snack Foods Corp., Ralcorp Holdings, Inc. and Tasty Baking Company, and that the dividends were reinvested.

DATE	LANCE, INC.	NASDAQ STOCK MARKET	PEER GROUP
December 27, 2002	100.00	100.00	100.00
December 26, 2003	134.50	146.00	121.90
December 23, 2004	179.90	160.00	156.60
December 30, 2005	182.50	164.50	163.00
December 29, 2006	202.60	180.80	213.50
December 28, 2007	216.70	197.60	218.30

DIRECTORS AND OFFICERS

Directors

WILBUR J. PREZZANO, 67, Chairman of the Board of Directors of the Company; retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

BARBARA R. ALLEN, 55, Director of the Company; President of TCA Professional Services, Tennis Corporation of America (corporate and hospital fitness and wellness center management)

JEFFREY A. ATKINS, 59, Director of the Company, Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

J.P. BOLDUC, 68, Director of the Company, Chairman and Chief Executive Officer, JPB Enterprises, Inc. (private investment holding company)

WILLIAM R. HOLLAND, 69, Director of the Company and retired Chairman and Chief Executive Officer of United Dominion Industries Limited (diversified manufacturing company)

DAVID V. SINGER, 52, Director of the Company and President and Chief Executive Officer of the Company

ROBERT V. SISK, 72, Director of the Company and private investor

DAN C. SWANDER, 64, Director of the Company; Operating Partner, Swander Pace Capital (equity investment firm)

ISAIAH TIDWELL, 63, Director of the Company; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

S. LANCE VAN EVERY, 60, Director of the Company and private investor

Executive Officers

DAVID V. SINGER
President and Chief Executive Officer

RICK D. PUCKETT
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EARL D. LEAKE
Senior Vice President of Human Resources

FRANK I. LEWIS
Senior Vice President of Sales

GLENN A. PATCHA
Senior Vice President, Sales and Marketing

BLAKE W. THOMPSON
Senior Vice President of Supply Chain

MARGARET E. WICKLUND
Vice President, Corporate Controller and Assistant Secretary

Charlotte, North Carolina

Notice of Annual Meeting of Stockholders to be held April 24, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lance, Inc. will be held at Harris Conference Center, 3216 Central Piedmont Community College (CPCC) West Campus Drive (Off Morris Field Drive), Charlotte, North Carolina 28208, on Thursday, April 24, 2008, at 2:00 p.m., local time, for the purpose of considering and acting upon the following:

1. The election of three directors.

2. A proposal for the approval of the Lance, Inc. 2008 Director Stock Plan.

3. A proposal to ratify the selection of KPMG LLP as independent public accountants for the fiscal year 2008.

4. Any and all other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 12, 2008 as the record date for determining the stockholders entitled to notice of and to vote at the meeting and any adjournment thereof, and only holders of the Common Stock of Lance, Inc. of record at that date will be entitled to notice of or to vote at the meeting.

By Order of the Board of Directors

Rick D. Puckett
Secretary

Charlotte, North Carolina
March 24, 2008

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 24, 2008

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 29, 2007 are available at www.edocumentview.com/LNCE.

The Board of Directors will appreciate your prompt vote by a toll-free telephone number, the Internet or the prompt return of the enclosed proxy card, dated and signed. Instructions regarding all three methods of voting are on the proxy card.

[This page left blank intentionally.]

LANCE, INC.

14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28277

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of Lance, Inc. to be held at Harris Conference Center, 3216 CPCC West Campus Drive, Charlotte, North Carolina 28208, at 2:00 p.m., local time, on Thursday, April 24, 2008. This Proxy Statement and accompanying Proxy are first being sent to our stockholders on or about March 24, 2008. Our principal office is located at 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina.

Solicitation other than by mail may be made personally and by telephone by our regularly employed officers and employees who will not be additionally compensated therefor. We will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, we have engaged Georgeson Shareholder to deliver proxy materials to, and solicit proxies from, these institutions. Georgeson Shareholder will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $7,000. The total cost of soliciting proxies will be borne by us.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by written request addressed to Secretary, Lance, Inc., Post Office Box 32395, Charlotte, North Carolina 28232 or by attending the meeting and electing to vote in person. Proxies received in the accompanying form will be voted as instructed in the proxy at the meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Stockholders and routine matters incidental to the conduct of the meeting. Proposals by stockholders, if any, which are properly submitted to our Secretary within the time period and in the manner provided in our Bylaws will also be considered at the meeting. If any such proposals or any other matters should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of our Common Stock held by them of record at the close of business on March 12, 2008 which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof. A list of stockholders entitled to notice of the meeting will be available at our offices at 14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina during ordinary business hours from March 26, 2008 through the day of the meeting.

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Voting on all matters, including the election of directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares entitled to vote on such matter demand a vote by ballot prior to the vote. The number of shares of Common Stock outstanding on March 12, 2008 was 31,360,651.

Principal Stockholders and Holdings of Management

As of February 1, 2008, the only persons known by us to be the beneficial owner of more than 5% of our Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	1,700,626(2)	5.5%
Nan D. Van Every 6001 Pelican Bay Boulevard Naples, FL 34108	1,658,778(3)	5.3%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	3,208,022(4)	10.3%
Keeley Asset Management Corp. and Keeley Small Cap Value Fund, as a group 401 South LaSalle Street Chicago, Illinois 60605	1,627,500(5)	5.2%

(1) Based on 31,212,443 shares outstanding on February 1, 2008 plus options held by such person that are currently exercisable or exercisable within 60 days.

(2) Based on a Schedule 13G filed on February 5, 2008 by Barclays Global Investors, NA, a bank, and affiliates reporting shares held on December 31, 2007. The Schedule 13G reports that Barclays Global Investors, NA and affiliates have sole power to vote 1,278,180 of such shares and sole power to dispose of 1,700,626 of such shares.

(3) Based on a Schedule 13G filed on February 28, 2008 by Nan D. Van Every, reporting shares held on December 31, 2007. The Schedule 13G reports that Nan D. Van Every has sole power to vote 1,658,778 of such shares and sole power to dispose of 1,658,778 of such shares. As of December 31, 2007, such shares included currently exercisable options to acquire 154,635 shares of outstanding Common Stock.

(4) Based on Amendment 1 to a Schedule 13G filed on February 14, 2008 by Wellington Management Company, LLP, an investment adviser, reporting shares held on December 31, 2007. The Amendment reports that Wellington Management Company, LLP has shared power to vote 2,294,784 shares and shared power to dispose of 3,208,022 shares.

(5) Based on a Schedule 13G filed jointly on February 14, 2008 by Keeley Asset Management Corp. and Keeley Small Cap Value Fund, reporting shares held on December 31, 2007. The Schedule 13G reports that Keeley Asset Management Corp. has sole power to vote 1,627,500 shares and sole power to dispose of 1,627,500 shares.

Based on information available to us, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on February 1, 2008, approximately 4,700,000 shares of our Common Stock (approximately 15% of the outstanding shares). Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to us. There are approximately 85 Van Every family stockholders, including stockholders who are minors.

The following table sets forth, as of February 1, 2008, information as to the beneficial ownership of our $.83-1/3 par value Common Stock by all directors and nominees, executive officers named in the Summary Compensation Table below, and our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding (2)
Barbara R. Allen	6,200	(3)	*
Jeffrey A. Atkins	2,000	(4)	*
J. P. Bolduc	2,000	(4)	*
William R. Holland	27,054	(5)	*
James W. Johnston	1,456,094	(6)	4.7%
W. J. Prezzano	23,500	(7)	*
David V. Singer	92,101	(8)	*
	800,000	(9)	2.6%
Robert V. Sisk	5,280	(10)	*
Dan C. Swander	4,000	(11)	*
Isaiah Tidwell	25,944	(5)	*
S. Lance Van Every	334,329	(12)	1.1%
Frank I. Lewis	23,936	(13)	*
Glenn A. Patcha	31,117	(14)	*
Rick D. Puckett	43,120	(15)	*
Blake W. Thompson	30,933	(16)	*
Directors and all executive officers as a group (17 persons)	3,000,933	(17)	9.5%

* Less than 1%.

(1) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(2) Based on 31,212,443 shares outstanding on February 1, 2008 plus options, if any, held by such person that are currently exercisable or exercisable within 60 days.

(3) Includes 3,000 shares of restricted stock.

(4) Includes 2,000 shares of restricted stock.

(5) Includes 20,000 shares subject to exercisable options and 5,000 shares of restricted stock.

(6) Includes 788,929 shares held in a trust of which Mr. Johnston's wife is a co-trustee. Mr. Johnston's wife shares voting and dispositive power over such shares and is the beneficiary with respect to approximately one-third of such shares. All of the 788,929 shares are pledged as security. Also includes 638,365 shares held directly by Mr. Johnston's wife and 25,000 shares held in another trust for the benefit of Mr. Johnston's wife.

(7) Includes 18,500 shares subject to exercisable options and 5,000 shares of restricted stock.

(8) Includes 89,101 shares subject to exercisable options and 3,000 shares of restricted stock. Does not include 300,000 restricted stock units and 24,433 dividend equivalent units, each equivalent to one share of Common Stock, that vest on May 11, 2010 pursuant to the terms of the Restricted Stock Unit Award Agreement, as amended, described under *"Executive Officer Compensation—Summary of Compensation and Grants of Planned Based Awards—Employment and Other Agreements"* below.

(9) Consists of shares held by the Philip L. Van Every Foundation (the "Foundation") of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(10) Includes 222 shares held by Mr. Sisk's wife and 5,000 shares of restricted stock.

(11) Includes 4,000 shares of restricted stock.

(12) Includes 44,000 shares subject to options currently exercisable, 5,000 shares of restricted stock and 249,049 shares pledged as security. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 34,710 shares as to which he had shared power to vote and dispose.

(13) Includes 13,186 shares subject to exercisable options and 1,825 shares of restricted stock.

(14) Includes 11,117 shares subject to exercisable options and 20,000 shares of restricted stock.

(15) Includes 21,420 shares subject to exercisable options and 20,850 shares of restricted stock.

(16) Includes 14,356 shares subject to exercisable options and 15,675 shares of restricted stock.

(17) Includes 322,377 shares subject to exercisable options held by directors and executive officers, 800,000 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators, 99,575 shares of restricted stock and 1,038,753 shares pledged as security.

ELECTION OF DIRECTORS

At the meeting, three directors will be elected to serve until the Annual Meeting of Stockholders in 2011. Each director will be elected to serve subject to the provisions of the Bylaws and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present. Provided a quorum is present, abstentions and broker "non-votes" are not taken into account in determining a plurality.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Board of Directors FOR all the nominees indicated below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee shall not become a candidate for election as a director at the meeting, an event not now anticipated, the proxies will be voted for three nominees including such substitutes as shall be designated by the Board of Directors.

Of the three nominees listed below, James W. Johnston is a nominee for his first term as a member of the Board of Directors. W. J. Prezzano and William R. Holland are currently members of the Board of Directors. Mr. Prezzano was elected to his current term, which expires in 2008, at the Annual Meeting of Stockholders held April 21, 2005. Mr. Holland was elected to his current term, which expires in 2009, at the Annual Meeting of Stockholders held April 27, 2006.

Although Mr. Holland's current term does not expire until 2009, he has been nominated in connection with a realignment of the classes of directors as a nominee for election at the 2008 Annual Meeting of Stockholders to the class of Directors serving until the 2011 Annual Meeting of Stockholders. If Mr. Holland is elected, he will resign from the class of Directors serving until 2009 and his eligibility to serve on the Board of Directors will be automatically extended under the age guidelines for membership on the Board of Directors by two years until his age 72.

Each of the nominees qualifies as an independent director under the applicable listing standards of The Nasdaq Stock Market LLC ("Nasdaq").

Name and Director Since (1)	Age	Information About Nominees and Directors
William R. Holland 1993	69	Private investor since 2001; Chief Executive Officer of United Dominion Industries Limited, Charlotte, NC (diversified manufacturing company), 1986-2000; Chairman of United Dominion Industries Limited, 1986-2001; Director of Goodrich Corp. and EnPro Industries, Inc.
James W. Johnston(2)	61	President and Chief Executive Officer of Stonemarker Enterprises, Inc., Mooresville, NC (consulting and investment company), since 1996; Vice Chairman of RJR Nabisco, Inc., Winston-Salem, NC (diversified manufacturer of consumer products), 1995-1996; Chairman of R. J. Reynolds Tobacco Worldwide, 1993-1996; Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co., 1989-1996. Director of Sealy Corporation.
W. J. Prezzano 1998	67	Chairman of the Board of Lance, Inc. since 2005; Private investor since 1997; Vice Chairman of Eastman Kodak, Inc., Rochester, NY (imaging), 1996-1997; Director of TD Bank Financial Group (Toronto, Canada), TD Banknorth, Inc., TD Ameritrade Holding Corporation, Roper Industries, Inc. and EnPro Industries, Inc.

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2009, at the Annual Meeting of the Stockholders held April 27, 2006.

Name and Director Since (1)	Age	Information About Nominees and Directors
Jeffrey A. Atkins 2006	59	Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc., Memphis, TN (a food manufacturer, distributor and marketer), since 2003; private investor, 2001-2003; Chief Financial Officer, Springs Industries, Inc., Fort Mill, SC (a manufacturer and distributor of textile home furnishings), 1999-2001; Chief Executive Officer and Chief Financial Officer, Pete's Brewing Company, Palo Alto, CA (a craft-beer brewer and marketer), 1997-1998. From 1977 to 1996, The Quaker Oats Co., Chicago, IL (a food and beverage marketer and manufacturer), where he held various positions including Vice President of Corporate Planning from 1995 to 1996
J. P. Bolduc 2006	68	Chairman and Chief Executive Officer, JPB Enterprises, Inc., Columbia, MD (a private investment holding company), since 1995; President and Chief Executive Officer, J.A. Jones, Inc. (a multi-national construction, real estate and related engineering services company), 2003-2005; President and Chief Executive Officer, W.R. Grace & Co. (a specialty chemicals and health care company), 1990-1995. Mr. Bolduc is a director of EnPro Industries, Inc., Unisys Corporation and Management Consulting Group PLC
Isaiah Tidwell 1995	63	Private investor since 2005; Georgia Wealth Management Director, Executive Vice President – Wachovia Bank, N.A., Atlanta, GA, 2001-2005; President, Georgia Banking – Wachovia Bank, N.A., Atlanta, GA, 1999-2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A., 1996-1999; Director of Ruddick Corporation and Lincoln National Corporation

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2010, at the Annual Meeting of the Stockholders held April 26, 2007.

Name and Director Since (1)	Age	Information About Nominees and Directors
David V. Singer 2003	52	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, Charlotte, NC (beverage manufacturing and distribution), 2001-2005; Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, 1986-2001
Dan C. Swander 2004	64	Operating Partner, Swander Pace Capital, San Francisco, CA (equity investment firm specializing in consumer products and related industries) since 2006; Executive Vice President, Basic American Foods, Inc., Walnut Creek, CA (food manufacturing), 2004-2005; President and Chief Operating Officer of International Multifoods Corporation, Minnetonka, MN (food manufacturing), 2001–2004; Chairman and Director, Swander Pace & Company, San Francisco, CA (strategy consulting firm specializing in the food, beverage and packaged goods industries), 1987-2001
S. Lance Van Every (2)(3) 1990	60	Private investor for more than the past five years

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(1) The information about the directors was furnished to us by the directors.

(2) Mr. Van Every and Mr. Johnston's wife are cousins and Robert V. Sisk's wife and Mr. Johnston's wife are cousins.

(3) Mr. Van Every and Robert V. Sisk's wife are cousins.

Robert V. Sisk will retire from the Board of Directors in accordance with the age guidelines for membership on the Board of Directors when his term expires at the 2008 Annual Meeting of Stockholders. Barbara R. Allen will not stand for re-election to the Board of Directors when her term expires at the 2008 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met five times during the fiscal year. Each director attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he or she served. Each of the members of the Board of Directors is requested to attend in person the Annual Meeting of Stockholders, and all of the then members of the Board of Directors attended the 2007 Annual Meeting of Stockholders, except for Mr. Bolduc.

The full Board of Directors has determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Barbara R. Allen, Jeffrey A. Atkins, J. P. Bolduc, William R. Holland, W. J. Prezzano, Robert V. Sisk, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. In April 2007, W. J. Prezzano was re-elected as Chairman of the Board to serve as our non-executive chairman in accordance with the Bylaws.

In addition to its other committees, the Board of Directors has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The written charters of all of the Committees are posted on our website, www.lance.com, under the Investor Relations tab.

Audit Committee. The Audit Committee is composed of Robert V. Sisk, Chairman, Barbara R. Allen, Jeffrey A. Atkins, W. J. Prezzano and Isaiah Tidwell and is primarily responsible for overseeing our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Board of Directors has determined that Mr. Atkins is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission. All of the members of the Audit Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Audit Committee met five times during the fiscal year. The report of the Audit Committee with respect to the 2007 fiscal year is set forth under the heading *"—Audit Committee Report"* below.

Compensation Committee. The Compensation Committee provides overall guidance to our compensation and benefit programs. The Compensation Committee is composed of William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. The Compensation Committee functions pursuant to a written charter adopted by the Board of Directors. The Committee's recommendations regarding the annual compensation of the Chief Executive Officer and our other executive officers are subject to approval by the Board of Directors. The Committee administers our stock incentive plans. All of the members of the Compensation Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Compensation Committee met five times during the fiscal year.

For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, see *"Executive Compensation—Compensation Discussion and Analysis"* below. The Compensation Committee also reviews, approves and recommends to the Board of Directors for approval the compensation of the members of the Board of Directors. In approving annual director compensation, the Compensation Committee considers the anticipated number of meetings of the Board of Directors and its Committees and data provided by Findley Davies on director compensation for similar size companies in similar industries. For 2007, Findley Davies was retained by the Company and directed to provide an analysis of director compensation programs, analyze director compensation and compare our director compensation to similar size companies in similar industries and to make recommendations with respect to our director compensation program. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies. In the last quarter of 2007, the Committee retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive officer and director compensation decisions going forward.

The report of the Compensation Committee with respect to the 2007 fiscal year is set forth under the heading *"—Compensation Committee Report"* below.

Governance and Nominating Committee. The Governance and Nominating Committee is composed of W. J. Prezzano, Chairman, J. P. Bolduc, William R. Holland, Robert V. Sisk, Dan C. Swander and S. Lance Van Every. The Governance and Nominating Committee functions pursuant to a written charter adopted by the Board of Directors. The Governance and Nominating Committee's functions include identifying, evaluating and recommending candidates for election to the Board of Directors and reviewing and recommending appropriate changes in our corporate governance principles, codes of conduct and ethics and other corporate governance documents. The Committee is also responsible for reviewing related party transactions. All of the members of the Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Governance and Nominating Committee met three times during the fiscal year.

In identifying potential director candidates, the Governance and Nominating Committee seeks input from other members of the Board of Directors and executive officers and may also consider recommendations by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Governance and Nominating Committee. The Governance and Nominating Committee has at times retained a third-party search firm to assist in identifying potential Director Candidates. The Committee will also consider director candidates recommended by stockholders to stand for election at the Annual Meeting of Stockholders, so long as such recommendations are submitted in accordance with the procedures described below under *"—Stockholder Recommendations for Director Candidates."* James W. Johnston, a new nominee for election to the Board of Directors at the 2008 Annual Meeting of Stockholders, was recommended to the Governance and Nominating Committee by Robert V. Sisk, a member of the Committee.

In evaluating director candidates, the Chairman of the Governance and Nominating Committee and other members of the Committee, may conduct interviews with certain candidates and make recommendations to the Committee. Other members of the Board of Directors may also conduct interviews with director candidates upon request, and the Committee may retain, at its discretion, third-party consultants to assess the skills and qualifications of the candidates.

The Governance and Nominating Committee has not set specific, minimum qualifications that must be met by a director candidate. In evaluating candidates for recommendation to the Board of Directors, the Committee will consider the following factors, in addition to any other factors that it deems appropriate:

- whether the candidate is of the highest ethical character and shares our company's values;

- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;

- whether the candidate's characteristics, experiences, perspectives and skills would benefit the Board of Directors given the current composition of the Board of Directors;

- whether the candidate is "independent" as defined by the Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;

- whether the candidate qualifies as someone who is "financially sophisticated" or as an "audit committee financial expert" as described in the Nasdaq listing standards or any other applicable laws, rules or regulations;

- whether the candidate is free from material conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or violate any applicable Nasdaq listing standards or other applicable laws, rules or regulations;

- whether the candidate's service as an executive officer of another company or on the boards of directors of other public companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and

- if the candidate is an incumbent director, the director's overall service during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

The Governance and Nominating Committee assesses and reviews these guidelines with the Board of Directors each year and modifies them as appropriate. The Board of Directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at Annual Meetings of Stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the Governance and Nominating Committee may do so by mailing a written recommendation to the Chairman of the Governance and Nominating Committee, c/o Secretary, Lance, Inc., Post Office Box 32395, Charlotte, North Carolina 28232. Such recommendation must include the following information:

- the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made and the director candidate;

- the class and number of shares of our stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

- sufficient biographical information concerning the director candidate, including a statement about the director's qualifications;

- all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

- description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

- a written consent of the candidate to be named in our proxy statement and to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered by the Governance and Nominating Committee for the 2009 Annual Meeting of Stockholders must be submitted by November 24, 2008. The submission of a recommendation by a stockholder in compliance with these procedures will not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement.

Our Bylaws also provide that nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to our Secretary at our principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year's annual meeting, and in accordance with the procedures specified in the Bylaws. The presiding officer at the Annual Meeting of Stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board of Directors

It is our policy that stockholders may, at any time, communicate with any of our directors by mailing a written communication to a director, c/o Secretary, Lance, Inc., Post Office Box 32395, Charlotte, North Carolina 28232.

All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient. Examples of stockholder communications that would be considered improper for submission include communications that:

- do not relate to the business or affairs of our company or the functioning or constitution of the Board of Directors or any of its committees;
- relate to routine or insignificant matters that do not warrant the attention of the Board of Directors;
- are advertisements or other commercial solicitations;
- are frivolous or offensive; or
- are otherwise not appropriate for delivery to directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

William R. Holland, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every served on the Compensation Committee in fiscal year 2007. None of the directors who served on the Compensation Committee in fiscal year 2007 served as one of our employees in fiscal year 2007 or has ever served as one of our officers. During fiscal year 2007, none of our executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the below section titled *"Executive Officer Compensation—Compensation Discussion and Analysis"* with management, and, based on such review and discussions, recommended to the Board of Directors that the section be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

Submitted by the Compensation Committee of the Board of Directors.

William R. Holland, Chairman
W. J. Prezzano
Dan C. Swander
Isaiah Tidwell
S. Lance Van Every

AUDIT COMMITTEE REPORT

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Lance, Inc. ("Lance") and the integrated audits of its financial statements, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for Lance's financial statements and the financial reporting processes, including its systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the financial reporting and controls.

The Committee discussed with the independent public accountants, who are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality and the acceptability of Lance's financial reporting and controls and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including the matters required to be discussed by Statement of Auditing Standards No. 114. In addition, the Committee has received the written disclosures and letter from the independent public accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent public accountants the independent public accountants' independence from management and Lance.

The Committee approved in advance all audit and non-audit services for 2007. These services are outlined in more detail under *"Ratification of Selection of Independent Public Accountants"* below.

The Committee also discussed with Lance's internal audit accountants and independent public accountants the overall scope and plans for their respective audits. The Committee meets periodically with the internal audit accountants and independent public accountants, with and without management present, to discuss the results of their examinations and their evaluations of the internal controls and the overall quality of financial reporting of Lance.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the consolidated audited financial statements of Lance, Inc. be included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2007 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors.

Robert V. Sisk, Chairman
Barbara R. Allen
Jeffrey A. Atkins
W. J. Prezzano
Isaiah Tidwell

DIRECTOR COMPENSATION

Directors who are employed by us or one of our subsidiaries receive no additional compensation for serving as directors. Directors who are not employed by us or one of our subsidiaries (other than the Chairman of the Board) receive an annual fee of $35,000 plus $1,500 for each Board meeting attended and $1,500 for each Committee meeting attended, in addition to expenses incurred for such attendance. Non-employee directors (other than the Chairman of the Board) who serve as Chairman of the Audit Committee receive an additional $10,000 per year and those who serve as Chairman of either the Compensation Committee or Nominating and Governance Committee receive an additional $7,500 per year. The Chairman of the Board receives an annual retainer of $75,000 plus $1,500 for each Board meeting attended. The Chairman of the Board does not receive a fee for attending Committee meetings or for serving as a Committee Chairman.

Under the 2003 Director Stock Plan, all non-employee directors receive an annual award of 1,000 shares of restricted stock. Shares of restricted stock awarded under the 2003 Director Stock Plan vest on the later of 11 months after awarded or seven months after the director ceases to serve as a director. The 2003 Director Stock Plan was adopted by the Board of Directors and approved by the stockholders at the 2003 Annual Meeting. The 2003 Director Stock plan will expire on April 30, 2008.

Prior to 2003, non-employee directors were eligible to receive stock options under the 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the "1995 Director Plan"). Under the 1995 Director Plan, each non-employee director received an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The 1995 Director Plan also provided for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which became exercisable after one year's service. There have been no options issued under the 1995 Director Plan for years ending after December 28, 2002.

The Board of Directors has adopted the Lance, Inc. 2008 Director Stock Plan, subject to approval by the stockholders at the 2008 Annual Meeting. For additional information regarding the proposed 2008 Director Stock Plan, see "*Approval of 2008 Director Stock Plan*" below.

The following table sets forth certain information regarding the compensation of the directors for fiscal year 2007.

Director Compensation Table
Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Barbara R. Allen	$47,000	$23,669	—	—	$70,669
Jeffrey A. Atkins	48,500	23,669	—	—	72,169
J. P. Bolduc	44,000	23,669	—	—	67,669
William R. Holland	60,500	23,669	—	—	84,169
W. J. Prezzano	116,000	23,669	—	—	139,669
David V. Singer(5)	0	0	—	—	0
Robert V. Sisk	63,000	23,669	—	—	86,669
Dan C. Swander	53,000	23,669	—	—	76,669
Isaiah Tidwell	56,000	23,669	—	—	79,669
S. Lance Van Every	53,000	23,669	—	—	76,669

(1) Amounts represent the aggregate amount of all fees earned or paid in cash for services as a director in fiscal year 2007.

(2) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes in fiscal year 2007 with respect to outstanding restricted stock awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see pages 41 to 45 of the Annual Report on Form 10-K for the fiscal year ended December 29, 2007. There were no forfeitures of restricted stock awards in fiscal year 2007. As of December 29, 2007, the aggregate number of shares of restricted Common Stock outstanding for each of the directors (other than Mr. Singer) was as follows: Ms. Allen—3,000, Mr. Atkins—2,000, Mr. Bolduc—2,000, Mr. Holland—5,000, Mr. Prezzano—5,000, Mr. Sisk—5,000, Mr. Swander—4,000, Mr. Tidwell—5,000 and Mr. Van Every—5,000.

(3) On May 1, 2007, each director (other than Mr. Singer) was granted 1,000 shares of restricted Common Stock under our 2003 Director Stock Plan, as described above. The grant date fair market value of each award was $23,230, computed in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("FAS 123R").

(4) There were no amounts recognized by us for financial statement reporting purposes in fiscal year 2007 with respect to outstanding option awards to directors. As of December 29, 2007, the aggregate number of shares underlying outstanding option awards for each of the directors serving on such date was as follows: Ms. Allen—0, Mr. Atkins—0, Mr. Bolduc—0, Mr. Holland—20,000, Mr. Prezzano—18,500, Mr. Sisk—0, Mr. Swander—0, Mr. Tidwell—20,000 and Mr. Van Every—20,000. There were no option awards granted in fiscal year 2007.

(5) Mr. Singer is our President and Chief Executive Officer and therefore does not receive additional compensation for serving as a director. See the Outstanding Equity Awards at Fiscal Year-End table below for the outstanding equity awards held by Mr. Singer as of December 29, 2007.

EXECUTIVE OFFICER COMPENSATION

We have included below statements regarding future performance targets and measures for our Company. These performance targets and measures are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of future results.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors is responsible for overall guidance for the compensation of all executive officers, including the executive officers named in the Summary Compensation Table. The Committee approves and recommends all annual compensation to the Board of Directors for final review and approval. The Compensation Committee has sole responsibility for and approves all long-term and stock-based compensation for executive officers. The following is a discussion and analysis of the material elements of our compensation program as it relates to the named executive officers.

Executive Compensation Philosophy and Objectives

The Compensation Committee's philosophy includes the following:

- The executive compensation program is designed to attract, motivate and retain executive talent with the skills and competencies to generate performance, both short and long-term, which exceeds the market;
- Total compensation will be based on the performance of the Company and the individual executive team member;
- Base salaries and incentive compensation will be influenced by the Company's performance as compared to the market and peer organizations; and
- The Company's executive compensation program consists of base salary, annual incentive, long-term incentives and executive benefits and perquisites.

The primary objectives of our executive compensation program are

- to align executives' interests with those of our stockholders by linking a substantial portion of compensation to annual and long-term performance measures;
- to attract and retain key executives and managers who are critical to our future success;
- to provide competitive total compensation commensurate with our performance;
- to motivate behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy;
- to emphasize the link between performance and rewards for meeting predetermined, specific goals;
- to focus executives on operational effectiveness from both an earnings and investment perspective; and
- to promote a performance orientation and communicate to employees that greater responsibility carries greater rewards.

Determining Executive Compensation

The Committee conducts an annual review of performance and compensation during the first quarter of each year for the purpose of determining the compensation of the individuals whose compensation is reviewed by the Committee for recommendation to the Board of Directors. As part of this review, the Chief Executive Officer submits recommendations to the Committee relating to the compensation of these individuals. Following a review of those recommendations, the Committee approves the compensation of those individuals and makes recommendations to the Board of Directors with respect to annual compensation, with such modifications to the Chief Executive Officer's recommendations as the Committee considers appropriate.

The Committee's review of the Chief Executive Officer's compensation is subject to separate procedures. With input from members of the Board of Directors and the Committee, the Chairman of the Committee, with the Chairman of the Board, evaluates the Chief Executive Officer's performance, reviews the evaluation with him, and based on that evaluation and review, the Committee determines and recommends to the Board of Directors his compensation, performance and annual objectives. The Chief Executive Officer is excused from meetings of the Committee during voting or deliberations regarding his compensation.

In setting compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own judgment and those sources of information (including compensation surveys) that the Committee considers relevant. The Company retained Findley Davies for assistance with executive compensation with nearly all of its services provided to the Committee. The compensation consultants presented data on executive compensation for similar size companies in similar industries. The consultants were directed to provide a comprehensive analysis of executive compensation programs, analyze executive compensation and all elements thereof and compare our executive compensation to similar size companies in similar industries and to make recommendations with respect to our executive compensation programs. The consultants used data from comprehensive surveys and performed a peer group analysis using similar sized food and snack food companies. The consultants used the 2006/2007 Industry Report on Top Management Compensation by Watson Wyatt and the 2006 Executive Compensation Assessor by Economic Research Institute and its market analysis of our executive compensation. All elements of executive compensation were compared to market data from food and kindred products industries data. Our executive compensation was also compared to a peer group consisting of the Company and 11 other companies in the food and snack food industries that were of similar size. The members of the peer group were selected by the consultants. The Committee looks at the compensation of our Chief Executive Officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies in the peer group. We believe that these comparisons are a benchmark as a point of reference for measurement but not the determinative factor in setting our executives' compensation.

In setting 2007 compensation, the Committee did not retain its own executive compensation consultants but used the Company's compensation consultants. In addition to reviewing such sources of information, the Committee annually reviews summaries, sometimes referred to as "tally sheets," reflecting each executive officer's compensation with respect to each element of compensation, as well as projected payouts under our severance and change in control arrangements with the named executive officers, and prior equity awards or grants. The overall purpose of these tally sheets is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers so that the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and projected compensation. In its most recent review of tally sheets in 2007, the Committee determined that the compensation amounts for our Chief Executive Officer and the other named executive officers remain consistent with the Committee's expectations and philosophy. In the last quarter of 2007, the Committee retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive compensation decisions going forward.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the best interests of our Company and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Elements of Executive Compensation

Our compensation program consists of the following elements: base salaries, annual incentive awards, long-term cash and equity compensation, and benefits and perquisites. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are also entitled to receive severance payments or other compensation upon the occurrence of certain events related to a termination of employment or change in control. See "*—Potential Payments upon Termination or Change in Control*" below.

Base Salaries. Base salaries are paid to provide executive officers with a base level of annual compensation and to achieve our objectives of attracting and retaining executives who are critical to our future success, rewarding performance and communicating to employees that greater responsibility carries greater rewards. Based on information and surveys provided by the Company's compensation consultants, the Committee seeks to have base salaries for executive officers at the 50th percentile for the average comparable base salary for similar positions at similar companies. The peer companies used in the analysis were our Company and Flowers Foods Inc., Hain Celestial Group Inc., Imperial Sugar Co., Inventure Group, Inc., J&J Snack Foods Corp, J.M. Smucker Co., John B. Sanfilippo & Son Inc., Ralcorp Holdings Inc., Tasty Baking Co., Tootsie Roll Industries Inc. and Treehouse Foods, Inc. The Committee's decisions regarding adjustments to base salaries are also based on the responsibilities of the executives, the Committee's evaluation of the market demand for executives with similar capability and experience, and our corporate performance and the performance of each executive in relation to our strategic objectives. The Committee also seeks to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements.

In connection with the hiring of Mr. Singer as Chief Executive Officer in 2005, the Committee and the Board approved and we entered into an Executive Employment Agreement with Mr. Singer. See "*—Summary of Compensation and Grants of Plan-Based Awards—Employment and Other Agreements*" below. Mr. Singer's employment agreement provides for a base salary of $500,000, subject to increase at the discretion of the Board. In general, we believe Mr. Singer's compensation is consistent with the Committee's compensation philosophy and objectives. However, certain elements of his compensation were set at levels necessary to induce him to leave his former employment and join our Company as Chief Executive Officer. Our Board of Directors and the Compensation Committee employed Deloitte Consulting LLP for assistance in analyzing Mr. Singer's compensation and benefits with his existing employer and to develop and assist in the negotiation of an employment agreement and related compensation and benefits sufficient to result in the hiring of Mr. Singer as Chief Executive Officer of the Company. Mr. Singer's base salary remained at its $500,000 initial level during 2005 and 2006.

On February 8, 2007, the Committee conducted its annual review of Mr. Singer's compensation. As a result of that review and the Committee's evaluation of our performance and the performance of Mr. Singer in 2006, the Committee approved and recommended to the Board of Directors a 10% increase in his base salary to $550,000 effective December 31, 2006. In determining the amount of the increase, the Committee considered (i) the fact that Mr. Singer's base salary had not previously been increased since he joined us in 2005, (ii) market data and peer group analysis provided by the Company's compensation consultants, and (iii) his critical leadership role and performance in 2006 with respect to the following: (a) significant progress against the identified priorities geared toward growing our business, (b) a positive total return to stockholders, (c) the continuing development of plans designed to deliver and provide financial results and sales growth exceeding industry averages and (d) a good job of delivering against financial targets considering the spike in flour costs in the fourth quarter of 2006 and shortfalls in our revenues due to changes in the business strategy of our largest customer.

On February 8, 2007, the Committee also conducted a compensation review for the other executive officers, including the other named executive officers. In connection with that review, Mr. Singer submitted recommendations to the Committee. Based on those recommendations and the Committee's evaluation of our performance and the performance of those individuals in 2006, the Committee made adjustments to the base salaries to be paid to the other executive officers in 2007 that ranged from 4% to 10% and recommended the adjusted base salaries to the Board of Directors. These salary increases went into effect on December 31, 2006. Mr. Thompson's base salary was increased 10% due to his excellent performance in planning and beginning the implementation of our comprehensive supply chain strategy.

In connection with the hiring of Mr. Patcha as Senior Vice President – Sales and Marketing in January 2007, the Committee approved his annual base salary at $330,000, approved an employment bonus of $20,000 and approved a guaranteed minimum annual incentive for 2007 of 25% of his base salary. His base salary was not increased in 2007.

Annual Performance Incentive Plan. An annual performance incentive compensation plan is provided for the executive officers, including the named executive officers, to achieve the Committee's objectives of:

- motivating behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy;
- emphasizing the link between performance and rewards for meeting predetermined, specific goals;
- focusing executives on operational effectiveness from both an earnings and investment perspective; and
- promoting a performance orientation and communicating to executives that greater responsibility carries greater rewards.

In setting target incentive awards under the plan, the Committee considers each executive's level of responsibility in relation to our annual and long-term objectives, recommendations of the Chief Executive Officer, and our obligations under agreements with the Chief Executive Officer and the Senior Vice President – Sales and Marketing. The Committee sets target incentive awards at levels that are designed to link a substantial portion of each individual's total annual compensation to attaining the performance objectives discussed below in order to provide appropriate incentives to attaining those objectives.

At its meeting on February 8, 2007, the Committee approved an annual performance incentive plan for 2007 that includes the executive officers' target incentive awards for 2007 and our targeted financial measures for 2007. This annual performance incentive plan was recommended to the Board of Directors, which approved it on February 9, 2007. The 2007 target incentive awards for the named executive officers (other than Mr. Singer) increased to 50% of their respective base salaries. Mr. Singer's employment agreement provides for a target incentive award each year equal to 100% of base salary. Mr. Patcha's employment letter provides for a guaranteed annual incentive award for 2007 equal to no less than 25% of his annual base salary. Messrs. Puckett, Patcha, Thompson and Lewis were assigned target incentive awards for 2007 of 50% of their respective base salaries. Our financial performance and measures were changed from those for 2006 due to the integration of the branded and non-branded portions of our business. For 2007, incentive compensation was based 45% on a Corporate Earnings Per Share target of $0.80 per share, 35% on a Net Sales Dollars target of $765 million and 20% on an Economic Profit target of $2.1 million. See "*—Summary of Compensation and Grants of Plan-Based Awards*" below for additional information regarding the threshold, target and maximum incentive awards for the named executive officers.

For 2007, performance measures are defined as follows:

(a) Corporate Earnings Per Share is defined as the fully diluted earnings per share of the Company for the 2007 fiscal year, excluding special items, which are significant one-time income or expense items, and discontinued operations.

(b) Net Sales Dollars is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, excluding discontinued operations.

(c) Economic Profit is defined as net operating profit after income taxes, less cost of capital charge of 9.0% on average capital employed, excluding discontinued operations.

In addition, and subject to the Committee's approval, extraordinary items such as accounting changes will be excluded from the financial goal achievement calculations for all executive officers.

Grants of annual incentive awards for 2007 for each named executive officer are determined based primarily upon the attainment of pre-determined objectives with respect to financial performance measures for our business. Financial performance measures and objectives are determined based on our operating plan for the year in question. Such operating plan is developed by management and approved by the Board of Directors.

The Committee maintains discretion to adjust performance measures and objectives for extraordinary items and other items as it deems appropriate. In setting the performance objectives, the Committee has elected to exclude special items related to the Tom's integration from the performance measures.

On February 21, 2008, the Committee reviewed and approved the degree of attainment of our financial objectives for 2007. For 2007, we achieved 88% of our target. All of the named executive officers attained 88% of their target incentive.

Based on this performance, the Committee awarded a $484,000 cash incentive award to Mr. Singer for 2007. The Committee also awarded cash incentive awards to each of the other named executive officers based upon the degree of attainment of our financial objectives for 2007. See Note 5 to the Summary Compensation Table for a listing of those cash incentive awards.

Long-Term Cash and Equity Compensation. The Committee administers our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan.

The Committee is authorized to grant restricted stock awards, stock options and other awards that are provided for under our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan to such of our employees and employees of our subsidiaries as the Committee determines to be eligible for awards. Awards granted to an individual are based upon a number of factors, including the recipient's position, salary and performance as well as our overall corporate performance.

The stock plans are intended to achieve our objectives of:

- aligning executives' interests with those of our stockholders by linking a substantial portion of compensation to long-term performance measures;

- attracting and retaining key executives and managers who are critical to our future success; and

- providing competitive total compensation commensurate with our performance;

Awards are made under these plans as long-term incentive compensation to executives and other key employees when the Committee feels such awards are appropriate.

We expect that individuals who receive these awards will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with our stockholders. On February 9, 2007, our Board of Directors, upon recommendation of the Compensation Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of our Company. The guidelines generally provide that the Board of Directors, our officers and our senior managers retain 50% of shares of our Common Stock received under our equity grants to them, net of required income tax withholding. The ownership targets range from two times base salary to one-half times base salary for officers and is two times annual retainer for members of the Board of Directors.

The Committee makes awards under these stock plans both to reward short-term performance with equity-based compensation and to motivate the recipient's long-term performance. The Committee generally follows the practice of making annual awards to individuals who are determined to be eligible to participate in these plans.

Each year, the Committee adopts a Three-Year Incentive Plan for Officers that includes a performance period that covers the current year and the two following years. The 2007 Three-Year Plan covers the Company's three fiscal years, 2007 through 2009, based on our operations plan for those three years.

At its meeting on February 8, 2007, the Committee adopted the 2007 Three-Year Plan with an average Return On Capital Employed target of 12.0% for the three fiscal years, 2007 through 2009. Mr. Singer's award percentage remained at 30% of his base salary. The award percentage for the other named executive officers was set at 25% in that the Committee was granting nonqualified stock options to the named executive officers in March 2007. Under the 2007 Plan, awards are not made until the end of the three-year period when it is determined the amount of the award earned, if any, then awards are paid, 50% in cash and 50% in restricted stock which will vest upon grant. The 2007 Three-Year Plan is described in greater detail under *"—Summary of Compensation and Grants of Plan-Based Awards—2007 Three-Year Incentive Plan"* described below.

The target incentive awards were determined by the Committee consistent with their practice and philosophy of providing that a substantial portion of total compensation for executive officers be long-term incentive compensation.

Awards are not made under the Plan until the end of the three-year period when it is determined the amount of the award earned, if any, and then awards are paid, 50% in cash and 50% in restricted stock, except that Mr. Singer's award is paid 100% in cash, as he has a substantial equity interest in the Company due to prior grants of restricted stock units and nonqualified stock options.

At its meeting on March 8, 2007, the Committee granted nonqualified stock options to the named executive officers as follows (Mr. Singer was granted an option as required under his Executive Employment Agreement):

Name	Nonqualified Stock Option Shares
David V. Singer	100,000
Rick D. Puckett	16,260
Glenn A. Patcha	14,601
Blake W. Thompson	12,168
Frank I. Lewis	11,736

On March 8, 2007, the Committee made awards under the 2004 Three-Year Plan to the named executive officers other than Mr. Singer and Mr. Patcha who did not participate in the 2004 Three-Year Plan. Incentive Awards are earned under the 2004 Three-Year Plan based 75% on our three-year cumulative consolidated earnings per share and 25% on our three-year compound annual growth rate in net revenues for the fiscal years 2004 through 2006. Mr. Leake was assigned a target incentive equal to 45% of his base salary for fiscal year 2004. Mr. Puckett was assigned a target incentive equal to 45% of his base salary for fiscal year 2006, prorated to January 30, 2006, his date of employment by us. Mr. Thompson was assigned a target incentive equal to 45% of his base salary for fiscal year 2006, prorated to December 19, 2005, his date of employment by us. Awards were payable 25% in cash, 50% in restricted stock and 25% in stock options. The Company achieved 137% of the aggregate target under the 2004 Three-Year Incentive Plan in that net revenues increased at an average annual rate of 10% against the target of 2.8%. The named executive officers were awarded the following:

Name	Cash	Restricted Stock Shares	Nonqualified Stock Option Shares
Rick D. Puckett	$16,600	1,700	3,500
Blake W. Thompson	$13,300	1,350	2,800
Frank I. Lewis	$36,200	3,650	7,600

On March 16, 2006, the Committee adopted the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers which covers the five-year period beginning in 2006 and ending in 2010. This Plan is a one-time grant of performance equity units, each equivalent to one share of Common Stock and related dividend equivalents. Each of the performance equity units and related dividend equivalent units which vest during the five-year period will be settled by delivery of one share of our Common Stock. These performance equity units will be subject to forfeiture if the participant leaves our employ during the five-year period except as a result of death, disability or retirement in which case the participant will receive a pro rata portion of the award. Under the Five-Year Plan, no awards vest unless the cumulative total return on our Common Stock for the five years ending December 31, 2010 exceeds the cumulative total return on the Russell 2000 Index over the same period. See "*—Summary of Compensation and Grants of Plan-Based Awards—2006 Five-Year Performance Equity Plan*" below.

With our long-term performance objectives in mind, on January 8, 2007, the Committee made the following performance equity award under the 1997 Incentive Equity Plan and the Five-Year Plan to Glenn A. Patcha, in connection with his employment, to retain and motivate him and to further align his interests with our stockholders.

Name	Number of Performance Equity Units	Value on January 8, 2007
Glenn A. Patcha	48,000	$695,943

The value of the award set forth in the table above is the fair market value of the performance equity units covered by such award on January 8, 2007, based on the average of the high and low trading prices of our Common Stock on that date, as adjusted for financial reporting purposes under FAS 123R. The Five-Year Plan and the amounts of the award were developed by our management in consultation with the Company's compensation consultants and members of the Committee.

During 2007, we granted nonqualified stock options and restricted stock to certain of the executive officers named in the Summary Compensation Table, including Mr. Patcha. In connection with his employment on January 8, 2007, Mr. Patcha was granted a nonqualified stock option to purchase 25,000 shares of our Common Stock at $20.095 per share which becomes exercisable in four equal annual installments beginning one year after the date of grant. On the same date, Mr. Patcha was granted a restricted stock award of 20,000 shares of our Common Stock which will vest in three years if Mr. Patcha remains employed by our Company. These awards were designed to more closely align his interests with the interests of our stockholders and to provide him an incentive to work toward the creation of long-term stockholder value. The number of shares of restricted stock and the number of shares covered by the stock option were determined based on negotiations between our management and Mr. Patcha in connection with his hiring in consultation with the Chairman of our Committee. See "*—Summary of Compensation and Grants of Plan-Based Awards*" and "*—Outstanding Equity Awards*" below.

Benefits and Perquisites. We provide our employees, including the named executive officers, with a benefit program that the Committee believes is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining key executives and managers who are critical to our future success.

Our executive officers, including the named executive officers, are eligible to participate in our group insurance program, which includes group health, dental, vision, life and long-term disability insurance on the same basis as other employees. Other benefits for all employees include a profit-sharing retirement plan, 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations. In addition, the named executive officers may participate in a benefit restoration plan which provides amounts that exceed the regulatory limits on contributions to our Profit Sharing Retirement Plan, term life insurance, disability insurance and automobile allowances. Also, the named executive officers receive financial and tax planning reimbursement up to $5,000 annually. In addition, Mr. Singer receives reimbursement for a country club membership and an income tax gross up for such reimbursement as provided in his Executive Employment agreement, and Mr. Patcha received relocation expenses and an income tax gross up for such expenses in connection with his hiring and relocation to Charlotte, North Carolina in 2007. For additional information regarding the benefits and perquisites received by the named executive officers in 2007, see Note 4 to the Summary Compensation Table.

The Committee reviews and approves annually all perquisites paid by us to our executive officers.

Payments and Benefits upon Termination or Change in Control. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were negotiated by us and approved by the Committee and the Board of Directors in connection with the hiring of Mr. Singer, Mr. Patcha, Mr. Puckett and Mr. Thompson. Severance agreements were negotiated and approved by the Committee and the Board of Directors for Mr. Lewis after many years of employment with us.

In addition, in 1997, with the assistance of the Company's compensation consultants, Hewitt Associates LLC, the Compensation Committee and the Board of Directors approved Benefits Agreements for certain key executive officers in the event of a change in control of our Company. These agreements were designed to allow the executive officers to continue to focus on the operation of the business of our Company and to act in the best interests of our stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event the new owner of our Company did not continue the employment of the executive or otherwise made their position untenable. Under these Benefits Agreements, the executive would receive in a lump sum an amount including his accrued base salary and benefits, an amount equal to three times his base salary plus three times the greater of his prior year actual bonus or current year target bonus and an accrued bonus payment based on the greater of his prior year actual incentive or current year target incentive under our Annual Performance Incentive Plan plus additional benefits as described in more detail under "*—Potential Payments upon Termination or Change in Control*" below. There is also a "gross up" amount payable to the executive based on the Federal excise taxes payable by him.

Mr. Singer's Executive Employment Agreement provides that in an event of his termination without cause prior to a change in control, he would receive his accrued base salary, an amount equal to two times his base salary plus two times his current year incentive under our Annual Performance Incentive Plan, his accrued incentive based on current year performance under our Annual Performance Incentive Plan and pro rata payments under the Company's long-term incentive plans plus other benefits specified under "*—Potential Payments upon Termination or Change in Control*" below. Mr. Singer's change in control benefits are likewise designed to allow Mr. Singer to continue to focus on the operation of the business of our Company and to act in the best interest of our stockholders rather than focus on his own employment status in the event of a potential change in control.

The severance agreements for Messrs. Puckett, Patcha, Thompson and Lewis provide for payment of accrued base salary and benefits, an amount equal to one year's base salary plus their respective current year target bonus and accrued bonus payment based on the greater of their respective prior year actual bonus or current year target bonus plus certain additional benefits as described under *"—Potential Payments upon Termination or Change in Control"* below in connection with his agreement to terminate his prior Executive Employment Agreement.

Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally not entitled to deduct non-performance-based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual's compensation in any year exceeds $1.0 million. Special rules apply for "performance-based" compensation, including the pre-approval of performance goals applicable to that compensation. In 2007, the stockholders of the Corporation approved the 2007 Key Employee Incentive Plan which is expected to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

All compensation accrued to our named executive officers in 2007 was fully deductible for the purposes of Section 162(m), except for a portion of the compensation accrued for the restricted stock units awarded to our Chief Executive Officer. With respect to non-performance based compensation to be accrued to named executive officers in 2007 and future years, in certain instances such compensation may exceed $1.0 million. However, in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for Federal income tax purposes.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth certain compensation information for the fiscal years ended December 29, 2007 and December 30, 2006 concerning our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, which we refer to as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
David V. Singer . . . . . President and Chief Executive Officer	2007	$550,000	—	$1,230,368	$286,513	$571,200(5)	$75,383	$2,713,464
	2006	500,000	—	1,233,421	174,217	435,000(6)	46,413	2,389,051
Rick D. Puckett. . . . . . Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2007	367,500	—	314,939	45,484	178,300(5)	35,087	941,310
	2006	323,077	$20,000(7)	309,876	67,356	156,600(6)	53,771	930,680
Glenn A. Patcha.. . . . . Senior Vice President	2007	323,654	$20,000(7)	287,111	55,272	149,300(5)	212,193	1,047,530
	2006	—	—	—	—	—(6)	—	—
Blake W. Thompson . . Senior Vice President	2007	275,000	—	217,423	26,273	133,600(5)	34,203	686,499
	2006	250,000	—	233,668	46,211	100,300(6)	88,879	719,058
Frank I. Lewis . . . . . . Senior Vice President	2007	265,004	—	153,063	10,101	134,100(5)	21,997	584,265
	2006	254,796	—	131,171	58,891	124,900(6)	19,923	589,681

(1) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes in fiscal years 2007 and 2006 with respect to outstanding stock awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of restricted stock awards for the named executive officers in fiscal years 2007 or 2006.

(2) For additional information regarding the assumptions made in calculating these amounts, see pages 41 to 45 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and pages 42 to 46 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

(3) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes in fiscal years 2007 and 2006 with respect to outstanding option awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of option awards for the named executive officers in fiscal years 2007 or 2006.

(4) For fiscal year 2007, the amounts set forth under All Other Compensation consist of the following:

Benefits and Perquisites	Mr. Singer	Mr. Puckett	Mr. Patcha	Mr. Thompson	Mr. Lewis
Company contributions to Profit-Sharing Retirement Plan	$7,313	$7,313	—	$7,313	$7,150
Company contributions to Employee Stock Purchase Plan	—	240	—	—	—
Company contributions to 401(k) Plan	5,625	5,625	5,077	5,625	5,625
Company contributions to Deferral and Benefit Restoration Plan	24,718	1,209	—	4,043	3,930
Term life insurance premiums	4,394	2,785	956	1,807	3,833
Country club dues	8,773	—	—	—	—
Automobile allowances	17,539	15,415	14,862	15,415	959
Relocation expenses	—	—	178,298	—	—
Tax-gross ups	7,021	—	11,250	—	—
Totals	$75,383	$35,087	$212,193	$34,203	$21,997

(5) For fiscal year 2007, amounts represent cash incentive awards earned under the 2007 Annual Plan and the 2005 Three-Year Plan. The following cash incentive awards were earned by the named executive officers in 2007 under the 2007 Annual Plan: Mr. Singer—$484,000, Mr. Puckett—$161,700, Mr. Patcha—$141,300, Mr. Thompson—$121,000 and Mr. Lewis—$116,700. Cash incentive awards were also earned under the 2005 Three-Year Plan as follows: Mr. Singer—$87,200, Mr. Puckett—$16,600, Mr. Patcha—$8,000, Mr. Thompson—$12,600 and Mr. Lewis—$17,400. For additional information regarding the 2007 Annual Plan and the 2005 Three-Year Plan, see the Grants of Plan Based Awards table, *"—2007 Annual Performance Incentive Plan"* and *"—2005 Three-Year Incentive Plan"* below.

(6) For fiscal year 2006, amounts represent cash incentive awards earned under the 2006 Annual Plan and the 2004 Three-Year Plan. For additional information, see the Summary Compensation Table of our proxy statement for our 2007 Annual Meeting of Stockholders.

(7) Amounts represent bonuses paid in connection with our initial employment of the executive officer.

The following table sets forth certain information concerning grants of plan-based awards to the named executive officers in fiscal year 2007.

Grants of Plan-Based Awards
Fiscal Year 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#) or ($)	Target (#) or ($)	Maximum (#) or ($)				
David V. Singer . . .	N/A(2)	$55,000	$550,000	$1,100,000	—	—	—	—	—	—	—
	N/A(3)	82,500	165,000	660,000	—	—	—	—	—	—	—
	3/8/07	—	—	—	—	—	—	—	100,000(4)	$19.70	$484,000
Rick D. Puckett . . .	N/A(2)	18,375	183,750	367,500	—	—	—	—	—	—	—
	N/A(3)	22,969	45,938	183,750	$22,969	$45,938	$183,750	—	—	—	45,938 (5)
	3/8/07	—	—	—	—	—	—	—	16,260(6)	19.70	73,495
Glenn A. Patcha . . .	N/A(2)	82,500	165,000	330,000	—	—	—	—	—	—	—
	N/A(3)	20,625	41,250	165,000	$20,625	$41,250	$165,000	—	—	—	41,250 (5)
	N/A(7)	12,256	24,512	49,024	$36,768	$73,536	$147,072	—	—	—	73,536 (8)
	N/A(9)	6,030	12,060	24,119	$18,089	$36,179	$72,358	—	—	—	36,179 (10)
	1/8/07(11)	—	—	—	20,002	39,998	48,000	—	—	—	695,943
	1/8/07	—	—	—	—	—	—	20,000(12)	—	20.10	401,900
	1/8/07	—	—	—	—	—	—	—	25,000(13)	20.10	125,250
	3/8/07	—	—	—	—	—	—	—	14,601(6)	19.70	65,997
Blake W. Thompson	N/A(2)	13,750	137,500	275,000	—	—	—	—	—	—	—
	N/A(3)	17,188	34,375	137,500	$17,188	$34,375	$137,500	—	—	—	34,375 (5)
	3/8/07	—	—	—	—	—	—	—	12,168(6)	19.70	54,999
Frank I. Lewis	N/A(2)	13,260	132,600	265,200	—	—	—	—	—	—	—
	N/A(3)	16,575	33,150	132,600	$16,575	$33,150	$132,600	—	—	—	33,150 (5)
	3/8/07	—	—	—	—	—	—	—	11,763(6)	19.70	53,047

(1) The amounts set forth in these columns represent the grant date fair market value of stock awards and option awards computed in accordance with FAS 123R. For additional information regarding the assumptions made in the valuation of these awards, see pages 41 to 45 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

(2) The amounts shown in these rows reflect the threshold, target and maximum incentive awards assigned to the officer under the 2007 Annual Plan. See "*—2007 Annual Performance Incentive Plan*" below for additional information.

(3) The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the 2007 Three-Year Plan. Target incentives are denominated in dollar amounts but are paid 50% in cash and 50% in common stock, except for awards to Mr. Singer which are paid 100% in cash.

(4) This amount reflects a grant of options to Mr. Singer pursuant to the terms of his employment agreement. See "*—Employment and Other Agreements*" below for additional information.

(5) These amounts represent the grant date fair market values of the portion of the target incentive awards under the 2007 Three-Year Plan that are to be settled in stock options (50%).

(6) The amount reflects a grant of stock options under the 2007 Stock Option Plan.

(7) The amounts shown in this row reflect threshold, target and maximum incentive awards under the 2006 Three-Year Plan. The target incentives are denominated in dollar amounts but are paid 25% in cash, 50% in restricted stock and 25% in stock options. See *"—2006 Three-Year Incentive Plan"* below for additional information.

(8) This amount represents the grant date fair market value of the portion of the target incentive award under the 2006 Three-Year Plan that is to be settled in restricted stock (50%) and stock options (25%).

(9) The amounts shown in this row reflect threshold, target and maximum incentive awards under the 2005 Three-Year Plan. The target incentives are denominated in dollar amounts but are paid 25% in cash, 50% in restricted stock and 25% in stock options. See *"—2005 Three-Year Plan"* below for additional information.

(10) This amount represents the grant date fair market value of the portion of the target incentive awards under the 2005 Three-Year Plan that is to be settled in restricted stock (50%) and stock options (25%).

(11) The amounts shown in this row reflect the threshold, target and maximum payouts pursuant to a performance equity unit award assigned under the 2006 Five-Year Plan. See *"—2006 Five-Year Performance Equity Plan"* below for additional information.

(12) The amount reflects a one-time award of restricted stock to Mr. Patcha in connection with his initial employment.

(13) The amount reflects a one-time grant of stock options to Mr. Patcha in connection with his initial employment.

The following is a summary of certain material information necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards table above, including certain material terms of our compensation plans and arrangements.

2007 Annual Performance Incentive Plan. On February 9, 2007, the Board of Directors, on recommendation of the Compensation Committee, adopted and approved the Lance, Inc. 2007 Annual Performance Incentive Plan for Officers (the "2007 Annual Plan"). The 2007 Annual Plan provided certain of our officers annual cash incentive awards based on the achievement of specified goals with respect to the following performance measures: (1) Corporate Earnings Per Share ("Corporate EPS"), (2) Net Sales Dollars and (3) Economic Profit. In February 2007, each participant was assigned a target incentive based on a percentage of current base salary. The following target incentives were assigned to the Company's named executive officers: Mr. Singer—$550,000, Mr. Puckett—$183,750, Mr. Patcha—$165,000, Mr. Thompson—$137,500 and Mr. Lewis—$132,600. In connection with his initial hiring in 2007, Mr. Patcha was guaranteed a minimum incentive award of $82,500 for 2007.

With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant will be entitled to 50% of the weighted target incentive, (2) a target level of performance under which each participant will be entitled to 100% of the weighted target incentive and (3) a maximum level of performance under which each participant will be entitled to a maximum payment of 200% of the weighted target incentive. Annual incentive payments are calculated on a straight line basis between the threshold and target level and between the target and maximum level for each performance measure. No award payments are made unless the threshold for the applicable performance measure is reached, and the payout for Net Sales Dollars may not exceed the threshold amount unless Corporate EPS exceeds the threshold.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives ($ in millions, except Corporate EPS)		
Performance Measure	Weight	Threshold	Target	Maximum
Corporate EPS	45%	$0.70	$0.80	$1.11
Net Sales Dollars	35%	$750.0	$765.0	$810.0
Economic Profit	20%	$(1.0)	$2.1	$10.8

Each of the performance measures is defined in the 2007 Annual Plan as follows:

(a) "Corporate EPS" is defined as our fully diluted earnings per share for the 2007 fiscal year, excluding special items, which are significant one-time income or expense items.

(b) "Net Sales Dollars" is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items.

(c) "Economic Profit" is defined as net operating profit after income taxes, less a cost of capital charge of 9.0% on average capital employed.

Based on our performance in 2007, each of the named executive officers was paid a cash incentive award under the 2007 Annual Plan as described in Note 5 to the Summary Compensation Table above. The 2007 Annual Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our company. For additional information regarding these payments, see "—*Potential Payments upon Termination or Change in Control*" below.

2007 Stock Option Plan. On March 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers (the "2007 Stock Option Plan"). Under the 2007 Stock Option Plan, certain officers and key managers were granted nonqualified stock option awards based on a percentage of base salary. The named executive officers were granted options under the plan with respect to the following number of shares of common stock: Mr. Puckett—16,260, Mr. Patcha—14,601, Mr. Thompson—12,168 and Mr. Lewis—11,763. Each option granted under the plan has an exercise price of $19.70 with respect to each share of common stock and will vest in three equal annual installments beginning on March 8, 2008. The term of each option is seven years.

For information regarding the vesting and exercise of options granted under the 2007 Stock Option Plan if a participant is terminated or in the event of a change in control of our Company, see "*—Potential Payments upon Termination or Change of Control*" below.

2007 Three-Year Plan. On February 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers (the "2007 Three-Year Plan"). Under the 2007 Three-Year Plan, each participant is assigned a target incentive award based on percentage of current base salary. Each of the named executive officers was assigned a target incentive award of 25% of base salary, except for Mr. Singer who was assigned a target incentive award of 30% of base salary pursuant to the terms of his Employment Agreement.

Incentive awards are earned under the 2007 Three-Year Plan based on our three-year average "Return on Capital Employed." Return on Capital Employed is calculated for each fiscal year during the fiscal years 2007 through 2009 as follows:

$$\frac{(\text{Net Income} + \text{Interest Expense}) \times (1 - \text{Tax Rate})}{\text{Average Equity} + \text{Average Net Debt}}$$

For purposes of this calculation, the "Tax Rate" means our actual total effective income tax rate and "Average Net Debt" means our average debt less average cash.

With respect to average Return on Capital, the Compensation Committee established (1) a threshold level of performance of 11% under which each participant will be entitled to a bonus award of 50% of the target incentive, (2) a target level of performance of 12% under which each participant will be entitled to 100% of the target incentive and (3) a maximum level of performance of 14% under which each participant will be entitled to the maximum payment of 400% of the target incentive.

Award payments will be calculated on a straight line basis between the threshold and target level and between the target and maximum level. The Compensation Committee will adjust any award due to extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan.

Based on audited financial statements for the fiscal years 2007 through 2009, any awards will be payable in early 2010. Awards will be paid 50% in cash and 50% in common stock, except for awards to Mr. Singer which will be paid 100% in cash. Awards of stock will be fully vested on the date of grant.

The 2007 Three-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2006 Three-Year Plan. On April 27, 2006, the Compensation Committee adopted and approved the Lance, Inc. 2006 Three-Year Incentive Plan for Officers (the "2006 Three-Year Plan"). Under the 2006 Three-Year Plan, each participant is assigned a target incentive award based on a percentage of base salary. In fiscal year 2006, Messrs. Puckett, Thompson and Lewis were each assigned a target incentive equal to 45% of his base salary for fiscal year 2006, and Mr. Singer was assigned a target incentive equal to 30% of his base salary for fiscal year 2006 pursuant to the terms of his employment agreement. In fiscal year 2007, Mr. Patcha was assigned a target incentive award under the 2006 Three-Year Plan equal to 45% of his base salary for fiscal year 2007, prorated to January 8, 2007, his initial date of employment with us.

Incentive awards are earned under the 2006 Three-Year Plan based on our three-year average "Return on Capital Employed." Return on Capital Employed is calculated for each fiscal year during the fiscal years 2006 through 2008 as follows:

$$\frac{(\text{Net Income} + \text{Interest Expense}) \times (1 - \text{Tax Rate})}{\text{Average Equity} + \text{Average Net Debt}}$$

For purposes of this calculation, the "Tax Rate" means our actual total effective income tax rate and "Average Net Debt" means our average debt less average cash.

Participants will receive (i) 50% of their target incentive if we achieve a threshold average Return on Capital Employed of 9.5%, (ii) 100% of their target incentive if we achieve an average Return on Capital Employed of 10.5% and (iii) up to 400% of their target incentive if we achieve an average Return on Capital Employed of up to 12.5%.

Award payments will be calculated on a straight line basis between the threshold and target level and between the target and maximum level. The Compensation Committee has discretion to make additional adjustments to awards based on extraordinary events and other items as it deems appropriate.

Based on audited financial statements for the fiscal years 2006 through 2008, any awards will be payable in early 2009. Awards will be paid 25% in cash, 50% in restricted stock and 25% in nonqualified stock options, except for awards to Mr. Singer which will be paid 100% in cash. Awards of stock options will vest on the date of grant and be exercisable for five years after such grant. Awards of restricted stock will be 50% vested on the date of the grant with the remaining shares vesting one year after the date of grant.

The 2006 Three-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2005 Three-Year Plan. During 2005, the Compensation Committee adopted and approved the Lance, Inc. 2005 Long-Term Incentive Plan for Officers (the "2005 Three-Year Plan"). Under the 2005 Three-Year Plan, each participant was assigned a target incentive based on a percentage of base salary. Mr. Lewis was assigned a target incentive equal to 45% of his base salary for fiscal year 2005. Pursuant to the terms of his employment agreement, Mr. Singer was assigned a target incentive equal to 30% of his base salary for 2005, prorated from May 11, 2005, his date of employment by us. Mr. Puckett was assigned a target incentive equal to 45% of his base salary for fiscal year 2006, prorated from January 30, 2006, his date of employment by us. Mr. Thompson was assigned a target incentive equal to 45% of his base salary for fiscal year 2006, prorated from December 19, 2005, his initial date of employment by us. Mr. Patcha was assigned a target incentive equal to 45% of his base salary for fiscal year 2007, prorated from January 8, 2007, his initial date of employment by us.

Incentive awards are earned under the 2005 Three-Year Plan based 75% on our three-year cumulative consolidated earnings per share and 25% on our three-year compound annual growth in net revenues for the fiscal years 2005 through 2007. The threshold and target performance objectives for each of the performance measures is as follows:

	Threshold	Target
Earnings Per Share	$2.70	$2.93
Net Revenues Growth	2.6%	4.0%

Each participant will receive 100% of the participant's target incentive if we achieve the target objectives under the plan. The percent of payout is determined on a straight line basis for levels of achievement between the threshold and target objectives and above the target objectives. The Compensation Committee has discretion to make additional adjustments to awards based on extraordinary events and other items as it deems appropriate.

Awards under the 2005 Three-Year Plan were payable in early 2008 based on our audited financial statements for fiscal years 2005 through 2007. Awards were payable 25% in cash, 50% in restricted stock and 25% in stock options, except for awards for Mr. Singer which will be paid 100% in cash. Based on our performance from 2005 through 2007, each of our named executive officers were paid cash incentive awards under the 2005 Three-Year Plan as described in Note 5 to the Summary Compensation Table.

The 2005 Three-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2006 Five-Year Performance Equity Plan. On March 16, 2006, the Compensation Committee adopted and approved the Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers (the "2006 Five-Year Plan"). The plan provides for the award of performance equity units, each equivalent to one share of our Common Stock, to certain of our key executive officers. Each of Messrs. Puckett, Thompson and Lewis were granted performance equity units under the plan in 2006. In 2007, Mr. Patcha was granted performance equity units as reflected in the Grants of Plan Based Awards table above. Mr. Singer does not participate in the 2005 Five-Year Plan because of his restricted stock unit award received in connection with his employment by us.

The performance measure under the plan is the comparison of the cumulative total return (with dividends reinvested) on $100 invested in our Common Stock over five years ending December 31, 2010 as compared to the cumulative total return (with dividends reinvested) on $100 invested in the Russell 2000 Index over the same five years. If the cumulative return on our Common Stock over the five year period equals the cumulative total return on the Russell 2000 Index over the same period, the participants will receive and vest in 41.67% of their performance equity units. If the cumulative total return on our Common Stock exceeds that on the Russell 2000 Index by $10, the participants will vest in and receive 83.33% of their units. If the cumulative total return on our Common Stock exceeds the Russell 2000 Index by $15 or more, participants will be vested in and receive 100% of their performance equity units.

If we declare a cash dividend on our Common Stock during the five-year period, each participant will also be credited as of the applicable dividend payment date with an additional number of performance equity units equal to (a) the total cash dividend the participant would have received if their performance equity units had been actual shares of our Common Stock, divided by (b) the closing price of one share of our Common Stock on the applicable dividend payment date.

Award payments will be calculated after the Compensation Committee has reviewed the performance level achieved after December 31, 2010 and will be paid in shares of our Common Stock. The 2006 Five-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

Employment and Other Agreements. On May 11, 2005, we entered into an Executive Employment Agreement (the "Employment Agreement") with Mr. Singer in connection with his appointment as our Chief Executive Officer. The initial term of the Employment Agreement is three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, we agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in our Annual Performance Incentive Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of our company.

We also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary, with 75% of the annual award delivered through a grant of stock options and the remaining 25% provided as a target incentive under our Three-Year Incentive Plans. The stock options are granted with an exercise price equal to the fair market value of our Common Stock on the grant date and vest in three equal annual installments beginning on the first anniversary of the grant date. The long-term incentive awards granted to Mr. Singer in fiscal year 2007 are reflected in the Summary Compensation Table and Grants of Plan Based Awards table above. Mr. Singer has agreed to a modification of his Employment Agreement which provides that 100% of his annual long-term incentive opportunity after 2007 will be provided as a target incentive under our Three-Year Incentive Plans.

Mr. Singer's Employment Agreement also provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). The restricted stock units will vest on May 11, 2010 if Mr. Singer remains employed by us through that date. Under the RSU Agreement, Mr. Singer may surrender shares of our Common Stock at fair market value in payment of required income tax withholding. If we pay a cash dividend on our Common Stock, Mr. Singer will receive restricted dividend equivalent units equal to (i) the total cash dividend he would have received had the restricted stock units been actual shares of Common Stock divided by (ii) the fair market value of a share of Common Stock as of the applicable dividend payment date.

All of the restricted stock units are designated to be settled in our Common Stock. Restricted dividend equivalent units are designated to be settled in cash. There are no voting rights with respect to the restricted stock units.

The Employment Agreement and RSU Agreement also provide for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances or in the event of a change in control of our company. For additional information regarding these potential payments, see "*—Potential Payments upon Termination or Change in Control*" below.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 29, 2007 with respect to the named executive officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)($)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)($) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David V. Singer...	27,884	55,768 (2)		$19.645	2/8/2016	300,000 (3)	$6,252,000		
		100,000 (4)		19.70	3/8/2017	24,433 (5)	509,184		
Rick D. Puckett...	6,250	18,750 (6)		21.055	1/30/2016	20,000 (7)	416,800	25,002 (8)	$521,042
								1,260 (9)	26,258
			$25,241 (10)					$50,482 (10)	50,482
			$39,375 (11)					$78,750 (11)	78,750
								$45,938 (12)	45,938
						850 (13)	17,714		
	3,500			19.77	3/8/2012				
		16,260 (4)		19.70	3/8/2014				
Glenn A. Patcha...		25,000 (14)		20.10	1/8/2017	20,000 (15)	416,800	20,002 (8)	$416,842
								1,008 (9)	21,007
			$12,060 (10)					$24,120 (10)	24,120
			$24,512 (11)					$49,024 (11)	49,024
								$41,250 (12)	41,250
		14,601 (4)		19.70	3/8/2014				
Blake W. Thompson	7,500	7,500 (16)		18.16	12/16/2015	15,000 (17)	312,600	17,501 (8)	$364,721
								882 (9)	18,381
			$19,111 (10)					$38,222 (10)	38,222
			$28,125 (11)					$56,250 (11)	56,250
								$34,375 (12)	34,375
						675 (13)	14,067		
	2,800			19.77	3/8/2012				
		12,168 (4)		19.70	3/8/2014				
Frank I. Lewis....	1,665			7.65	4/24/2013			17,501 (8)	$364,721
								882 (9)	18,381
			$27,495 (10)					$54,990 (10)	54,990
			$28,688 (11)					$57,376 (11)	57,376
								$33,150 (12)	33,150
						1,825 (13)	38,033		
	7,600			19.77	3/8/2012				
		11,763 (44)		19.70	3/8/2014				

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(1) Unless otherwise indicated, the number or dollar value of equity awards presented is based on the achievement of threshold performance goals.

(2) Stock options become exercisable in three equal annual installments beginning February 8, 2007.

(3) Restricted stock units vest on May 11, 2010.

(4) Stock options become exercisable in three equal annual installments beginning March 8, 2008.

(5) Dividend equivalent units vest on May 11, 2010.

(6) Stock options become exercisable in four equal annual installments beginning January 30, 2007.

(7) Restricted shares vest on January 30, 2009.

(8) Performance equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan.

(9) Performance dividend equivalent equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan.

(10) Reflects potential awards under the 2005 Three-Year Plan, which are denominated in dollars and settled 25% in cash, 50% in restricted stock and 25% in stock options. Amounts represent the portion of the awards that is to be settled in equity, assuming the achievement of target performance goals. See "*—2005 Three-Year Plan*" above for information regarding vesting of the awards.

(11) Reflects potential awards under the 2006 Three-Year Plan, which are denominated in dollars and settled 25% in cash, 50% in restricted stock and 25% in stock options. Amounts represent the portion of the awards that is to be settled in equity, assuming the achievement of target performance goals. See "*—2006 Three-Year Plan*" above for information regarding vesting of the awards.

(12) Reflects outstanding awards under the 2007 Three-Year Plan, which are denominated in dollars and settled 50% in cash and 50% in common stock. Amounts represent the portion of the awards that is to be settled in common stock, assuming the achievement of target performance goals. See "*—2007 Three-Year Plan*" above for information regarding vesting of the awards.

(13) Restricted shares vested 50% on March 8, 2007 and 50% on March 8, 2008.

(14) Stock options become exercisable in four equal annual installments beginning January 8, 2008.

(15) Restricted shares vest on January 8, 2010.

(16) Stock options become exercisable in four equal annual installments beginning December 19, 2006.

(17) Restricted shares vest on December 19, 2008.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to option exercises and stock vested during the fiscal year ended December 29, 2007 with respect to the named executive officers.

Option Exercises and Stock Vested
Fiscal Year 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
David V. Singer....	—	—	—	—
Rick D. Puckett....	—	—	850	16,745
Glenn A. Patcha	—	—	—	—
Blake W. Thompson .	—	—	675	13,298
Frank I. Lewis......	50,085	728,064	3,025	63,673

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(1) The amounts reflected in this column reflect the difference between the market price of the shares acquired upon exercise and the exercise price of the options.

(2) The amounts reflected in this column reflect the number of shares acquired upon vesting multiplied by the market value of such shares on the vesting date.

Supplemental Deferred Compensation Plan

We maintain the Lance, Inc. Compensation Deferral and Benefit Restoration Plan (the "Deferral Plan"), which is a non-qualified deferred compensation plan, for certain of our key executive officers. The following table sets forth information regarding the individual accounts and benefits under the Deferral Plan for fiscal year 2007 with respect to each of the named executive officers who is a participant in the plan.

Nonqualified Deferred Compensation
Fiscal Year 2007

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David V. Singer . .	—	975	32	—	1,007
Blake W. Thompson	26,202	—	1,523	—	37,494
Frank I. Lewis . . .	61,420	4,758	9,143	—	101,974

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(1) Amounts reflected in this column are also reported in the "Salary" column for 2007 or the "Non-Equity Incentive Plan Compensation" column for 2006 of the Summary Compensation Table.

(2) None of the amounts reflected in this column are reported in the "All Other Compensation" column of the Summary Compensation Table for 2007. These amounts reflect amounts that were contributed by the company in fiscal year 2007 with respect to fiscal year 2006 employment.

(3) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferral Plan are deemed to be above-market or preferential earnings.

Participants in the Deferral Plan may elect to defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under our Annual Performance Incentive Plan. In addition, we make contributions to each participant's account equal to the excess, if any, of (a) the profit sharing contribution that we would have made to the participant's account under our tax-qualified Profit Sharing and 401(k) Retirement Savings

Plan (the "Profit Sharing and 401(k) Plan") if the amount of the contribution were not limited by Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code"), over (b) the amount of the profit sharing contribution that we actually made to the participant's account under our Profit Sharing and 401(k) Plan.

Amounts deferred by participants and contributions made by us are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under our Profit Sharing and 401(k) Plan.

Participants may generally select from the following payment options for each account under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) a single lump sum payment made in a year specified by the participant that is before the seventh month after termination of employment;

(c) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(d) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning in a year specified by the participant that is before the seventh month after termination of employment.

The payment options described under (b) and (d) above are not available for balances with respect to our contributions under the plan. If a participant dies, the participant's account balances will be payable to the participant's beneficiary in either a single lump sum or five annual installments as elected by the participant. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant's account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies.

Potential Payments upon Termination or Change in Control

We have entered into agreements and maintain certain plans that require us to provide compensation or other benefits to certain of our executive officers, including the named executive officers, in connection with certain events related to a termination of employment or a change in control of our company. The following is a description of certain provisions of those agreements and plans as they relate to the named executive officers.

2007 Annual Performance Incentive Plan. We maintain an annual performance incentive plan for certain of our key executive officers, as described above under *"—Summary of Compensation and Plan Based Awards—2007 Annual Performance Incentive Plan."*

In the event of death, permanent disability or retirement, each participant in the 2007 Annual Plan would be paid a pro rata amount based on the higher of the participant's target incentive or our actual performance under the 2007 Annual Plan after the end of the plan year. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a "change in control," each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the year-to-date, based on the number of days in the year preceding the change in control.

Under the 2007 Annual Plan, a "change in control" will generally be deemed to occur upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders or the Van Every Family, which consists of the descendents of Salem A. Van Every, Sr. and their spouses;

- a change in the majority of our Board of Directors over a two year period;

- approval by the stockholders of a plan of complete liquidation of our company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or

- a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our company or the surviving entity.

2007 Stock Option Plan. We maintain a stock option plan for certain of our key executive officers and managers, as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2007 Stock Option Plan."*

In the event of death, stock options granted under the 2007 Stock Option Plan will become fully vested and will remain exercisable for a period of one year following the date of death (or, if earlier, the original expiration date of the option). In the event of disability, stock options will become fully vested as of the date of termination and will remain exercisable through the original expiration date of the option.

Upon retirement, vested stock options will remain exercisable for a period of three years following retirement (or, if earlier, the original expiration date of the option), and unvested options will continue to vest for a period of six months after retirement. After six months, any remaining unvested stock options will be forfeited. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of voluntary termination (other than retirement), all vested and unvested stock options granted under the 2007 Stock Option Plan will cease to be exercisable as of the date of the termination. Upon an involuntary termination, vested stock options will remain exercisable for a period of 30 days following the date of termination (or, if earlier, the original expiration date of the option) and unvested stock options will be terminated.

In the event of a change of control, the vesting of awards will be accelerated to fully vest upon the effective date of the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2007 Annual Performance Incentive Plan."*

Three-Year Incentive Plans. We maintain three-year performance incentive plans (the "Three-Year Plans") as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2007 Three-Year Plan," "—2006 Three-Year Plan"* and *"—2005 Three-Year Plan."*

In the event of death, permanent disability or retirement, each participant in a Three-Year Plan would receive a pro rata cash payment based on our actual performance under the applicable Three-Year Plan for the three-year performance period. In addition, any unvested restricted stock options will become vested pro rata based on the number of full months completed since the date of grant. The term "retirement" is defined in the Three Year Plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the completed fiscal years preceding the change in control, with the proration based on the number of days in the plan years preceding the change in control. In addition, all unvested grants of restricted stock will become fully vested. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2007 Annual Performance Incentive Plan."*

2006 Five-Year Performance Equity Plan. We maintain a five-year performance equity plan as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2006 Five-Year Performance Equity Plan."*

In the event of death, disability or retirement, each participant in the 2006 Five-Year Plan will receive a pro rata payment based on the time in which the individual participated in the plan and our actual performance under the 2006-Five Year Plan. The term "retirement" is defined in the Three Year Plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant will be entitled to a pro rata payment calculated based on the actual average results under the 2006 Five-Year Plan for the 90 days ending on the day before the change in control, with such proration based on the number of days in the plan years preceding the change in control. In addition, the dollar amounts of the performance goals will also be prorated based on the number of days in the plan years preceding the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2007 Annual Performance Incentive Plan."*

Compensation Deferral and Benefits Restoration Plan. We maintain a nonqualified supplemental deferred compensation plan, the Deferral Plan, as described above under *"—Supplemental Deferred Compensation Plan."* Under the Deferral Plan, participants are entitled to certain payments in connection with a termination of employment or death. See the above description of the Deferral Plan for a description of the terms and conditions of the Deferral Plan with respect to such payments.

Agreements with the Chief Executive Officer. On May 11, 2005, we entered into an Executive Employment Agreement (the "Employment Agreement") with Mr. Singer in connection with his appointment as our Chief Executive Officer. If Mr. Singer's employment is terminated by us without cause, we would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro-rata payment under our Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his current year target incentive under our Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro-rata payment with respect to each outstanding performance cycle under our Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of our other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, we have agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a "Benefits Agreement"), which will continue for as long as he is employed with us under the terms of his Executive Employment Agreement, as described above. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreement.

Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control: involuntary termination without cause; voluntary termination for good reason; voluntary termination for any reason during the thirteenth month after a change in control; or breach of the Benefits Agreement by us or our successor. We refer to each of these covered events as a "qualifying termination." The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2007 Annual Performance Incentive Plan."*

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under our Annual Performance Incentive Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Mr. Singer's Employment Agreement, as described above, provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). Under the RSU Agreement, Mr. Singer's restricted stock units would become fully vested upon (i) a qualifying termination following a change in control or (ii) termination due to death or disability. In the event of involuntary termination without cause, Mr. Singer's restricted stock units would vest as follows: 16.67% prior to May 11, 2006; 33.33% on or after May 11, 2006; 50.00% on or after May 11, 2007; 66.67% on or after May 11, 2008; 83.33% on or after May 11, 2009; and 100% on or after May 11, 2010. The restricted stock units will be forfeited upon a termination for cause or if Mr. Singer resigns.

The following table sets forth the estimated payments and benefits that would have been payable to Mr. Singer under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 29, 2007.

DAVID V. SINGER

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	$1,100,000	—	—	—	$1,650,000
Annual Performance Incentive	1,584,000	$550,000	$550,000	$550,000	2,200,000
Incentive Under 2005 Three-Year Plan	150,000	150,000	150,000(5)	150,000	—
Incentive Under 2006 Three-Year Plan	100,000	100,000	100,000(5)	100,000	—
Incentive Under 2007 Three-Year Plan	55,000	55,000	55,000(5)	55,000	—
Accelerated Vesting of Stock Options(1)	180,643	180,643	—	180,643	—
Accelerated Vesting of Restricted Stock	3,380,592(2)	6,761,184(4)	—	—	6,761,184(4)
Supplemental Deferred Compensation Plan	1,007	1,007	1,007	—	1,007
Profit Sharing "Make Whole"	—	—	—	—	107,250
Health and Dental Insurance	16,667(3)	—	—	—	25,000(6)
Outplacement services	—	—	—	—	55,000(7)
Excise tax gross-up	—	—	—	—	2,566,408(8)
Total	$6,567,908	$7,797,833	$856,007	$1,035,643	$13,365,849

(1) Amount reflects accelerated vesting of 55,768 options with an exercise price of $19.645 and 100,000 options with an exercise price of $19.7. The fair market value of the Common Stock was $20.84 per share on December 28, 2007.

(2) Amount reflects accelerated vesting of 50% of the 324,433 restricted stock units (300,000 restricted stock units plus 24,433 restricted dividend equivalent units) awarded to Mr. Singer under his RSU Agreement. The value was determined by multiplying the number of accelerated restricted stock units by the market price of a share of Common Stock on December 28, 2007 ($20.84).

(3) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for two years.

(4) Amount reflects accelerated vesting of 100% of the 324,433 restricted stock units (300,000 restricted stock units plus 24,433 restricted dividend equivalent unites) awarded to Mr. Singer under his RSU Agreement. The value

was determined by multiplying the number of accelerated restricted stock units by the market price of the Common Stock on December 30, 2007 ($20.84).

(5) Assumes target performance would be achieved for the three-year performance periods.

(6) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for thirty-six months.

(7) Amount reflects the maximum amount of outplacement services that would be provided under Mr. Singer's Benefits Assurance agreement.

(8) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

Agreements with the Other Named Executive Officers. Each of the named executive officers, other than the Chief Executive Officer, is party to an Executive Severance Agreement (the "Severance Agreements"). The Severance Agreements are substantially identical.

Under the Severance Agreements, each of Messrs. Puckett, Patcha, Thompson and Lewis would be entitled to the following payments in the event of an involuntary termination without cause:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata incentive payment based on the greater of prior year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

Each of Messrs. Puckett, Patcha, Thompson and Lewis are parties to a Compensation and Benefits Assurance Agreement (the "Benefits Agreements"). Each of the Benefits Agreements is substantially identical to Mr. Singer's Benefits Agreement, as described above under *"—Potential Payments upon Termination or a Change in Control—Agreements with the Chief Executive Officer,"* with the exception of the termination provisions.

For Messrs. Puckett, Patcha, Thompson and Lewis, the initial term of each of their Benefits Agreements is three years. After the initial term, each Benefits Agreement automatically renews for successive one-year terms and may be terminated by us on one-year's notice prior to the end of an initial or renewal term. In the event of a change in control, there is an automatic three-year extension of each Benefits Agreement. Mr. Singer's Benefits Agreement will continue for as long as he is employed by us under the terms of his Employment Agreement.

The following tables set forth the estimated payments and benefits that would have been payable to each of the named executive officers, other than the Chief Executive Officer, under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 29, 2007.

RICK D. PUCKETT

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$367,500	—	—	—	$1,102,500
Annual Performance Incentive	367,500	$183,750	$183,750	$183,750	735,000
2005 Three-Year Plan	—	118,125(2)	118,125(2)	118,125(2)	—
2006 Three-Year Plan	—	100,625(2)	100,625(2)	100,625(2)	—
2007 Three-Year Plan	—	30,625(2)	30,625(2)	30,625(2)	—
2006 Five-Year Plan	—	237,992(3)	237,992(3)	237,992(3)	—
Accelerated Vesting of Stock Options (1)	—	18,536	—	18,536	—
Accelerated Vesting of Restricted Stock	—	279,574	279,574	434,514	—
Profit Sharing "Make Whole"	—	—	—	—	53,747
Health and Dental Insurance	—	—	—	—	25,000(4)
Outplacement services	—	—	—	—	73,500(5)
Excise tax gross-up	—	—	—	—	344,690(6)
Total	$735,000	$969,228	$950,691	$1,124,167	$2,334,437

---

(1) Amount reflects accelerated vesting of 6,250 options with an exercise price of $21.055 and 16,260 options with an exercise price of $19.70. The fair market value of the Common Stock was $20.84 per share on December 28, 2006.

(2) Assumes target performance would be achieved for the three-year performance periods.

(3) Assumes the achievement of a vesting rate of 45.3%.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

GLENN A. PATCHA

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$330,000	—	—	—	$990,000
Annual Performance Incentive	330,000	$165,000	$165,000	$165,000	660,000
2005 Three-Year Plan	—	49,500(2)	49,500(2)	49,500(2)	—
2006 Three-Year Plan	—	99,000(2)	99,000(2)	99,000(2)	—
2007 Three-Year Plan	—	27,500(2)	27,500(2)	27,500(2)	—
2006 Five-Year Plan	—	190,393(3)	190,393(3)	190,393(3)	—
Accelerated Vesting of Stock Options (1)	—	35,145	—	35,145	—
Accelerated Vesting of Restricted Stock	—	138,933	138,933	416,800	—
Profit Sharing "Make Whole"	—	—	—	—	—
Health and Dental Insurance	—	—	—	—	25,000(4)
Outplacement services	—	—	—	—	66,000(5)
Excise tax gross-up	—	—	—	—	327,720(6)
Total	$660,000	$705,471	$670,326	$983,338	$2,068,720

---

(1) Amount reflects accelerated vesting of 25,000 options with an exercise price of $20.10 and 14,601 options with an exercise price of $19.70. The fair market value of the Common Stock was $20.84 per share on December 28, 2006.

(2) Assumes target performance would be achieved for the three-year performance periods.

(3) Assumes the achievement of a vesting rate of 45.3%.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

BLAKE W. THOMPSON

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$265,200	—	—	—	$795,600
Annual Performance Incentive	275,000	$137,500	$137,500	$137,500	550,000
2005 Three-Year Plan	—	90,625(2)	90,625(2)	90,625(2)	—
2006 Three-Year Plan	—	75,000(2)	75,000(2)	75,000(2)	—
2007 Three-Year Plan	—	22,917(2)	22,917(2)	22,917(2)	—
2006 Five-Year Plan	—	166,594(3)	166,594(3)	166,594(3)	—
Accelerated Vesting of Stock Options (1)	—	33,972	—	33,972	—
Accelerated Vesting of Restricted Stock	—	218,950	218,950	326,667	—
Supplemental Deferred Compensation Plan	37,494	37,494	37,494	—	37,494
Profit Sharing "Make Whole"	—	—	—	—	40,219
Health and Dental Insurance	—	—	—	—	25,000(4)
Outplacement services	—	—	—	—	53,040(5)
Excise tax gross-up	—	—	—	—	273,622(6)
Total	$577,694	$783,052	$749,080	$853,275	$1,774,975

(1) Amount reflects accelerated vesting of 7,500 options with an exercise price of $18.16 and 12,168 options with an exercise price of $19.70. The fair market value of the Common Stock was $20.84 per share on December 28, 2006.

(2) Assumes target performance would be achieved for the three-year performance periods.

(3) Assumes the achievement of a vesting rate of 45.3%.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

FRANK I. LEWIS

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Permanent Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years After a Change in Control
Base Salary	$265,200	—	—	—	$795,600
Annual Performance Incentive	265,200	$132,600	$132,600	$132,600	530,400
2005 Three-Year Plan	—	109,981(2)	109,981(2)	109,981(2)	—
2006 Three-Year Plan	—	79,560(2)	79,560(2)	79,560(2)	—
2007 Three-Year Plan	—	21,850(2)	21,850(2)	21,850(2)	—
2006 Five-Year Plan	—	166,594(3)	166,594(3)	166,594(3)	—
Accelerated Vesting of Stock Options(1)	—	13,410	—	13,410	—
Accelerated Vesting of Restricted Stock	—	28,525	28,525	38,033	—
Supplemental Deferred Compensation Plan	101,974	101,974	101,974	—	101,974
Profit Sharing "Make Whole"	—	—	—	—	38,786
Health and Dental Insurance	—	—	—	—	25,000(4)
Outplacement services	—	—	—	—	53,040(5)
Excise tax gross-up	—	—	—	—	181,219(6)
Total	$632,374	$654,494	$641,084	$562,028	$1,732,019

(1) Amount reflects accelerated vesting of 11,763 options with an exercise price of $19.70. The fair market value of the Common Stock was $20.84 per share on December 28, 2006.

(2) Assumes target performance would be achieved for the three-year performance periods.

(3) Assumes the achievement of a vesting rate of 45.3%.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 29, 2007, concerning outstanding options and rights to acquire Common Stock granted to participants in all of our equity compensation plans (including the Directors Plan) and the number of shares of Common Stock remaining available for issuance under such equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders (1)	1,311,590	$16.74	1,976,391
Equity compensation plans not approved by security holders	-	-	-
Total	1,311,590	$16.74	1,976,391

(1) Includes the 1995 Directors Plan, which was approved by the stockholders on April 21, 1995, the Lance, Inc. 1997 Incentive Equity Plan, which was approved by the stockholders on April 18, 1997, the Lance, Inc, 2003 Key Employee Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2003 Director Stock Plan, which was approved by the stockholders on April 24, 2003 and the Lance, Inc. 2007 Key Employee Stock Plan, which was approved by the stockholders on April 26, 2007.

APPROVAL OF 2008 DIRECTOR STOCK PLAN

Our Board of Directors has adopted the Lance, Inc. 2008 Director Stock Plan (the "2008 Director Plan"), subject to approval by the stockholders at the 2008 Annual Meeting. If approved by the stockholders, the 2008 Director Plan will become effective on April 25, 2008. The 2003 Director Stock Plan will expire on April 30, 2008.

The following description summarizes the material terms of the 2008 Director Plan, but it is qualified in its entirety by reference to the full text of the plan, which is set forth as an attachment to this Proxy Statement.

Background and Purpose. The purpose of the 2008 Director Plan is to enable us to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our Common Stock and to encourage such Directors to remain with and to devote their best efforts to our company.

Number of Shares; Administration. The Board of Directors has reserved 200,000 shares of Common Stock (approximately 0.6% of the outstanding shares of our Common Stock as of February 1, 2008) for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors.

Eligibility; Awards. The only persons eligible to receive awards under the 2008 Director Plan are our Directors who are not employed by us or any of our subsidiaries. Under the 2008 Director Plan, each eligible Director serving on the 20th day of the month following our Annual Meeting of Stockholders each year will automatically receive an annual award of up to and including 4,000 shares of restricted stock, as determined by the Board of Directors from time to time. Eligible Directors who are first elected after June 1 and before December 31 of any year will receive an initial award of up to and including 4,000 shares of restricted stock on the 20th day of the month following the date when the Director first commences service as a Director, as determined by the Board of Directors from time to time.

Vesting. Shares of restricted stock subject to awards under the 2008 Director Plan will become vested 12 months after awarded. If the Director ceases to serve as a Director prior to such vesting date due to the Director's death, or if there is a change of control of our company prior to such vesting date, then the shares of restricted stock will become fully vested on the date of the Director's death or the date of the change of control, as the case may be. If the Director ceases to serve as a Director for any reason other than death before the vesting date, then the shares of restricted stock will become vested on a pro-rata basis at a rate of one-twelfth for each month the Director served after the applicable date the award was granted.

Dividends; Voting. Eligible Directors will have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

Transfers. A Director may not sell, transfer or dispose of any of the shares of restricted stock until they become vested. In addition, we may impose additional restrictions on the sale or disposition of the shares as the Board deems necessary to comply with applicable securities laws. Certificates for shares issued under the 2008 Director Plan will bear such legends as we deem necessary to give notice of such restrictions.

Amendment and Termination. The Board of Directors may terminate or amend the 2008 Director Plan at any time except no termination, amendment or modification can adversely affect any restricted stock award previously granted without the written consent of the Director affected by such amendment. In addition, an amendment to the 2008 Director Plan may be conditioned on the approval of the stockholders to the extent that the Board of Directors determines that stockholder approval is necessary or appropriate.

Federal Income Tax Treatment. Upon becoming entitled to receive shares at the end of the applicable vesting period without a forfeiture, the recipient has ordinary income in an amount equal to the fair market value of the shares at that time. However, a Director who makes an election under Code Section 83(b) within 30 days of the date of the grant will have ordinary taxable income on the date of the grant equal to the fair market value of the shares of restricted stock as if the shares were unrestricted and could be sold immediately. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes. Upon sale of the shares after the forfeiture period has expired, the holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis will be equal to the fair market value of the shares when the restriction period expires. However, if the Director timely elects to be taxed as of the date of grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the shares on the date of the grant as if the shares were then unrestricted and could be sold immediately. We will generally be entitled to a deduction equal to the amount that is taxable as ordinary compensation income to the participant.

New Plan Benefits. There currently are nine Directors and nominees for Director that would be eligible to participate in the 2008 Director Plan. Awards will be granted under the 2008 Director Plan at the discretion of our Board of Directors and may vary from year to year. As such, the amount of restricted stock to be granted under the 2008 Director Plan is not determinable as of the date of this proxy statement.

If the 2008 Director Plan is approved by the stockholders, the Board has determined that each of the Directors will be granted 2,000 shares of restricted stock in May 2008. The fair value of our Common Stock for all purposes under the 2008 Director Plan shall be the closing selling price per share of the Common Stock on The Nasdaq Stock Market on the determination date. As of March 12, 2008, the fair market value per share of our Common Stock was $17.53.

We intend to register the shares issuable pursuant to the 2008 Director Plan under the Securities Act of 1933.

Board of Directors Recommendation and Required Vote. The Board of Directors recommends a vote FOR approval of the 2008 Director Plan and proxies solicited by the Board of Directors will be so voted unless stockholders specify otherwise. The affirmative vote of a majority of the shares voting on the proposal, present in person or represented by proxy, at the Annual Meeting is required for approval of the 2008 Director Plan. Abstentions and shares not voted are not counted in determining a majority.

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has selected KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2008 fiscal year, ending December 27, 2008. This selection is being presented to the stockholders for their ratification at the Annual Meeting. KPMG LLP has served as our independent certified public accountants and has audited our consolidated financial statements beginning with the 1991 fiscal year. Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent public accountants is not required by our Bylaws or otherwise. We are submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider its selection of KPMG LLP.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP and approved by the Audit Committee for the audit of our consolidated annual financial statements for the fiscal years ended December 29, 2007 and December 30, 2006 and other services rendered by KPMG LLP and approved by the Audit Committee during those periods.

	FY 2007	FY 2006
Audit Fees (1)	$ 591,000	$ 541,400
Audit-Related Fees (2)	27,350	104,814
Tax Fees (3)	12,230	9,000
All Other Fees (4)	--	--
	$ 630,580	$ 655,214

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our consolidated annual financial statements, audit of management's assertion relating to internal controls over financial reporting, reviews of the financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." For fiscal years 2007 and 2006, this category includes fees related to general accounting assistance.

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance and review. For fiscal years 2007 and 2006, these services include the review of our federal, state and foreign tax returns.

(4) All Other Fees consist of aggregate fees billed by KPMG LLP for products and services other than the services reported above. In fiscal year 2007 and fiscal year 2006, KPMG LLP did not bill us for any services in this category.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent public accountants in order to assure that the provision of such services does not impair the accountants' independence. These services may include audit services, audit-related services, tax services and other services. Proposed services may either be subject to case-by-case pre-approval by the Audit Committee or may be pre-approved by the Audit Committee on a categorical basis. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairperson and may delegate such pre-approval authority to another member of the Audit Committee at its discretion. Any services approved by the Chairperson or such other member of the Audit Committee must be reported to the full Audit Committee at its next scheduled meeting. Our Corporate Controller is required to periodically report to the full Audit Committee regarding the extent of services provided by the independent public accountants in accordance with the pre-approval policies and the fees for the services performed to date. None of the fees paid by us to the independent public accountants under the categories Audit-Related, Tax and All Other fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimis exception established under the regulations of the Securities and Exchange Commission.

Board of Directors Recommendation and Required Vote

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2008 fiscal year, and proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice. The affirmative vote of a majority of the votes cast is required to ratify the selection of KPMG LLP. Abstentions and broker "non-votes" are not counted as being cast for purposes of ratifying the selection of KPMG LLP.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Executive officers, directors and greater than 10% stockholders are required to furnish us with copies of all such reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 29, 2007, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except as previously disclosed in the proxy statement for our 2007 Annual Meeting of Stockholders.

RELATED PERSON TRANSACTIONS

Policy on Review of Related Person Transactions

It is the policy of the Board of Directors that all related party transactions must be approved by either (1) a majority of the disinterested members of the Governance and Nominating Committee of the Board of Directors or (2) a majority of independent and disinterested members of the Board of Directors. In either case, a related party transaction may not be approved by a single director. For purposes of the policy, the term "related party transaction" means any transaction that is required to be disclosed in our proxy statements or other filings with the SEC pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 and any material "conflict of interest" transaction with a director, as that term is defined under the North Carolina Business Corporation Act. For fiscal year 2007, there were no related party transactions that were required to be disclosed in this Proxy Statement.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Any proposal that a stockholder intends to present for action at the 2009 Annual Meeting of Stockholders must be received by us no later than November 24, 2008, in order for the proposal to be included in the proxy statement and form of proxy for the 2009 Annual Meeting of Stockholders. In addition, if we receives notice of stockholder proposals after February 15, 2009, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of the matters in the proxy statement and without such proposals appearing as separate items on the proxy card. Stockholder proposals should be sent to Secretary, Lance, Inc., Post Office Box 32395, Charlotte, North Carolina 28232.

LANCE, INC. 2008 DIRECTOR STOCK PLAN

1. Purpose and Duration of the Plan. The purpose of the Plan is to enable the Corporation to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of the Common Stock and to encourage such Directors to remain with and to devote their best efforts to the Corporation.

The Corporation establishes this Plan effective as of April 25, 2008, subject to approval by the Corporation's stockholders prior to that date. The Plan shall remain in effect until the earlier of (i) the date that no additional shares of Common Stock are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Section 9 or (iii) the close of business on May 31, 2013. Upon the Plan becoming effective, no further awards shall be made under the Lance, Inc. 2003 Director Stock Plan.

2. Definitions:

For purposes of the Plan, the following terms shall have the following meanings:

"Annual Award" means a number of shares of Restricted Stock up to and including 4,000 shares, as the Board shall establish from time to time, awarded under the provisions of Section 5(a) below.

"Award Date" means the 20th day of the month next following an annual stockholders meeting; provided, however, that with respect to an Initial Award, "Award Date" means the 20th day of the month next following the date the Non-Employee Director commences service as a Non-Employee Director.

"Board" means the Board of Directors of the Corporation.

"Change in Control" means "Change in Control" as defined under the Lance, Inc. 2003 Key Employee Stock Plan, as the same may be amended from time to time, or any successor plan thereto.

"Common Stock" means the Common Stock, $.83-1/3 par value, of the Corporation and any other stock or securities resulting from the adjustment thereof or substitution therefor as described in Section 6 below.

"Corporation" means Lance, Inc., a North Carolina corporation, and its successors and assigns.

"Effective Date" means April 25, 2008 subject to approval by the stockholders of the Corporation.

"Fair Market Value" of a share of Common Stock on a particular date, shall be (i) if such Common Stock is listed on a national securities exchange or a foreign securities exchange or traded on The NASDAQ Stock Market, the closing sale price of the Common Stock on said date on the national securities exchange, the foreign securities exchange or The NASDAQ Stock Market on which the Common Stock is principally traded, or, if no sales occur on said date, then on the next preceding date on which there were such sales of Common Stock, or (ii) if the Common Stock shall not be listed on a national securities exchange or a foreign securities exchange or traded on The NASDAQ Stock Market, the mean between the closing bid and asked prices last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on said date or, if no bid and asked prices are reported on said date, then on the next preceding date on which there were such quotations, or (iii) if at any time quotations for the Common Stock shall not be reported by the National Association of Securities Dealers, Inc. for the over-the-counter market and the Common Stock shall not be listed on any national securities exchange or any foreign securities exchange or traded on The NASDAQ Stock Market, the fair market value based on quotations for the Common Stock by market makers or other securities dealers as determined by the Board in such manner as the Board may deem reasonable.

"Initial Award" means a number of shares of Restricted Stock up to and including 4,000 shares, as the Board shall establish from time to time, awarded under the provisions of Section 5(b) below.

"Non-Employee Director" means an individual who is a member of the Board, but who is not an employee of the Corporation or any of its subsidiaries.

"Plan" means the Lance, Inc. 2008 Director Stock Plan as set forth herein, as the same may be amended from time to time.

"Restricted Stock" means the Common Stock awarded to a Non-Employee Director pursuant to Section 5 of the Plan that is subject to the vesting restrictions set forth in Section 5.

3. **Administration.** The Board shall be responsible for administering the Plan. The Board shall have all of the powers necessary to enable it to properly carry out its duties under the Plan. Not in limitation of the foregoing, the Board shall have the power to construe and interpret the Plan and to determine all questions that shall arise thereunder. The Board shall have such other and further specified duties, powers, authority and discretion as are elsewhere in the Plan either expressly or by necessary implication conferred upon it. The Board may appoint such agents as it may deem necessary for the effective performance of its duties, and may delegate to such agents such powers and duties as the Board may deem expedient or appropriate that are not inconsistent with the intent of the Plan. The decision of the Board upon all matters within its scope of authority shall be final and conclusive on all persons, except to the extent otherwise provided by law.

4. **Shares Available.** The maximum number of shares of Common Stock that may delivered under the Plan shall equal 200,000. Such shares shall be subject to adjustment or substitution pursuant to Section 6 below. If any shares of Restricted Stock awarded hereunder are canceled, lapse or forfeited in accordance with the provisions of Section 5 below, then such shares shall again be available for delivery under the Plan. Shares delivered under the Plan may be original issue shares or shares purchased in the open market or otherwise, all as determined by the Chief Financial Officer of the Corporation (or the Chief Financial Officer's designee) from time to time.

5. **Restricted Stock Awards.**

(a) Annual Awards. Each Non-Employee Director serving on the Award Date shall automatically be granted an Annual Award.

(b) Initial Awards. Each Non-Employee Director first elected after June 1 and before December 31 of any year shall automatically receive an Initial Award on the 20th day of the month next following the date the Non-Employee Director commences service as a Non-Employee Director.

(c) No Fractional Shares. In no event shall the Corporation be obligated to issue fractional shares under this Section, but instead shall pay any such fractional share in cash based on the Fair Market Value of the Common Stock on the Award Date.

(d) Vesting. Except as otherwise provided in this Section 5(d), shares of Restricted Stock shall become vested on the date that is 12 months after the applicable Award Date (the "Vesting Date"). If the Non-Employee Director ceases to serve as a Non-Employee Director before the Vesting Date due to the Non-Employee Director's death, or if there is a Change in Control prior to the Vesting Date, then the shares shall become fully vested as of the date of such death or Change in Control, as applicable. If the Non-Employee Director ceases to serve as a Non-Employee Director for any reason other than death before the Vesting Date, then the shares shall vest on a pro-rata basis at a rate one-twelfth (1/12) for each month the Non-Employee Director serves as a Non-Employee Director after the applicable Award Date. Any shares not vested according to the preceding sentence shall be forfeited as of the date of such cessation of services. For purposes of pro-rata vesting, a Non-Employee Director shall be credited with a full month of service if the Non-Employee Director serves for one day during the applicable month. A Non-Employee Director may not sell, transfer or otherwise dispose of any such shares of Restricted Stock until they become vested; however, the Non-Employee Director shall have the right to receive dividends with respect to the shares and to vote the shares prior to vesting.

6. **Adjustments in Authorized Shares.** In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Corporation, any reorganization (whether or not such reorganization comes within the definition of such term in Internal Revenue Code Section 368) or any partial or complete liquidation of the Corporation, such adjustment shall be made in the number and class of shares of Common Stock which may be delivered under the Plan, as may be determined to be appropriate and equitable by the Board, in its sole discretion, to prevent dilution or enlargement of rights.

7. **Resales of Shares.** The Corporation may impose such restrictions on the sale or other disposition of shares issued under this Plan as the Board deems necessary to comply with applicable securities laws. Certificates for shares issued under this Plan may bear such legends as the Corporation deems necessary to give notice of such restrictions.

8. Compliance With Law and Other Conditions. No shares shall be issued under this Plan prior to compliance by the Corporation, to the satisfaction of its counsel, with any applicable laws. The Corporation shall not be obligated to (but may in its discretion) take any action under applicable federal or state securities laws (including registration or qualification of the Plan or the Common Stock) necessary for compliance therewith in order to permit the issuance of shares hereunder, except for actions (other than registration or qualification) that may be taken by the Corporation without unreasonable effort or expense and without the incurrence of any material exposure to liability.

9. Amendment, Modification and Termination of the Plan. The Board shall have the right and power at any time and from time to time to amend the Plan in whole or in part and at any time to terminate the Plan; provided, however, that an amendment to the Plan may be conditioned on the approval of the stockholders of the Corporation if and to the extent the Board determines that stockholder approval is necessary or appropriate. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Restricted Stock award previously granted under the Plan, without the written consent of the affected Non-Employee Director.

10. Miscellaneous. The Plan shall be construed, administered, regulated and governed in all respects under and by the laws of the State of North Carolina. The Plan shall be binding on the Corporation and any successor in interest of the Corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 29, 2007

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission file number 0-398

LANCE, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	**56-0292920**
(State of Incorporation)	(I.R.S. Employer Identification Number)

14120 Ballantyne Corporate Place, Suite 350, Charlotte, North Carolina 28273
(Address of principal executive offices)

Post Office Box 32395, Charlotte, North Carolina 28232-2395
(Mailing address of principal executive offices)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$0.83-1/3 Par Value Common Stock	**The NASDAQ Stock Market LLC**
Rights to Purchase $1 Par Value Series A Junior Participating Preferred Stock	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☑

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No**☑

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting stock, held by non-affiliates as of June 30, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $722,252,000.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 15, 2008, was 31,212,443 shares.

Documents Incorporated by Reference
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2008 are incorporated by reference into Part III of this Form 10-K.

LANCE, INC.

FORM 10-K
TABLE OF CONTENTS

Note: Items 10-14 are incorporated by reference to the Proxy Statement and the Separate Item in Part I.

PART I

Item 1. Business

General

Lance, Inc. was incorporated as a North Carolina corporation in 1926. We operate in one segment, snack food products. Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Cambridge, Ontario; Guelph, Ontario; and Waterloo, Ontario. In 2007, we initiated a plan to consolidate our sugar wafer manufacturing operations in Canada and close the Waterloo, Ontario facility during 2008.

Products

We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and cookies, potato chips, crackers, cookies, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations. We manufacture approximately 93% of all of the products we sell and the remainder is purchased for resale.

We sell both branded and non-branded products. Our branded products are principally sold under the Lance®, Cape Cod® and Tom's® brands. During 2007 and 2006, branded products represented approximately 63% and 64% of total revenue, respectively, and non-branded products represented 37% and 36% of total revenue, respectively. Non-branded products consist of private brands and contract manufacturing. Private brand products represented approximately 27% and 26% of total 2007 and 2006 revenue, respectively. Private brand (private label) products are sold to retailers and distributors using store brands or Lance value brands. Contract manufacturing represented 10% of revenue in 2007 and 2006. Contract manufacturing products are those produced for other branded manufacturers.

Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including LANCE, CAPE COD POTATO CHIPS, TOM'S, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS, THUNDER, and a variety of other marks and designs. We license trademarks, including DON PABLO's, BUGLES, and TEXAS PETE, for limited use on certain products that are classified as branded product sales.

We also own registered trademarks including VISTA and JODAN that are used in connection with our private brand value products.

Distribution

Distribution through our direct-store delivery (DSD) route sales system accounted for approximately 47% of 2007 revenues. At December 29, 2007, the DSD system consisted of approximately 1,400 sales routes in 23 states, mostly located within the Southeastern and Mid-Atlantic United States. One sales representative serves each sales route. We use our own fleet of tractors and trailers to make weekly deliveries of products throughout our DSD system. Each route maintains stockroom space for inventory through either individual stockrooms or distribution facilities. The sales representatives load route trucks from these stockrooms for delivery to customers. As of December 29, 2007, we owned approximately 94% of the route trucks with the remainder owned by employees.

In 2007, approximately 53% of our total revenues were generated from direct sales. These sales were generally distributed by direct shipments or customer pick-ups. Direct sales were shipped through third-party carriers and our own transportation fleet to customer locations throughout most of the United States and other parts of North America. We utilize our own personnel, independent distributors and brokers to solicit direct sales.

Customers

The customer base for our branded products include grocery/mass merchandisers, convenience stores, distributors, food service establishments, club stores, discount stores and various other customers including drug stores, schools, military, government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also manufacture products for branded manufacturers. Our largest customer is Wal-Mart Stores, Inc.

Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are generally available in adequate quantities in the open market and may be contracted up to a year in advance, depending on market conditions.

Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, many of whom have greater total revenues and resources than we do. The principal methods of competition are price, service, product quality and product offerings. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

Employees

At the beginning of February 2008, we had approximately 4,700 active employees in the United States and Canada, as compared to approximately 4,800 active employees at the beginning of February 2007. None of our employees are covered by a collective bargaining agreement.

Other Matters

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.lance.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem immaterial, may also impair our business or results of operations.

Price competition and industry consolidation could adversely impact our results.
The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation by the major companies in the food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product offerings at customer locations, lose market share, increase expenditures or reduce pricing, which could have an adverse impact on our business or results of operations.

Increases in prices or availability of ingredients and other market driven costs could negatively impact our results.
Our cost of sales could be adversely impacted by changes in the cost or availability of raw materials. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials, including cost increases due to the tightening of supply, could adversely affect our cost of sales. Our financial performance could also be adversely impacted by changes in the cost or availability of natural gas and other fuel. While we may engage in limited hedging to reduce the price risk associated with these costs, continuing long-term increases in the cost of natural gas and fuel could adversely impact our cost of sales and selling, marketing and delivery expenses. In 2007 and 2008, our costs for flour and vegetable oils reached unprecedented levels. If we are not able to offset these costs by price increases or other methods, our results could continue to be negatively impacted.

Product price increases may negatively impact total revenue.
Future price increases, such as those to offset significantly increased ingredient costs, may reduce our overall sales volume, which could reduce total revenues and operating profit.

We are exposed to risks resulting from several large customers.
We have several large customers that account for a significant portion of our revenue. Our top ten customers accounted for approximately 40% of our revenue during 2007 with our largest customer representing 20% of our 2007 revenue. The loss of one or more of our large customers could adversely affect our results of operations. These customers typically do not enter into long-term contracts, but make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance. In addition, these significant customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our results of operations may be adversely impacted.

Inability to anticipate changes in consumer preferences may result in decreased demand for products, which could have an adverse impact on our future growth and operating results.
Our success depends in part on our ability to respond to current market trends and to anticipate the tastes and dietary habits of consumers. Changes in consumer preferences, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which could in turn cause our operating results to suffer.

Implementation of an Enterprise Resource Planning (ERP) system could cause interruption to business operations or inability to account for business transactions.
We are in the process of implementing a new ERP system. To the extent that there are unexpected issues as a result of the implementation, we may experience interruptions in business operations or may be unable to account for business transactions in a timely manner.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Food industry and regulatory factors could adversely affect our revenues and costs.
Food industry factors including obesity, nutritional concerns and diet trends could adversely affect our revenues and cost of sales. New or increased government regulation of the food industry, including those related to production processes, product quality, packaging, labeling, storage and distribution, could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution.

Acquisitions and divestitures may result in financial results that are different than expected.
In the normal course of business, we engage in discussions relating to possible acquisitions and divestitures. In the event we enter into such transactions, our financial results may differ from expectations in a given quarter, or over a long-term period. Our future operating results are dependent on our ability to integrate the operations of acquired businesses into our existing operations. The inability to effectively integrate the acquired assets or effectively divest of operations, could adversely affect our revenues and results of operations.

Our ability to execute our strategic initiatives could adversely affect our financial performance.
We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events or unfavorable market conditions, our financial performance could be adversely affected.

We are exposed to interest rate volatility, foreign exchange rate volatility and credit risks.
We are exposed to interest rate volatility with regard to variable rate credit facilities. We are exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. This volatility may adversely affect our results of operations. In addition, we are exposed to certain customer credit risks related to the collection of our accounts receivable.

Any business disruption due to natural disasters or catastrophic events could adversely impact our financial performance.
If natural disasters or catastrophic events occur in the U.S. or other locations, such events may disrupt manufacturing, labor and other aspects of our business. In the event of such incidents, our business and financial performance could be adversely affected.

There are other factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by us or on our behalf.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Cambridge, Ontario; Guelph, Ontario; and Waterloo, Ontario. Most of our manufacturing facilities produce both branded and non-branded products. In 2007, we initiated a plan to consolidate our sugar wafer manufacturing operations in Canada and close the Waterloo, Ontario facility during the first half 2008.

We lease office space for administrative support and sales offices in 12 states. We also own or lease approximately 1,600 stockroom locations and 7 distribution facilities.

The plants and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity to meet anticipated demand in 2008.

Item 3. Legal Proceedings

Lance, Inc. was one of several companies sued in August 2005 in the Superior Court for the State of California for the County of Los Angeles by the Attorney General of the State of California for alleged violations of California Proposition 65. California Proposition 65 is a state law that, in part, requires companies to warn California residents if a product contains chemicals listed within the statute. The plaintiff seeks injunctive relief and penalties but has made no specific demands. We continue to vigorously defend this lawsuit.

In addition, we are subject to routine litigation and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Separate Item. Executive Officers of the Registrant

Information as to each of our executive officers is as follows:

Name	Age	Information About Officer
David V. Singer	52	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Rick D. Puckett	54	Executive Vice President, Chief Financial Officer and Secretary of Lance, Inc. since January 2006 and Treasurer of Lance, Inc. since April 2006; Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products from 2005 to January 2006; Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005; and various executive positions at Suntory Water Group, Inc, a bottled water distribution company, including Chief Financial Officer, Chief Information Officer, Vice President, Corporate Controller and Vice President Business Development and Planning from 1998 to 2002.
Glenn A. Patcha	44	Senior Vice President – Sales and Marketing of Lance, Inc. since January 2007; Senior Vice President of Marketing ConAgra Grocery Products Division, a packaged foods company, 2003 to June 2006; various executive positions with Eastman Kodak including, VP of Marketing for Kodak's North American Consumer Imaging Division from 1998 to 2003.
Blake W. Thompson	52	Senior Vice President – Supply Chain of Lance, Inc. since February 2007; Vice President – Supply Chain of Lance, Inc. since 2005; Senior Vice President, Supply Chain of Tasty Baking, a snack food manufacturer and distributor, from 2004 to 2005; Region Vice President of Operations, Northeast Region of Frito Lay (a division of PepsiCo, Inc.) a snack food manufacturer and distributor, from 2001 to 2004.
Frank I. Lewis	55	Senior Vice President – Sales of Lance, Inc. since February 2007; Vice President – Sales of Lance, Inc. since 2000.
Earl D. Leake	56	Senior Vice President – Human Resources of Lance, Inc. since February 2007; Vice President – Human Resources of Lance, Inc. since 1995.
Margaret E. Wicklund	47	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 2007; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 1999.

All of the executive officers were appointed to their current positions at the Annual Meeting of the Board of Directors on April 26, 2007. All of our executive officers' terms of office extend until the next Annual Meeting of the Board of Directors and until their successors are duly elected and qualified.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We had 3,105 stockholders of record as of February 15, 2008.

The $0.83-1/3 par value of our Common Stock is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on the NASDAQ Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2007 and 2006:

2007 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 31, 2007)	$ 22.06	$ 19.12	$ 0.16
Second quarter (13 weeks ended June 30, 2007)	25.45	19.90	0.16
Third quarter (13 weeks ended September 29, 2007)	27.04	21.75	0.16
Fourth quarter (13 weeks ended December 29, 2007)	23.99	17.67	0.16

2006 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended April 1, 2006)	$ 22.66	$ 17.91	$ 0.16
Second quarter (13 weeks ended July 1, 2006)	26.40	21.22	0.16
Third quarter (13 weeks ended September 30, 2006)	24.00	20.50	0.16
Fourth quarter (13 weeks ended December 30, 2006)	22.95	18.35	0.16

On February 12, 2008, the Board of Directors of Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on February 29, 2008 to stockholders of record on February 22, 2008. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our Credit Agreement dated October 20, 2006 restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 29, 2007, our consolidated stockholders' equity was $247.1 million.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data for the five-year period ended December 29, 2007. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation, including the reclassification of the vending operations to discontinued operations for all years presented.

	2007	2006	2005	2004	2003
Results of Operations (in thousands):					
Net sales and other operating revenue	$ 762,736	$ 730,116	$ 651,437	$ 564,734	$ 516,994
Income from continuing operations before income taxes	36,320	28,187	26,499	33,298	21,977
Net income from continuing operations	23,809	18,378	17,476	22,627	14,049
Income from discontinued operations before income taxes	44	153	1,506	3,276	6,607
Net income from discontinued operations	29	100	994	2,228	4,229
Net income	$ 23,838	$ 18,478	$ 18,470	$ 24,855	$ 18,278
Average Number of Common Shares Outstanding (in thousands):					
Basic	30,961	30,467	29,807	29,419	29,015
Diluted	31,373	30,844	30,099	29,732	29,207
Per Share of Common Stock:					
Earnings per share from continuing operations – basic	$ 0.77	$ 0.61	$ 0.59	$ 0.77	$ 0.48
Earnings per share from discontinued operations – basic	-	-	0.03	0.07	0.15
Earnings per share from continuing operations – diluted	0.76	0.60	0.58	0.77	0.48
Earnings per share from discontinued operations – diluted	-	-	0.03	0.07	0.15
Cash dividends declared	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Financial Status at Year-end (in thousands):					
Total assets	$ 413,003	$ 385,452	$ 369,079	$ 341,740	$ 323,647
Long-term debt, net of current portion	$ 50,000	$ 50,000	$ 10,215	$ -	$ 38,168
Total debt	$ 50,000	$ 50,000	$ 46,215	$ 40,650	$ 43,738

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of our financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements.

Management's discussion and analysis of our financial condition and results of operations are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, provisions for bad debts, inventory valuations, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, postretirement benefits, contingencies and legal proceedings. Actual results may differ from these estimates under different assumptions or conditions.

Executive Summary

Our focus for 2007 included integrating the operations and management of all of our facilities, while continuing to implement the key initiatives of our strategic plan which we expect will provide a strong foundation for future growth. The key initiatives include the following:

- Organizational development and effectiveness;
- Operational efficiencies in our
    - DSD operations,
    - Supply chain process, and
    - Information technology systems;
- Focused growth in core channels and product lines.

In 2007, we continued to improve our leadership team through key additions in sales, marketing, information technology, human resources and supply chain. In addition to centralizing our organization, we continued to build on cross-functional, multi-facility team initiatives to improve the cost-effectiveness of the organization.

Another significant undertaking in 2007 was the review and analysis of the alignment of the DSD system in order to improve DSD retention, increase weekly route sales averages, improve DSD profitability and enhance customer satisfaction. During 2007, we significantly improved the retention rate of our route sales representatives. We also increased weekly route sales averages by approximately 10%. In order to support the DSD system, we spent $6.3 million on route trucks and $4.2 million for new handheld computers in order to replace aging equipment. We also significantly realigned our DSD system by reducing the total number of routes and improving the sales support structure to strengthen overall revenue and profitability.

Our supply chain team made significant strides in improving the operations of the organization. In 2007, we began the implementation of a demand planning system in order to reduce overall inventory levels, product obsolescence and overtime for the production of out of stock inventory. We continued to centralize procurement opportunities for supplies and services to provide economies of scale in purchasing, including common third-party agreements of outside freight for all plant locations. We continued to invest an additional $1.4 million in higher capacity trailers in order to reduce the number of miles driven. These initiatives aided in the reduction of service and distribution costs in 2007.

In 2007, we invested $5.6 million, in information systems as we began the implementation of an ERP (Oracle) system, which will be phased in over the next 2 years. In addition to the Oracle system implementation that is currently underway, we also implemented other information systems during 2007 to provide greater access to sales data and improve the efficiency of financial planning and reporting.

During the Third Quarter of 2007, we successfully completed the discontinuation of our vending business with minimal impact to our financial results. Although the discontinuation was a time consuming process, we are now able to better focus on the profitable areas of our business.

Our approach to revenue growth has two phases. The first phase focuses on our core strengths and simplification of our business. In 2007, in addition to discontinuing our vending business, we also continued to rationalize our product offerings and focused our attention on products, channels and geographical locations where we can profitably grow our business. Our second phase for revenue growth focuses on accelerating sales in both our branded and non-branded products through internal innovation, partnerships and acquisitions that will allow us to be a better partner for our customers and leverage the talents of our team, customer relationships, operational capabilities and capacity. During 2007, we invested in an organic snack food company and introduced new products to meet the demands of a more diversified customer base.

Despite the significant improvements in our core operations, the challenge that our organization faced in 2007 was the unprecedented increase in flour and vegetable oil prices that began significantly affecting us during the Third Quarter of 2007 and continued throughout the remainder of the year. The cost of wheat, the main ingredient for flour, more than doubled in 2007 from $4.50 a bushel at the beginning of the year to approximately $9.50 a bushel for most of the Fourth Quarter. In addition, soybean oil, the basis for most vegetable oil prices, increased approximately 80% compared to 2006. For 2007, the net increase in ingredient costs compared to 2006 was $22.4 million, of which $9.7 million of the increase occurred during the Fourth Quarter of 2007. This was in addition to the increases that occurred in 2006 for ingredients of $8.6 million compared to 2005. Based on our current production and without corresponding price increases to our customers, an increase of $1.00 in the price per bushel of wheat reduces our diluted earnings per share by approximately $0.16, and a $0.06 increase in a pound of soybean oil reduces our diluted earnings per share by approximately $0.14. Moving into 2008, we expect that the increase in ingredient costs will continue to negatively affect financial results, especially during the first half of 2008, despite planned price increases.

The impact of the weakening US dollar compared to the Canadian dollar also had an unfavorable impact to earnings of $2.3 million in 2007 compared to 2006. The effect of foreign exchange on earnings is included in both cost of goods sold and other income/loss on our income statement.

Revenue from continuing operations increased $32.6 million or 4.5%. $13.5 million of the increase related to branded revenue as we continued to demonstrate strong growth in the Lance® sandwich crackers, Cape Cod® potato chips, Tom's® Hot Fries and Bugles®. Private brand revenue increased $11.7 million and revenue from contract manufacturing increased $7.4 million.

In 2007, net income from continuing operations increased $5.4 million compared to 2006. During 2006, we had $1.8 million of expenses, after tax related to the integration of the Tom's facilities. Excluding the costs related to the integration of the Tom's facilities, net income increased $3.6 million compared to 2006.

Despite the impact of increased ingredient costs, gross margin increased $3.7 million. Selling, marketing and delivery expenses decreased $8.7 million because of improved efficiencies in distribution costs and reductions in DSD operation expenses. General and administrative expenses increased $3.1 million due to increased professional fees and salaries and benefits in order to support our objective of increasing revenue and profitability and to position the company with the infrastructure to support future growth. Due to the decision to implement a new ERP system, we wrote-off $1.1 million of previously capitalized system costs that will not be utilized in 2008. The income tax rate decreased from 34.8% in 2006 to 34.4% in 2007 due in part to reductions in foreign income tax rates. Accordingly, our diluted earnings per share from continuing operations for 2007 were $0.76 as compared to $0.60 in 2006. During 2006, expenses related to the integration of Tom's lowered diluted earnings per share from continuing operations by $0.06.

Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold through our DSD system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized. Customers purchasing products through the DSD system have the right to return product if it is not sold by the expiration date on the product label. We have recorded an estimated allowance for product that might be returned as a reduction to revenue. We estimate the number of days until product is sold through the customer's location and the percent of sales returns using historical information. This information is reviewed on a quarterly basis for significant changes and updated no less than annually.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities are included in current liabilities on the consolidated balance sheets and were $3.5 million and $3.9 million at December 29, 2007, and December 30, 2006, respectively.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. We record a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are regularly reviewed to ensure that business conditions or other circumstances are consistent with the assumptions. Allowances for doubtful accounts were $0.5 million and $1.0 million at December 29, 2007 and December 30, 2006, respectively.

Self-Insurance Reserves

We maintain reserves for the self-funded portions of employee medical insurance and for post-retirement healthcare benefits. The employer's portion of employee and retiree medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. In addition, we maintain insurance reserves for the self-funded portions of workers' compensation, auto, product and general liability insurance. Self-insured accruals are based on claims filed and estimated claims incurred but not reported based on historical claims trends.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to $0.5 million. In addition, general and product liability claims are self-funded for individual losses up to $0.1 million. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. In 2007, this estimate of loss reserves ranged from $13.3 million to $16.8 million. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We used a 4.5% investment rate in 2007 and 2006 to discount the estimated claims based on the historical payout pattern.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets

The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans. The analysis of goodwill and other indefinite-lived intangible assets as of December 29, 2007 assumes combined average annual revenue growth of approximately 3.5% during the valuation period. We also use a combination of internal and external data to develop the weighted-average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, significant changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Depreciation and Impairment of Fixed Assets

Depreciation of fixed assets is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $29.3 million and $26.8 million during 2007 and 2006, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of fixed assets is evaluated by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an asset's carrying amount is not recoverable, an impairment loss is recognized, and the adjusted carrying amount is depreciated over the asset's remaining useful life.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated once they are classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, available for immediate sale and meet certain other specified criteria.

Equity Incentive Expense
Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results.

Provision for Income Taxes
We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established in accordance with FIN 48 when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

New Accounting Standards

See Note 1 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

Results of Operations

2007 Compared to 2006 (in millions)	2007		2006		Favorable/ (Unfavorable)	
Revenue	$ 762.7	100.0%	$ 730.1	100.0%	$ 32.6	4.5%
Cost of sales	444.5	58.3%	415.6	56.9%	(28.9)	(7.0%)
Gross margin	318.2	41.7%	314.5	43.1%	3.7	1.2%
Selling, marketing and delivery expenses	231.4	30.3%	240.1	32.9%	8.7	3.6%
General and administrative expenses	46.0	6.0%	42.9	5.9%	(3.1)	(7.2%)
Other expense/(income), net	2.3	0.3%	0.2	-	(2.1)	(1,050.0%)
Earnings before interest and taxes	38.5	5.0%	31.3	4.3%	7.2	23.0%
Interest expense, net	2.2	0.3%	3.1	0.4%	0.9	29.0%
Income tax expense	12.5	1.6%	9.8	1.3%	(2.7)	(27.6%)
Net income from continuing operations	23.8	3.1%	18.4	2.5%	5.4	29.3%

Revenue from continuing operations for the year ended December 29, 2007 increased $32.6 million or 4.5% compared to the year ended December 30, 2006. Branded sales represented 63% of total revenue in 2007 as compared to 64% in 2006, and non-branded revenue represented 37% of total revenue and 36% of total revenue for 2007 and 2006, respectively. Non-branded revenue consists of private brand and contract manufacturing revenue. In 2007, private brand sales represented 27% of total revenue and contract manufacturing sales represented 10% of total revenue. In 2006, private brand sales represented 26% of total revenue and contract manufacturing sales were 10% of total revenue.

Branded revenue increased $13.5 million or 2.9% and non-branded revenue increased $19.1 million or 7.2%. Branded revenue was favorably impacted by double digit sales growth in sales of Lance® home pack sandwich crackers, Cape Cod® potato chips and mid single digit growth in Tom's® salty snacks. Compared to 2006, branded revenue from sales to grocery/mass merchandisers grew over 10%, sales to distributors grew approximately 7% and sales to convenience stores grew approximately 1%. This growth was significantly offset by double digit declines in up-and-down the street revenue and DSD food service revenue as a result of implementing our DSD distribution strategy to improve profitability by servicing customers with larger drop sizes as well as the discontinuation of certain products related to the Tom's acquisition.

Our DSD system generated approximately 74% of the branded revenue in both 2007 and 2006. The remaining 26% consisted of branded revenue from distributors and direct shipments to customers. Of our 2007 branded revenue, approximately 35% was from sales to grocery/mass merchandisers, approximately 25% from convenience stores, approximately 15% from independent distributors, and the remaining 25% of our revenue was from sales to food service establishments, club stores, discount stores and various other retail and institutional outlets.

The increase in non-branded revenue was due to increased revenue from existing customers, additional product offerings and unit price increases.

Cost of sales increased $28.9 million principally due to the impact of increased ingredient costs, principally flour and vegetable oil, of $22.4 million and the impact of increased volume sold. These increases in costs were partially offset by improved operational efficiencies. During the first half of 2008, we expect to have significantly higher ingredient costs compared to the first half of 2007.

Gross margin as a percentage of revenue decreased from 43.1% to 41.7%. The decrease in gross margin was the result of the unfavorable impact of ingredient costs and product mix, partially offset by increases in pricing and favorable manufacturing efficiencies.

Selling, marketing and delivery expenses decreased $8.7 million or 3.6% as a percentage of revenue. This decrease in expenses compared to prior year reflects continued operational efficiency gains due to

- Additional capacity gained by increased trailer capacity as well as continued loading and delivery efficiencies,
- Efficiencies gained through common third-party carrier agreements across all business locations,
- Reductions in DSD costs due to more efficient stops and reductions in the number of routes,
- Significantly improved DSD employee retention levels, which reduced required training and recruiting costs and
- The completion of the Tom's integration.

General and administrative costs increased $3.1 million or 7.2% in 2007 as compared to 2006. Salaries, wages, training and recruiting costs associated with corporate initiatives in 2007, such as the ERP implementation, were $1.7 million higher than last year. Professional fees increased $1.3 million, primarily due to increased legal fees.

Other expense increased $2.1 million compared to 2006 due to unfavorable impact of foreign currency exchange losses in 2007 and a write-off of previously capitalized information technology that is being replaced by the new ERP system.

Interest expense, net, decreased $0.9 million due to higher interest income from invested cash and cash equivalents.

Our effective income tax rate was 34.4% in 2007 as compared to 34.8% in 2006. The decrease in the income tax rate was due primarily to reductions in foreign jurisdiction tax rates.

2006 Compared to 2005 (in millions)	2006		2005		Favorable/ (Unfavorable)	
Revenue	$ 730.1	100.0%	$ 651.4	100.0%	$ 78.7	12.1%
Cost of sales	415.6	56.9%	369.3	56.7%	(46.3)	(12.5%)
Gross margin	314.5	43.1%	282.1	43.3%	32.4	11.5%
Selling, marketing and delivery expenses	240.1	32.9%	216.1	33.2%	(24.0)	(11.1%)
General and administrative expenses	42.9	5.9%	37.6	5.8%	(5.3)	(14.1%)
Other expense/(income), net	0.2	-	(0.1)	-	(0.3)	nm
Earnings before interest and taxes	31.3	4.3%	28.5	4.4%	2.8	9.8%
Interest expense, net	3.1	0.4%	2.0	0.3%	(1.1)	(55.0%)
Income tax expense	9.8	1.3%	9.0	1.4%	(0.8)	(8.9%)
Net income from continuing operations	18.4	2.5%	17.5	2.7%	0.9	5.1%

nm = not meaningful.

Revenue from continuing operations for the fifty-two weeks ended December 30, 2006 increased $78.7 million or 12.1% compared to the fifty-three week period ended December 31, 2005. The additional week in 2005 from continuing operations generated $8.1 million in revenue.

Branded sales represented 64% of total revenue in 2006 as compared to 62% in 2005, and non-branded sales represented 36% of total revenue and 38% of total revenue in 2006 and 2005, respectively. Of the non-branded revenue in 2006, private brand sales represented 26% of total revenue and contract manufacturing was 10% of total revenue. For 2005, private brand sales were 29% of total revenue and contract manufacturing sales were 9% of total revenue.

Branded revenue increased $63.3 million or 15.7% and non-branded revenue increased $15.4 million or 6.2%. The increase in branded revenue was favorably impacted by the Tom's acquisition in late 2005 as well as growth in both Lance® branded sandwich crackers and Cape Cod® potato chips. Branded revenue from sales to convenience stores grew approximately 25% followed by revenue growth in sales to distributors and grocery/mass merchandisers of 22% and 15%, respectively. This growth was offset somewhat by declines in DSD food service revenue.

Our DSD system generated approximately 74% of the branded revenue in both 2006 and 2005. The remaining 26% consisted of branded revenue from sales to distributors and direct shipments to customers. Of the 2006 branded revenue, approximately 35% represented sales to grocery/mass merchandisers, approximately 25% represented sales to convenience stores, 15% to distributors and the remaining to food service establishments, club stores, discount stores and various other retail and institutional outlets.

The non-branded revenue increase of $15.4 million included a $13.8 million increase in contract manufacturing revenue and a $2.5 million increase in private brand revenue, partially offset by declines in sales of third-party brands. The increase in contract manufacturing was favorably impacted by the Tom's acquisition and increased sales to existing customers.

Cost of sales increased 0.2% as a percentage of revenue due to higher ingredient and packaging costs of $10.3 million, increased natural gas costs of $1.8 million and an unfavorable impact of foreign currency of $1.4 million.

Gross margin increased $32.4 million principally due to higher sales volume and improved product pricing, but decreased 0.2% as a percentage of revenue because of the increased costs of goods sold.

Selling, marketing and delivery expenses increased $24.0 million but decreased 0.3% as a percentage of revenue. Included in selling, marketing and delivery expenses were charges of $1.3 million related to the integration of the Tom's operations for 2006 as compared to $1.1 million in 2005. Approximately two-thirds of the $24.0 million increase was due to increased salaries and commission expense principally due to the Tom's acquisition. Fuel costs in 2006 increased approximately $2.1 million compared to 2005 due to fuel rate increases. In addition, travel expenses increased $1.0 million partially because of increased rates for reimbursed employee business mileage. Offsetting the increased expenses were reductions in bad debt expense of $1.6 million.

General and administrative costs increased $5.3 million or 14.1% in 2006 as compared to 2005. Included in 2005 were severance charges of $2.5 million for the prior CEO. Excluding these charges, general and administrative expenses would have increased $7.8 million or 22.2%. The increase in 2006 was driven by higher compensation of $2.7 million due to additional employees in 2006 and changes in compensation structure as compared to 2005. In addition, equity incentive expense increased $2.3 million due in part to the adoption of SFAS No. 123R in 2006, which resulted in additional expenses of $0.9 million. Other increases in expenses in 2006 as compared to 2005 include higher information technology expenses, utility costs, and relocation costs.

Interest expense increased $1.1 million as a result of higher average debt levels in 2006 as compared to 2005. Higher debt levels were a result of the Tom's acquisition.

Our effective income tax rate was 34.8% in 2006 as compared to 34.0% in 2005. The increase in the income tax rate is due primarily to a combination of an increase in state income tax expense and reductions in items deductible for income tax purposes but not for financial reporting.

2005 Compared to 2004 (in millions)	**2005**		**2004**		**Favorable/ (Unfavorable)**	
Revenue	$ 651.4	100.0%	$ 564.7	100.0%	$ 86.7	15.4%
Cost of sales	369.3	56.7%	314.3	55.7%	(55.0)	(17.5%)
Gross margin	282.1	43.3%	250.4	44.3%	31.7	12.7%
Selling, marketing and delivery expenses	216.1	33.2%	184.4	32.7%	(31.7)	(17.2%)
General and administrative expenses	37.6	5.8%	30.8	5.5%	(6.8)	(22.1%)
Other income, net	(0.1)	-	(0.6)	(0.1%)	(0.5)	(83.3%)
Earnings before interest and taxes	28.5	4.4%	35.8	6.3%	(7.3)	(20.4%)
Interest expense, net	2.0	0.3%	2.5	0.4%	0.5	20.0%
Income tax expense	9.0	1.4%	10.7	1.9%	1.7	15.9%
Net income from continuing operations	17.5	2.7%	22.6	4.0%	(5.1)	(22.6%)

Revenue from continuing operations for the fifty-three weeks ended December 31, 2005 increased $86.7 million or 15.4% compared to the fifty-two weeks ended December 25, 2004. The increase was driven by a $53.7 million, 15.4% increase in branded revenue and a $33.0 million, or 15.3% increase in non-branded revenue. The additional week generated revenue of $8.1 million or an increase of 1.4% compared to the prior year.

The branded revenue increase was favorably impacted by the Tom's acquisition. In addition, branded revenue from Lance® branded sandwich crackers and cookies increased approximately 20% and branded revenue from Lance® and Cape Cod® branded snacks increased 10% compared to the prior year. The branded growth was driven by growth in the grocery/mass merchandiser and club channels. These increases were slightly offset by declines in food service revenue.

The non-branded revenue increase of $33.0 million was driven by a $27.8 million increase in private brand revenue and a $6.9 million increase in contract manufacturing revenue offset by a $1.8 million reduction in sales of third-party brands.

Branded revenue represented 62% of total revenue in both 2005 and 2004. Non-branded revenue represented 38% of revenue, which consisted of 29% private brand and 9% contract manufacturing revenue for 2005 and 2004.

Gross margin increased $31.7 million compared to the prior year principally due to increased volume.

Selling, marketing and delivery expenses increased $31.7 million or 17.2% due to higher volume related expenses for salaries and commissions and additional delivery expenses. In addition, other non-volume related cost increases included fuel and freight surcharges of $3.4 million, medical and casualty expenses of $3.2 million, additional brand building advertising and sampling of $3.7 million and costs relating to the Tom's acquisition including increased bad debt expense of $1.3 million and acquisition integration related costs of $1.1 million.

General and administrative expenses increased $6.8 million compared to the prior year. The increase was the result of $2.5 million of severance related costs for the prior Chief Executive Officer, increased expenses for equity incentive compensation of $1.3 million, $0.8 million in higher employee benefit costs and increased professional fees of $0.5 million. In addition, during 2005 there were incremental administrative costs of $0.4 million and integration costs of $0.7 million, as a result of the Tom's acquisition.

Other income decreased $0.5 million as compared to the prior year as a result of net losses on asset disposition in 2005.

Interest expense, net, decreased $0.5 million in 2005 due to lower average debt and borrowing rates as well as higher investment income offset slightly by the unfavorable impact of foreign exchange.

Income tax expense from continuing operations decreased $1.7 million as a result of lower earnings. However, the effective tax rate increased to 34% from 32% in 2004. The lower rate in 2004 represented favorable utilization of net operating losses and favorable state income tax credit utilization.

Liquidity and Capital Resources

Liquidity

During the last three years, the principal source of liquidity for our operating needs was provided from operating activities. Cash flow from operating activities, available credit from credit facilities and cash on hand are believed to be sufficient for the foreseeable future to meet obligations, fund capital expenditures, and pay dividends to our stockholders.

Operating Cash Flows

Net cash from operating activities was $52.4 million in 2007, $39.1 million in 2006, and $47.1 million in 2005. Working capital (other than cash and cash equivalents and current portion of long-term debt) increased to $49.8 million at December 29, 2007 from $48.6 million at December 30, 2006 primarily due to higher prepaid expenses and accounts receivable.

Investing Cash Flows

Cash used in investing activities in 2007 included capital expenditures of $39.5 million and the purchase of a noncontrolling equity interest in an organic snack food company for $2.1 million, partially offset by proceeds from the sale of fixed assets of $7.3 million. Capital expenditures for fixed assets in 2007 included route trucks, computer hardware and software, manufacturing equipment, handheld computers for field sales representatives, and tractors and trailers. Capital expenditures for 2008 are projected to be between $44 million and $50 million, funded primarily by net cash flow from operating activities, cash on hand, and available credit from credit facilities.

Cash used in investing activities in 2006 represented capital expenditures of $47.0 million, partially offset by proceeds from the sale of fixed assets of $7.3 million.

Cash used in investing activities in 2005 represented capital expenditures of $27.6 million and acquisitions, net of cash acquired, of $43.8 million, partially offset by proceeds from sale of fixed assets of $1.4 million. Acquisitions in 2005 consisted of a sugar wafer manufacturing facility in Ontario, Canada, and substantially all the assets of Tom's Foods Inc.

Financing Cash Flows

During 2007, 2006 and 2005, we paid dividends of $0.64 per share each year totaling $19.9 million, $19.6 million and $19.1 million, respectively. As a result of the exercise of stock options by employees, we received cash and tax benefits of $4.7 million in 2007, $18.1 million in 2006, and $5.1 million in 2005. In 2005, $0.8 million of tax benefits were included in operating activities, as required prior to the adoption of SFAS No. 123R. During 2006 and 2005, proceeds from debt, net of repayments, was $3.8 million and $5.0 million, respectively.

We did not repurchase any shares of common stock during 2007 and 2006. During 2005, we repurchased 304,236 shares of common stock for $5.2 million. We currently have no plans for the repurchase of shares of our common stock.

Debt
In October 2006, we entered into a new unsecured revolving Credit Agreement, terminating and replacing the then existing Second Amended and Restated Credit Agreement and Bridge Credit Agreement. The Credit Agreement allows us to make revolving credit borrowings of up to US$100.0 million and CDN$15.0 million through October 2011. Also under the Credit Agreement, we entered into a $50.0 million term loan due in October 2011. As of December 29, 2007 and December 30, 2006, we had $50.0 million outstanding under the term loan.

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $20.3 million as of December 29, 2007. These letters of credit reduce the total available borrowings under the Credit Agreement. Unused and available borrowings were $95.0 million under the Credit Agreement at December 29, 2007. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility.

Commitments and Contingencies
We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients and packaging materials used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months. At the beginning of 2007, we adopted FIN 48 and recorded a gross unrecognized tax benefit associated with uncertain tax positions. Additionally, we provide supplemental retirement benefits to certain retired and active officers.

Contractual obligations as of December 29, 2007 were:

	Payments Due by Period				
(in thousands)	**Total**	**< 1 year**	**1-3 years**	**3-5 years**	**Thereafter**
Purchase commitments for inventory	$ 58,856	$ 58,856	$ -	$ -	$ -
Debt, including interest payable*	59,849	2,569	57,280	-	-
Operating lease obligations	4,400	2,300	1,884	216	-
Unrecognized tax benefits**	1,499	**	**	**	**
Benefit obligations	1,730	191	298	191	1,050
Total contractual obligations	$ 126,334	$ 63,916	$ 59,462	$ 407	$ 1,050

* Variable interest will be paid in future periods based on the outstanding balance at that time. The amounts due include the estimated interest payable on debt instruments through October 2011.

** The timing of payment, if any, for unrecognized tax benefits cannot be estimated. However, we believe that $0.4 million related to an uncertain tax position is reasonably likely to be paid within the next 3 years.

Forward-Looking Statements

From time to time, we make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A - Risk Factors.

Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The principal market risks that may adversely impact our results of operations and financial position are changes in raw material prices, energy and fuel costs, interest rates, foreign exchange rates and credit risks. We selectively use derivative financial instruments to manage these risks. There are no market risk sensitive instruments held for trading purposes.

At times, we may enter into commodity futures and other derivative contracts to manage fluctuations in prices of anticipated purchases of certain raw materials. Our policy is to use these commodity derivative financial instruments only to the extent necessary to manage these exposures. As of December 29, 2007, and December 30, 2006 there were no outstanding commodity futures contracts or other derivative contracts related to raw materials. For the year ended December 29, 2007, the increase in commodity costs increased our cost of sales by $22.4 million as compared to 2006.

Our debt obligations incur interest at floating rates, based on changes in the Eurodollar rate, Canadian Bankers' Acceptance discount rate, Canadian prime rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. In November 2006, we entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap was accounted for as a cash flow hedge. The notional amount, interest payment and maturity date of the swap matched the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.3%, including applicable margin. The underlying notional amount of the swap agreement was $35.0 million. The fair value of the interest rate swap liability as determined by a third-party financial institution was $1.3 million on December 29, 2007. Without the favorable impact of the interest rate swap, pre-tax interest expense would have been $0.1 million higher during the year ended December 29, 2007.

At December 29, 2007 and December 30, 2006, we had a $50.0 million term loan with a weighted average interest rate of 5.3% and 5.5%, respectively. A 10% increase in the underlying interest rate would not have had a material impact on interest expense during 2007.

We are exposed to credit risks related to our accounts receivable. We perform ongoing credit evaluations of our customers to minimize the potential exposure. As of December 29, 2007 and December 30, 2006, we had allowances for doubtful accounts of $0.5 million and $1.0 million, respectively.

Through the operations of our Canadian subsidiary, we are exposed to foreign exchange rate fluctuations between U.S. dollars and Canadian dollars. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through December 2008. As of December 29, 2007, the fair value of the asset related to the forward contracts as determined by a third party financial institution was $0.5 million. Net cash settlements under the forward contracts are reflected in revenue in the consolidated statements of income in the applicable period.

Pre-tax earnings during 2007 were reduced by $2.3 million from foreign currency exchange rate fluctuations as compared to 2006. This reduction in pre-tax earnings includes the favorable effect of forward contracts of $0.8 million in 2007. During 2006, pre-tax earnings were reduced by $1.7 million from foreign currency exchange rate fluctuations compared to 2005. The effect of foreign exchange on earnings is included in both cost of goods sold and other income/loss in the income statement.

During 2007, pre-tax earnings were favorably impacted by decreases in net natural gas prices and fuel costs of $0.1 million as compared to 2006. During 2006, pre-tax earnings were negatively impacted by increases in natural gas prices and fuel costs of $3.9 million.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2007, December 30, 2006, and December 31, 2005
(in thousands, except share and per share data)

	2007	2006	2005
Net sales and other operating revenue	**$ 762,736**	$ 730,116	$ 651,437
Cost of sales and operating expenses/(income):			
Cost of sales	**444,487**	415,576	369,331
Selling, marketing and delivery	**231,358**	240,092	216,054
General and administrative	**45,959**	42,914	37,605
Other expense/(income), net	**2,390**	191	(37)
Total cost and expenses	**724,194**	698,773	622,953
Income from continuing operations before interest and income taxes	**38,542**	31,343	28,484
Interest expense, net	**2,222**	3,156	1,985
Income from continuing operations before income taxes	**36,320**	28,187	26,499
Income tax expense	**12,511**	9,809	9,023
Net income from continuing operations	**23,809**	18,378	17,476
Income from discontinued operations	**44**	153	1,506
Income tax expense	**15**	53	512
Net income from discontinued operations	**29**	100	994
Net income	**$ 23,838**	$ 18,478	$ 18,470
Basic earnings per share:			
Earnings per share from continuing operations	**$ 0.77**	$ 0.61	$ 0.59
Earnings per share from discontinued operations	**-**	-	0.03
Basic earnings per share	**$ 0.77**	$ 0.61	$ 0.62
Weighted average shares outstanding – basic	**30,961,000**	30,467,000	29,807,000
Diluted earnings per share:			
Earnings per share from continuing operations	**$ 0.76**	$ 0.60	$ 0.58
Earnings per share from discontinued operations	**-**	-	0.03
Diluted earnings per share	**$ 0.76**	$ 0.60	$ 0.61
Weighted average shares outstanding - diluted	**31,373,000**	30,844,000	30,099,000

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

LANCE, INC. AND SUBSIDIARIES
December 29, 2007 and December 30, 2006
(in thousands, except share data)

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 8,647	$ 5,504
Accounts receivable (less allowances for doubtful accounts of $506 and $994, respectively)	64,081	61,690
Inventories	38,659	36,838
Deferred income taxes	9,335	8,811
Assets held for sale	505	6,552
Prepaid expenses and other current assets	11,862	6,298
Total current assets	133,089	125,693
Fixed assets, net	205,075	193,009
Goodwill, net	55,956	49,091
Other intangible assets, net	13,171	13,209
Other assets	5,712	4,450
Total assets	$ 413,003	$ 385,452
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 21,169	$ 18,194
Accrued compensation	20,564	20,471
Accrued profit-sharing retirement plan	5,383	5,192
Accrual for casualty insurance claims	8,163	6,783
Accrual for medical insurance claims	2,826	3,488
Accrued selling costs	4,511	4,860
Other payables and accrued liabilities	12,021	12,632
Total current liabilities	74,637	71,620
Long-term debt	50,000	50,000
Deferred income taxes	26,874	26,562
Accrual for casualty insurance claims	7,428	9,418
Other long-term liabilities	6,967	5,452
Total liabilities	165,906	163,052
Commitments and contingencies		
Stockholders' equity		
Common stock, 31,214,743 and 30,855,891 shares outstanding, respectively	26,011	25,714
Preferred stock, no shares outstanding	-	-
Additional paid-in capital	41,430	32,129
Retained earnings	163,356	159,329
Accumulated other comprehensive income	16,300	5,228
Total stockholders' equity	247,097	222,400
Total liabilities and stockholders' equity	$ 413,003	$ 385,452

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2007, December 30, 2006, and December 31, 2005
(in thousands, except share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 25, 2004	29,747,596	$ 24,788	$ 10,966	$ 160,993	$ 1,968	$ 198,715
Comprehensive income:						
Net income				18,470		18,470
Unrealized gain on interest rate swap, net of $232 tax effect					394	394
Foreign currency translation adjustment					2,719	2,719
Total comprehensive income						21,583
Cash dividends paid to stockholders				(19,056)		(19,056)
Repurchase of common stock	(304,236)	(253)	(4,907)			(5,160)
Stock options exercised	373,970	311	4,825			5,136
Cancellation, issuance and amortization of restricted stock	(8,625)	(5)	496			491
Balance, December 31, 2005	29,808,705	$ 24,841	$ 11,380	$ 160,407	$ 5,081	$ 201,709
Comprehensive income:						
Net income				18,478		18,478
Net unrealized losses on derivative instruments, net of $106 tax effect					(193)	(193)
Adoption of SFAS No. 158, net of $167 tax effect					313	313
Foreign currency translation adjustment					27	27
Total comprehensive income						18,625
Cash dividends paid to stockholders				(19,556)		(19,556)
Amortization of nonqualified stock options			1,331			1,331
Equity-based incentive expense previously recognized under a liability plan			634			634
Stock options exercised, including $3,223 tax benefit	1,018,761	850	17,278			18,128
Issuance and amortization of restricted stock, net of cancellations	28,425	23	1,506			1,529
Balance, December 30, 2006	30,855,891	$ 25,714	$ 32,129	$ 159,329	$ 5,228	$ 222,400
Comprehensive income:						
Net income				**23,838**	**-**	**23,838**
Net unrealized losses on derivative instruments, net of $179 tax effect					**(254)**	**(254)**
Actuarial gains recognized in net income, net of $68 tax effect					**(142)**	**(142)**
Foreign currency translation adjustment					**11,468**	**11,468**
Total comprehensive income						**34,910**
Cash dividends paid to stockholders				**(19,872)**		**(19,872)**
Amortization of nonqualified stock options			**1,658**			**1,658**
Equity-based incentive expense previously recognized under a liability plan			**316**			**316**
Stock options exercised, including $1,026 tax benefit	**270,852**	**224**	**4,508**			**4,732**
Cumulative adjustment from adoption of FIN 48				**61**		**61**
Issuance and amortization of restricted stock, net of cancellations	**88,000**	**73**	**2,819**		**-**	**2,892**
Balance, December 29, 2007	**31,214,743**	**$ 26,011**	**$ 41,430**	**$ 163,356**	**$ 16,300**	**$ 247,097**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2007, December 30, 2006, and December 31, 2005
(in thousands)

	2007	2006	2005
Operating activities:			
Net income	$ 23,838	$ 18,478	$ 18,470
Adjustments to reconcile net income to cash from operating activities:			
Fixed asset depreciation and intangible amortization	29,307	26,897	28,539
Equity-based incentive expense	3,294	4,896	2,159
Loss on sale of fixed assets, net	818	591	467
Deferred income taxes	(419)	1,182	(3,518)
LIFO reserve adjustment	1,412	(1,083)	635
Provisions for doubtful accounts	(166)	(838)	2,488
Changes in assets and liabilities, excluding business acquisitions, foreign currency adjustments and certain other non-cash transactions:			
Accounts receivable	(1,551)	(1,845)	(3,938)
Inventory	(2,806)	1,329	(5,006)
Other current assets	(1,776)	1,695	869
Accounts payable	2,620	(2,108)	748
Other accrued liabilities	(2,727)	(6,740)	6,728
Other noncurrent assets	828	(963)	(436)
Other noncurrent liabilities	(322)	(2,394)	(1,088)
Net cash flow from operating activities	52,350	39,097	47,117
Investing activities:			
Purchases of fixed assets	(39,476)	(46,965)	(27,624)
Business acquisitions, net of cash acquired	-	-	(43,797)
Purchase of investment	(2,090)	-	-
Proceeds from sale of fixed assets	7,277	7,340	1,449
Net cash used in investing activities	(34,289)	(39,625)	(69,972)
Financing activities:			
Dividends paid	(19,872)	(19,556)	(19,056)
Issuances of common stock under employee stock plans	4,732	18,128	4,353
Net repayments of revolving debt	-	(46,238)	(48,737)
Proceeds from long-term debt	-	50,000	53,715
Repurchase of common stock	-	-	(5,160)
Net cash (used in)/from financing activities	(15,140)	2,334	(14,885)
Effect of exchange rate changes on cash	222	155	(183)
Increase (decrease) in cash and cash equivalents	3,143	1,961	(37,923)
Cash and cash equivalents at beginning of fiscal year	5,504	3,543	41,466
Cash and cash equivalents at end of fiscal year	$ 8,647	$ 5,504	$ 3,543
Supplemental information:			
Cash paid for income taxes, net of refunds of $211, $165, and $611, respectively	$ 12,594	$ 6,679	$ 13,581
Cash paid for interest	$ 2,878	$ 3,471	$ 2,018

See Notes to Consolidated Financial Statements.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and cookies, potato chips, crackers, cookies, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell branded and non-branded products. Our non-branded products consist of private brand and contract manufacturing for third-parties. Our branded products are principally sold under the Lance®, Cape Cod® and Tom's® brands. Private brand products are sold to retailers and distributors using store brands or Lance value brands. Contract manufacturing products are produced for other branded manufacturers.

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Cambridge, Ontario; Guelph, Ontario; and Waterloo, Ontario.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lance, Inc. and subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position, or cash flows.

Revenue Recognition
Revenue for products sold through our Direct Store Delivery (DSD) system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized. Customers purchasing products through the DSD system have the right to return product if it is not sold by the expiration date on the product label. We have recorded an estimated allowance for product that may be returned as a reduction to revenue. We estimate the number of days until product is sold through the customer's location and the percent of sales returns using historical information. This information is reviewed on a quarterly basis for significant changes and updated no less than annually.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses.

The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

The analysis of goodwill and other indefinite-lived intangible assets as of December 29, 2007 assumes combined average annual revenue growth of approximately 3.5% during the valuation period. We also use a combination of internal and external data to develop the weighted-average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Amortizable intangible assets are amortized using the straight-line method over their useful lives, which is the estimated period over which economic benefits are expected to be provided. Intangible assets with indefinite lives are not amortized, but are tested for impairment on an annual basis.

Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established in accordance with FIN 48 when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance and for postretirement healthcare benefits. In addition, we maintain insurance reserves for the self-funded portions of workers' compensation, auto, product and general liability insurance. Self-insured accruals are based on claims filed and estimated claims incurred but not reported. Workers' compensation, automobile and general liability costs are covered by standby letters of credit with our claims administrators.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and cookies, potato chips, crackers, cookies, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell branded and non-branded products. Our non-branded products consist of private brand and contract manufacturing for third-parties. Our branded products are principally sold under the Lance®, Cape Cod® and Tom's® brands. Private brand products are sold to retailers and distributors using store brands or Lance value brands. Contract manufacturing products are produced for other branded manufacturers.

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Cambridge, Ontario; Guelph, Ontario; and Waterloo, Ontario.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lance, Inc. and subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position, or cash flows.

Revenue Recognition
Revenue for products sold through our Direct Store Delivery (DSD) system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized. Customers purchasing products through the DSD system have the right to return product if it is not sold by the expiration date on the product label. We have recorded an estimated allowance for product that may be returned as a reduction to revenue. We estimate the number of days until product is sold through the customer's location and the percent of sales returns using historical information. This information is reviewed on a quarterly basis for significant changes and updated no less than annually.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses.

Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the time period covered by the coupon or promotion.

Fiscal Year
Our fiscal year ends on the last Saturday of December. While most of our fiscal years are 52 weeks, some may be 53 weeks. The fiscal years ended December 29, 2007 and December 30, 2006 were 52 weeks while the fiscal year ended December 31, 2005 was 53 weeks.

Use of Estimates
Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventories, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible assets, incentive compensation, income taxes, insurance, postretirement benefits, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts
Amounts for bad debt expense are recorded in selling, marketing and delivery expenses on the consolidated statements of income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. We record a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term debt approximate their fair values.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out method (LIFO) for approximately 36% and 41% of inventories as of December 29, 2007, and December 30, 2006, respectively. The first-in, first-out method (FIFO) is used for all other inventories.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 29, 2007, and December 30, 2006, we had no outstanding commodity futures contracts or other derivative contracts related to raw materials.

Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

	Useful Life
Buildings and building improvements	10-45 years
Land improvements	10-15 years
Machinery, equipment and computer systems	3-20 years
Furniture and fixtures	3-12 years
Trucks and automobiles	3-10 years

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. During 2007, we changed the way the organization is internally reported to management in order to focus on a centralized view of the overall operating performance. In previous years, our internal reporting view was more focused on separate business units. While this did not have external reporting impact, it did change the level at which our goodwill impairment analysis is performed from a business unit level to the consolidated entity level.

The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

The analysis of goodwill and other indefinite-lived intangible assets as of December 29, 2007 assumes combined average annual revenue growth of approximately 3.5% during the valuation period. We also use a combination of internal and external data to develop the weighted-average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Amortizable intangible assets are amortized using the straight-line method over their useful lives, which is the estimated period over which economic benefits are expected to be provided. Intangible assets with indefinite lives are not amortized, but are tested for impairment on an annual basis.

Income Taxes

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established in accordance with FIN 48 when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Self-Insurance Reserves

We maintain reserves for the self-funded portions of employee medical insurance and for postretirement healthcare benefits. In addition, we maintain insurance reserves for the self-funded portions of workers' compensation, auto, product and general liability insurance. Self-insured accruals are based on claims filed and estimated claims incurred but not reported. Workers' compensation, automobile and general liability costs are covered by standby letters of credit with our claims administrators.

We have a defined benefit healthcare plan that currently provides medical insurance benefits for certain retirees and their spouses to age 65. The plan was amended in 2001, and we began the phase out of the postretirement healthcare plan. The postretirement healthcare plan will be phased-out over the next four years. We evaluate input from a third-party actuary in the estimation of the postretirement healthcare plan obligation on an annual basis. This obligation requires assumptions regarding participation, healthcare cost trends, employee contributions, turnover, mortality and discount rates.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to $0.5 million. In addition, general and product liability claims are self-funded for individual losses up to $0.1 million. We evaluate input from a third-party actuary to assist in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We used a 4.5% investment rate in 2007 and 2006 to discount the estimated claims based on the historical payout pattern. Claims in excess of the self-insured levels, which vary by type of insurance, are fully insured up to $100 million per individual claim.

Derivative Financial Instruments
We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

Equity Incentive Plans
We adopted SFAS No. 123R at the beginning of 2006. SFAS No. 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, such as when an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the required service period are to be recognized as compensation cost over that period. In addition, SFAS No. 123R amends SFAS No. 95, "*Statement of Cash Flows*," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. When we adopted SFAS No. 123R, we elected the modified prospective application method and prior period amounts have not been restated. The impact of the adoption of SFAS No. 123R for the years ended December 29, 2007 and December 30, 2006 was a decrease in pre-tax income of $0.7 million and $1.3 million, respectively.

Prior to the effective date of SFAS No. 123R, we followed Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*," and related interpretations for stock options granted to employees and directors. Because the exercise price of our stock options equaled the fair market value of the underlying stock on the date of grant, no compensation expense was recognized. We adopted the disclosure-only provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation*," as amended by SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure*."

Prior to the adoption of SFAS No. 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123R requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefits) to be classified as financing cash flows. The excess tax benefit for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 was $1.0 million, $3.2 million and $0.8 million, respectively. Prior to the adoption of SFAS No. 123R, the unamortized portion of restricted stock was presented as a separate item on the consolidated balance sheets. Under SFAS No. 123R, the unamortized portion of restricted stock is included as a reduction in additional paid-in capital as of January 1, 2006.

Earnings Per Share
Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options and restricted stock. Dilutive potential shares were 412,000 in 2007, 377,000 in 2006, and 292,000 in 2005. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were 15,000 anti-dilutive shares in 2007, none in 2006, and 378,000 in 2005. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising and Consumer Promotion Costs
We promote our products with certain marketing activities, including advertising, consumer incentives and trade promotions. All advertising costs are expensed as incurred. Consumer incentive and trade promotions are recorded as expense based on amounts estimated as being due to customers and consumers at the end of the period, based principally on our historical utilization and redemption rates. Advertising costs included in selling, marketing and delivery costs on the consolidated statements of income were $4.0 million, $4.4 million, and $4.6 million during 2007, 2006, and 2005, respectively.

Shipping and Handling Costs
We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, marketing and delivery expenses on the consolidated statements of income. For the years ended December 29, 2007, December 30, 2006, and December 31, 2005, shipping and handling costs were $62.5 million, $68.9 million, and $55.1 million, respectively.

Concentration of Credit Risk
Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 20% of revenues in 2007, 18% in 2006, and 21% in 2005. Accounts receivable at December 29, 2007, and December 30, 2006, included receivables from Wal-Mart Stores, Inc. totaling $14.7 million and $13.6 million, respectively.

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes.*" This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 was adopted at the beginning of 2007. The $0.1 million cumulative effect of applying FIN 48 was reported as an increase to the opening balance of retained earnings. Additionally, we reclassified a $1.8 million net liability for unrecognized tax benefits for uncertain tax positions from other payables and accrued liabilities to other long-term liabilities during the first quarter of 2007. The additional disclosure required by FIN 48 has been included in the accompanying notes to the audited consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for Lance in 2008. The adoption of SFAS No. 157 is not expected to have a material impact on our financial condition, results of operations or cash flows.

The FASB also issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,*" in September 2006. SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. Last year, we adopted the provisions of SFAS No. 158 effective for 2006, which resulted in a reclassification of the unrealized gain component of the accrued postretirement healthcare costs liability to accumulated other comprehensive income, net of tax. The year-end measurement requirement will be effective for Lance beginning in 2008.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115.*" SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The FASB issued SFAS No. 159 to mitigate earnings volatility that arises when financial assets and liabilities are measured differently, and to expand the use of fair value measurement for financial instruments. SFAS No. 159 is effective for Lance beginning in 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our financial condition, results of operations or cash flows.

During December 2007, the FASB replaced SFAS No. 141, "*Business Combinations.*" SFAS No. 141R changes the way companies account for business combinations by requiring certain acquisition-related costs to be expensed. This Statement also requires more assets and liabilities to be recorded at fair value as of the acquisition date. SFAS No. 141R is effective for Lance beginning in 2009. The impact of this Statement on potential future acquisitions cannot be determined until the transactions occur.

Also during December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.*" Under SFAS No. 160, noncontrolling interests in consolidated subsidiaries are required to be initially measured at fair value and classified as a component of equity. SFAS No. 160 is effective for Lance beginning in 2009. This Statement is not expected to have a significant impact on our financial condition, results of operations or cash flows because all of our consolidated subsidiaries are wholly-owned.

NOTE 2. DISCONTINUED OPERATIONS

During 2006, we analyzed the different areas of our business and determined that our vending operations were becoming increasingly less competitive in the marketplace. Near the end of 2006, we committed to a plan to discontinue our vending operations and sell all remaining vending machines and related assets. A plan was designed to identify potential buyers and dispose of substantially all of the vending assets during 2007. At December 30, 2006, we had \$3.4 million of vending assets, comprised mostly of vending machines, which were classified as held for sale in current assets on the 2006 consolidated balance sheet. All of these assets were disposed of by the end of the third quarter of 2007.

Revenue and pre-tax income related to the discontinued vending operations is as follows:

(in thousands)	**2007**	**2006**	**2005**
Revenue	**\$ 5,224**	\$ 17,833	\$ 27,820
Pre-tax income	**\$ 44**	\$ 153	\$ 1,506

NOTE 3. ACQUISITIONS & INVESTMENTS

On June 25, 2007, we purchased a non-controlling equity interest in an organic snack food company, for \$2.1 million. This investment has been reflected in other assets on the consolidated balance sheet. The equity method loss for 2007 was \$0.1 million and has been recorded in other expense on the consolidated statement of income. As of December 29, 2007, current assets on the consolidated balance sheet include a \$0.6 million receivable from this related party.

Business acquisitions in 2005 consisted of the purchase of a sugar wafer manufacturing facility in Ontario, Canada, and substantially all the assets of Tom's Foods Inc. for a total of \$43.8 million, net of cash acquired. During 2006, an additional \$0.8 million was included in the purchase price of Tom's for legal and other acquisition costs.

NOTE 4. INVENTORIES

Inventories at December 29, 2007 and December 30, 2006 consisted of the following:

(in thousands)	**2007**	2006
Finished goods	**\$ 21,910**	\$ 18,630
Raw materials	**7,701**	7,968
Supplies, etc.	**14,297**	14,077
Total inventories at FIFO cost	**43,908**	40,675
Less: adjustment to reduce FIFO cost to LIFO cost	**(5,249)**	(3,837)
Total inventories	**\$ 38,659**	\$ 36,838

NOTE 5. FIXED ASSETS

Fixed assets at December 29, 2007 and December 30, 2006 consisted of the following:

(in thousands)	**2007**	2006
Land and land improvements	**$ 14,670**	$ 14,764
Buildings and building improvements	**84,118**	83,409
Machinery, equipment and computer systems	**287,821**	278,444
Vending machines	**-**	19,167
Trucks and automobiles	**59,490**	58,198
Furniture and fixtures	**2,304**	2,065
Construction in progress	**10,909**	8,870
	459,312	464,917
Accumulated depreciation and amortization	**(253,732)**	(265,356)
	$ 205,580	$ 199,561
Assets held for sale	**(505)**	(6,552)
Fixed assets, net	**$ 205,075**	$ 193,009

Depreciation expense related to fixed assets was $29.3 million during 2007, $26.8 million during 2006, and $28.5 million during 2005.

There are three facilities in Canada that accounted for $24.2 million and $21.2 million of the total net fixed assets in 2007 and 2006, respectively.

At December 29, 2007, assets held for sale consists of $0.3 million of land and $0.2 million of buildings related to certain properties in Columbus, Georgia.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal year ended December 29, 2007 are as follows:

(in thousands)	Carrying Amount
Balance as of December 30, 2006	$ 49,091
Changes in foreign currency exchange rates	**6,865**
Balance as of December 29, 2007	**$ 55,956**

As of December 29, 2007 and December 30, 2006, acquired intangible assets consisted of the following:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 29, 2007:			
Customer relationships - amortized	**$ 378**	**$ (82)**	**$ 296**
Trademarks - unamortized	**12,875**	**-**	**12,875**
Total other intangible assets as of December 29, 2007	**$ 13,253**	**$ (82)**	**$ 13,171**
As of December 30, 2006:			
Customer relationships - amortized	$ 378	$ (44)	$ 334
Trademarks - unamortized	12,875	-	12,875
Total other intangible assets as of December 30, 2006	$ 13,253	$ (44)	$ 13,209

The intangible asset for customer relationships is being amortized over a useful life of ten years and will be amortized through 2015. Amortization expense was less than $0.1 million for identified intangibles for each of the years ended December 29, 2007, December 30, 2006, and December 31, 2005.

The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flows indefinitely. Therefore, the trademarks are not amortized.

NOTE 7. LONG-TERM DEBT

In October 2006, we entered into a new unsecured revolving Credit Agreement, terminating and replacing the then existing Second Amended and Restated Credit Agreement and Bridge Credit Agreement. The Credit Agreement allows us to make revolving credit borrowings of up to US$100.0 million and CDN$15.0 million through October 2011. Also under the Credit Agreement, we entered into a $50.0 million term loan due in October 2011. Interest on U.S. denominated revolving borrowings of 30 days or more is payable at a rate based on the Eurodollar rate plus the applicable margin of 0.28% to 0.63%. Interest on other U.S. denominated revolving borrowings is payable based on the U.S. base rate. Interest on the $50.0 million U.S. term loan is based on the Eurodollar rate plus the applicable margin of 0.35% to 0.75%. Interest on Canadian borrowings of 30 days or more is payable at a rate based on the Canadian Bankers' Acceptance discount rate, plus the applicable margin and an additional 0.13% fee. Interest on other Canadian denominated borrowings is payable based on the Canadian prime rate. The applicable margin for the Eurodollar rate and Canadian Bankers' Acceptance discount rate based borrowings, which was 0.28%, and for the U.S. term loan, which was 0.35% at December 29, 2007, is determined by certain financial ratios. The Credit Agreement also requires us to pay a facility fee on the entire US$100.0 million and CDN$15.0 million revolvers ranging from 0.07% to 0.13% based on certain financial ratios. At December 29, 2007, we had $50.0 million of term loans outstanding with a weighted average interest rate of 5.3%.

The carrying value of all long-term debt approximates fair value. At December 29, 2007 and December 30, 2006, we had available $95.0 million and $94.4 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility. The Credit Agreement requires us to comply with certain covenants, such as debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio and an interest coverage ratio. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 29, 2007, our consolidated stockholders' equity was $247.1 million. We were in compliance with these covenants at December 29, 2007. Interest expense for 2007, 2006 and 2005 was $2.9 million, $3.3 million, and $2.5 million, respectively.

NOTE 8. DERIVATIVE INSTRUMENTS

In November 2006, we entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with the effectiveness assessment based on changes in the present value of interest payments on the underlying debt. The notional amount, interest payment and maturity dates of the swap matched the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.3%, including applicable margin.

The underlying notional amount of the swap agreement is $35.0 million. The fair value of the interest rate swap as determined by a third-party financial institution was a $1.3 million liability at December 29, 2007, and an asset of less than $0.1 million on December 30, 2006.

Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations between U.S. dollars and Canadian dollars. The majority of revenue from our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward currency contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through December 2008. As of December 29, 2007, the fair value of the asset related to the forward contracts as determined by a third-party financial institution was $0.5 million.

NOTE 9. INCOME TAXES

Income tax expense (benefit) consists of the following:

(in thousands)	**2007**	2006	2005
Current:			
Federal	**$ 11,744**	$ 8,517	$ 12,833
State and other	**888**	671	855
Foreign	**(52)**	(523)	(512)
	12,580	8,665	13,176
Deferred:			
Federal	**560**	838	(3,957)
State and other	**240**	112	90
Foreign	**(854)**	247	226
	(54)	1,197	(3,641)
Total income tax expense	**$ 12,526**	$ 9,862	$ 9,535

A reconciliation of the federal income tax rate to our effective income tax rate for the years ended December 29, 2007, December 30, 2006, and December 31, 2005 follows:

	2007	2006	2005
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.7**	2.0	1.2
Net favorable foreign income taxes as a result of tax adjustments and tax rate differences	**(1.3)**	(2.5)	(2.6)
Changes in deferred taxes for effective state rate changes	**0.2**	(0.1)	1.1
Miscellaneous items, net	**(1.2)**	0.4	(0.7)
Effective income tax rate	**34.4%**	34.8%	34.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2007 and December 30, 2006 are presented below:

(in thousands)	2007	2006
Deferred tax assets:		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 5,916**	$ 5,380
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**5,488**	5,885
Other reserves deductible when paid for income tax purposes, accrued for financial reporting purposes	**2,639**	2,810
Unrealized losses deductible when realized for income tax purposes, included in other comprehensive income	**278**	106
Inventories, principally due to additional costs capitalized for income tax purposes	**1,764**	1,400
Unrealized capital loss deductible when realized for income taxes, accrued for financial reporting purposes	**-**	192
Net state and foreign operating loss and tax credit carryforwards	**1,182**	1,145
Total gross deferred tax assets	**17,267**	16,918
Less valuation allowance	**(224)**	(417)
Net deferred tax assets	**17,043**	16,501
Deferred tax liabilities:		
Fixed assets, principally due to differences in depreciation, net of impairment reserves	**(30,089)**	(29,847)
Trademark amortization	**(2,905)**	(2,885)
Unrealized gains includible when realized for income tax purposes, included in other comprehensive income	**(98)**	(167)
Prepaid expenses and other costs deductible for tax, amortized for financial statement purposes.	**(1,490)**	(1,353)
Total gross deferred tax liabilities	**(34,582)**	(34,252)
Total net deferred tax liabilities	**$ (17,539)**	$ (17,751)

In 2007, the valuation allowance on deferred tax assets related to a state net operating loss carryforward, which management did not believe would be fully utilized due to the limited nature of our activities in that state. In 2006, the valuation allowance related to a state net operating loss carryforward and a capital loss that was not considered fully utilizable based on recent taxable income.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate.

We adopted FIN 48 at the beginning of 2007. The $0.1 million cumulative effect of applying FIN 48 was reported as an increase to the opening balance of retained earnings. Unrecognized tax benefits for uncertain tax positions are established in accordance with FIN 48 when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

As of December 29, 2007, we have recorded gross unrecognized tax benefits totaling $1.5 million and related interest and penalties of $0.4 million in other long-term liabilities on the consolidated balance sheet. Of this total amount, $1.6 million would affect the effective tax rate if subsequently recognized. Various taxing authorities' statutes of limitations will expire during the next 12 months resulting in a potential $0.5 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. During 2007, $0.1 million of interest and penalties related to unrecognized tax benefits were recorded in income tax expense.

We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

Jurisdiction	**Open Years**
US federal	2004 and forward
Canada federal	2003 and forward
Ontario provincial	2001 and forward
Massachusetts	2001 and forward
North Carolina	2004 and forward
Iowa	2004 and forward

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

(in thousands)	**2007**
Balance at December 31, 2006 (first day of fiscal 2007)	$ 1,788
Additions for tax positions taken during a prior period	**49**
Additions for tax positions taken during the current period	**67**
Reductions resulting from a lapse of the statute of limitations	**(405)**
Balance at December 29, 2007	**$ 1,499**

NOTE 10. POSTRETIREMENT BENEFITS PLANS

In 2001, we began the phase out of our postretirement healthcare plan. This plan currently provides postretirement medical benefits for certain retirees who were age 55 or older on June 30, 2001 and their spouses for medical coverage between the ages of 60 and 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The postretirement healthcare plan will be phased-out over the next four years. The postretirement healthcare plan is not funded.

At December 30, 2006, we adopted the effective portions of SFAS No. 158. SFAS No. 158 requires us to recognize the unfunded status as a liability and reclassify unrecognized components of net periodic benefit cost to accumulated other comprehensive income, net of tax. We reclassified $0.5 million ($0.3 million, net of tax) of unrecognized net actuarial gains to accumulated other comprehensive income at December 30, 2006. We expect $0.2 million ($0.1 million, net of tax) of net actuarial gains to be recognized in net periodic benefit cost during 2008.

The following table sets forth the plan's benefit obligations, funded status, and net periodic benefit costs for the last three years:

(in thousands)	**2007**	2006	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 432**	$ 1,189	$ 2,123
Service cost	**-**	-	42
Interest cost	**17**	18	72
Plan participants' contributions	**234**	386	400
Actuarial gain	**(89)**	(290)	(464)
Benefits paid	**(330)**	(871)	(984)
Benefit obligation at end of year	**264**	432	1,189
Funded status	**(264)**	(432)	(1,189)
Unrecognized net actuarial gain	**-**	-	(1,522)
Net amount recognized	**$ (264)**	$ (432)	(2,711)
Unrecognized net actuarial gain included in accumulated other comprehensive income:	**$ 270**	$ 480	-
Components of net periodic benefit cost:			
Service cost	**-**	-	42
Interest cost	**17**	18	72
Recognized net gain	**(300)**	(1,331)	(693)
Net periodic benefit	**$ (283)**	$ (1,313)	$ (579)
Weighted average discount rates used in determining accumulated postretirement benefit obligation:			
Beginning of year	**5.30%**	4.95%	3.75%
End of year	**4.62%**	5.30%	4.95%

The postretirement healthcare plan was valued using a December 29, 2007 measurement date. The discount rate was decreased from 5.30% to 4.62% to reflect the current market rates of return on high-quality fixed-income investments with matching cash flows. For measurement purposes, a 7.50% annual rate of increase in the per capita cost of covered healthcare benefits for the self-insured plan was assumed for 2007. This rate was assumed to decrease gradually to 6.0% in 2011. Of the total benefit obligation at December 29, 2007, $0.2 million is included in other payables and accrued liabilities for benefit payments expected to be made during the next 12 months.

A one-percentage point change in assumed healthcare cost trend rates would have an immaterial impact on the accumulated postretirement benefit obligation and net periodic benefit cost (benefit).

Future benefit payments during the next five years, net of expected contribution from retirees are as follows:

(in thousands)	Expected Benefit Payments
2008	$ 164
2009	$ 73
2010	$ 39
2011 and thereafter	$ -

In addition to the postretirement healthcare plan described above, we have a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covers substantially all of our employees. Effective the beginning of 2006, the PSR plan was amended to provide contributions equal to 3.25% or 3.5% of qualified employee wages, depending on years of service. Prior to 2006, company contributions to the PSR plan were based on net income before income tax and PSR expense. In 2007, the 401(k) plan provided a 50% match of the first 5% of employee contributions not to exceed 2.5% of the employee's qualified wages. In 2006 and 2005, the 401(k) plan provided a 50% match of the first 4% of employee contributions not to exceed 2% of the employee's qualified wages. Total expenses for these employee retirement plans were $7.6 million, $7.3 million and $5.6 million, in 2007, 2006 and 2005, respectively.

NOTE 11. EQUITY BASED INCENTIVE COMPENSATION

Effective January 1, 2006, we adopted SFAS No. 123R, which requires that the value of stock options and similar awards be expensed. SFAS No. 123R applies to any unvested awards that were outstanding on the effective date and to all new awards granted or modified after the effective date. We adopted SFAS No. 123R using the modified prospective transition method. Therefore, our income statements for the year ended December 31, 2005 have not been restated to reflect the impact of SFAS No. 123R. Under this transition method, compensation expense recognized during 2007 and 2006 included: (i) compensation expense for share-based awards granted prior to, but not vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) compensation expense for share-based awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

In accordance with FASB Staff Position FAS 123R-3, "*Transition Election to Accounting for the Tax Effects of Share Based Payment Awards*," we applied the short-cut method for determining our Capital in Excess of Par Value Pool (APIC Pool). This includes simplified methods to establish the beginning balance of the APIC Pool related to the tax effects of share-based compensation, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of share-based awards that were outstanding upon adoption of SFAS No. 123R. The cash tax windfall benefit realized for the tax deductions from option exercises was $1.0 million, $3.2 million and $0.8 million, respectively, during 2007, 2006 and 2005. The total intrinsic value of stock options exercised during 2007, 2006, and 2005 was $2.7 million, $8.6 million, and $2.1 million, respectively.

As of December 29, 2007, we had stock plans under which 3,300,000 shares of common stock could be issued to key employees, as defined in the plans. The plans authorize the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance shares. The plans also authorize other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. The plans include 1,500,000 shares under the 2003 Key Employee Stock Plan (the 2003 Plan), which expires in April 2008 and 1,800,000 shares under the 2007 Key Employee Incentive Plan (the 2007 Plan), which expires in April 2013. At December 29, 2007, there were no SARs outstanding. As of December 29, 2007, there were approximately 2.0 million securities available for future issuance under the 2003 Plan and the 2007 Plan.

As of December 29, 2007, there was $1.8 million of total unrecognized compensation expense related to outstanding stock options. This cost is expected to be recognized, consistent with vesting on a straight-line basis over a weighted-average period of 2.5 years. Cash received from option exercises during 2007, 2006 and 2005 was $3.7 million, $14.9 million and $4.4 million, respectively.

As of December 29, 2007, there was $6.2 million of total unrecognized compensation expense related to outstanding restricted stock awards. This cost is expected to be recognized, consistent with vesting on a straight-line basis over a weighted-average period of 2.6 years.

Employee Stock Purchase Plan
We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and company contributions. The plan provides for us to contribute an amount equal to 10% of the employees' contributions, and up to 25% for certain employees who are not executive officers. We contributed less than $0.1 million to the employee stock purchase plan during each of 2007, 2006 and 2005.

Employee Stock Options
Stock options become exercisable in periods ranging from immediately to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $7.65 to $24.00 per share for the outstanding options as of December 29, 2007. The weighted average exercise price of exercisable options was $14.45 as of December 29, 2007.

	Options Outstanding	Outstanding Weighted Average Exercise Price	Options Exercisable
Balance at December 25, 2004	2,338,287	13.61	1,472,298
Granted	18,800	15.84	
Exercised	(390,794)	11.86	
Expired/Forfeited	(136,001)	13.78	
Balance at December 31, 2005	1,830,292	13.99	1,396,698
Granted	108,652	19.97	
Exercised	(1,006,261)	14.59	
Expired/Forfeited	(15,199)	11.59	
Balance at December 30, 2006	917,484	$ 14.08	629,300
Granted	**566,494**	**19.86**	
Exercised	**(250,852)**	**13.34**	
Expired/Forfeited	**(20,036)**	**16.54**	
Balance at December 29, 2007	**1,213,090**	**$ 16.91**	**657,024**
Weighted average contractual term	**5.6 years**		**3.9 years**
Aggregate intrinsic value	**$4.8 million**		**$4.2 million**

The following assumptions were used to determine the weighted average fair value of options granted during the years ended December 29, 2007, December 30, 2006 and December 31, 2005:

	2007	2006	2005
Assumptions used in Black Scholes pricing model:			
Expected dividend yield	**3.13%**	3.21%	3.52%
Risk-free interest rate	**4.23%**	4.54%	4.39%
Weighted average expected life	**5.0 years**	6.5 years	6.5 years
Expected volatility	**29.47%**	31.20%	31.20%
Weighted average fair value per share of options granted	**$ 4.56**	$ 5.50	$ 4.75

Employee Restricted Stock and Restricted Stock Unit Awards

During 2005, we awarded 300,000 restricted stock units, half of which would be settled in common stock shares and half of which would be settled in cash. Compensation costs associated with the restricted stock units that are settled in common stock shares are amortized over the vesting period. During 2006, the Compensation Committee of the Board of Directors approved an amendment that re-designated the 150,000 units that were to be settled in cash to units settled in stock. Pursuant to SFAS No. 123R, these restricted units are classified as equity as opposed to a liability. Accordingly, there was an increase to additional paid-in capital of $0.6 million with an offsetting reduction in other long-term liabilities during 2006. These 300,000 restricted stock units will be settled in common stock equally between the 1997 Incentive Equity Plan and the 2003 Plan. During 2007, 2006 and 2005, we awarded 10,000 shares, 20,000 shares and 15,000 shares of common stock, respectively, under the 1997 Plan to new officers, subject to vesting restrictions. In addition, during 2007 we issued 15,000 shares of common stock under the 2003 Plan. Compensation costs associated with these restricted shares are amortized over the vesting period.

During 2006, the Compensation Committee of the Board of Directors approved the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which included 302,000 performance equity units to be paid in common stock to key employees in 2011. During 2007, an additional 51,750 units were awarded under this Plan and 18,000 units were forfeited. All shares issued under the Five-Year Performance Equity Plan were awarded under the 2003 Plan. The number of awards ultimately issued under this plan is contingent upon our relative stock price compared to the Russell 2000 Index and can range from zero to 100% of the awards granted. The fair value of the award was calculated using the Monte Carlo valuation method. This method estimates the probability of the potential payouts using the historical volatility of our common stock compared to the Russell 2000 Index. Included in our assumptions was a risk-free interest rate of 4.53%, expected volatility of 35.08%, and an expected dividend rate of 2.8%. Based on these assumptions, a discount rate of 33.4% was applied to the market value on the grant date.

	Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2005	184,875	16.77
Granted	331,000	15.18
Re-designated	150,000	24.41
Exercised	(14,750)	7.65
Expired/Forfeited	(575)	7.65
Balance at December 30, 2006	650,550	$ 17.69
Granted	**140,650**	**18.13**
Exercised	**(31,100)**	**18.35**
Expired/Forfeited	**(19,300)**	**14.29**
Balance at December 29, 2007	**740,800**	**$ 17.83**

The deferred portion of these restricted shares is included in the consolidated balance sheet as additional paid-in capital.

Non-Employee Director Stock Option Plan

In 1995, we adopted a Nonqualified Stock Option Plan for Non-Employee Director (Director Plan). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. Beginning after December 28, 2002, there were no additional awards made under this plan. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $10.50 to $21.63 per share. There were 98,500 options outstanding at December 29, 2007. At December 29, 2007, the weighted average remaining contractual term was 2.4 years, and the aggregate intrinsic value was $0.6 million.

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
Balance at December 25, 2004	154,500	15.81	154,500
Granted	-	-	
Exercised	(2,000)	15.76	
Expired/Forfeited	(12,500)	17.50	
Balance at December 31, 2005	140,000	15.67	140,000
Granted	-	-	
Exercised	(12,500)	17.66	
Expired/Forfeited	(9,000)	19.35	
Balance at December 30, 2006	118,500	$ 15.18	118,500
Granted	-	-	
Exercised	**(20,000)**	**18.00**	
Expired/Forfeited	-	-	
Balance at December 29, 2007	**98,500**	**$ 14.60**	**98,500**

Non-Employee Director Restricted Stock Awards

In 2003, we adopted the Lance, Inc. 2003 Director Stock Plan (2003 Director Plan). With the adoption of the 2003 Director Plan, no further awards will be made under our 1995 Nonqualified Stock Option Plan for Non-Employee Directors. The 2003 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the company. The Board of Directors has reserved 50,000 shares of common stock for issuance under the 2003 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2003 Director Plan is administered by the Board of Directors and expires in April 2008. As of December 29, 2007, there were 5,000 shares available for future issuance under the 2003 Director Plan.

In each of 2007, 2006 and 2005, we awarded 9,000 shares of common stock to our directors, subject to certain vesting restrictions. Compensation costs associated with these restricted shares are amortized over the vesting period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the consolidated balance sheet as unamortized portion of restricted stock awards at December 31, 2005, and as additional paid-in capital as of December 30, 2006. At December 29, 2007, there were 9,000 unvested restricted shares outstanding with a remaining contractual term of three months and a grant date fair value of $23.23.

Long Term Incentive Plans

During 2007, we adopted the Lance, Inc. 2007 Three-Year Incentive Plan for Officers (2007 Officer Plan). With the adoption of the plan, incentives granted to officers and key management are earned over a cumulative three-year period. The 2007 Officer Plan provides for incentive payments in the form of cash and restricted stock. In addition, during 2007, we adopted the 2007 Stock Option Plan for Officers and Key Managers (2007 Stock Option Plan). With the adoption of the plan we granted 254,694 non-qualified stock options to Officers and key management to vest over a 3-year period with a 7-year term. The issuance of shares under the 2007 Officer Plan and the 2007 Stock Option Plan were provided under the 2003 Plan.

During 2006, we adopted the Lance, Inc. 2006 Three-Year Incentive Plan for Officers (2006 Officer Plan). With the adoption of the plan, incentives granted to officers and key management are earned over a cumulative three-year period. The 2006 Officer Plan provides for incentive payments in the form of cash, stock grants and non-qualified stock option awards after the three-year period has expired and based upon the attainment of certain performance measures.

We adopted the Lance, Inc. 2005 and 2004 Long-Term Incentive Plans for Officers during 2005 and 2004, respectively. With the adoption of these plans, incentives granted to officers and key management are earned over a cumulative three-year period. These plans provide for incentive payments in the form of cash, stock grants and non-qualified stock option awards after the three-year period has expired and based upon the attainment of certain performance measures. During 2007, 54,900 shares of common stock and 114,000 non-qualified stock options were awarded under the 2004 Long-Term Incentive Plan.

Total equity-based incentive expense recorded in the consolidated statements of income for all plans was \$3.3 million, \$4.9 million, and \$2.2 million for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. Compared to 2005, the adoption of SFAS No. 123R increased equity incentive expense \$0.7 million in 2007 and \$1.3 million in 2006.

NOTE 12. OTHER COMMITMENTS AND CONTINGENCIES

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments not previously accrued for under these agreements totaled \$20.3 million at December 29, 2007.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements not previously accrued for were \$7.4 million as of December 29, 2007. The maximum aggregate commitment for both the change in control and severance agreements as of December 29, 2007 was \$22.3 million.

We lease certain facilities and equipment under contracts classified as operating leases. Rental expense was $6.2 million in 2007, $6.6 million in 2006, and $5.3 million in 2005. Future minimum lease commitments for operating leases at December 29, 2007 were as follows:

(in thousands)	Amount
2008	$ 2,300
2009	1,598
2010	184
2011	102
2012	105
Thereafter	111
Total operating lease commitments	$ 4,400

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. These letters of credit amounted to $20.3 million as of December 29, 2007.

We entered into agreements with suppliers for certain ingredients and packaging materials used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. As of December 29, 2007, outstanding purchase commitments for inventory items totaled $58.9 million. These commitments range in length from a few weeks to 12 months.

Lance, Inc. was one of several companies sued in August 2005 in the Superior Court for the State of California for the County of Los Angeles by the Attorney General of the State of California for alleged violations of California Proposition 65. California Proposition 65 is a state law that, in part, requires companies to warn California residents if a product contains chemicals listed within the statute. The plaintiff seeks injunctive relief and penalties but has made no specific demands. We continue to vigorously defend this lawsuit.

In addition, we are subject to routine litigation and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

NOTE 13. STOCKHOLDERS' EQUITY

Capital Stock

Our Restated Charter, as amended, authorizes 75,000,000 shares of common stock with a par value of $0.83-1/3 and 5,000,000 shares of preferred stock, par value of $1.00 per share, to be issued in such series and with such preferences, limitations and relative rights as the Board of Directors may determine from time to time. There were 31,214,743 and 30,855,891 shares of common stock outstanding at December 29, 2007, and December 30, 2006, respectively. There were no preferred shares outstanding.

Stockholder Rights Plan

On July 14, 1998, our Board of Directors adopted a Preferred Shares Rights Agreement (Rights Agreement), designed to protect all of our stockholders and ensure that they receive fair and equal treatment in the event of an attempted takeover or certain takeover tactics. Pursuant to the Rights Agreement, each common stockholder received a dividend distribution of one Right for each share of common stock held.

If any person or group acquires beneficial ownership of 20% or more of our outstanding common stock, or commences a tender or exchange offer that results in that person or group acquiring such level of beneficial ownership, each Right (other than the Rights owned by such person or group, which become void) entitles its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $100.

Each Right, under certain circumstances, entitles the holder to purchase the number of shares of our common stock that have an aggregate market value equal to twice the exercise price of $100. Under certain circumstances, the Board of Directors may exchange each outstanding Right for either one share of our common stock or one one-hundredth of a share of Junior Participating Preferred Stock.

In addition, if a person or group acquires beneficial ownership of 20% or more of our common stock and we merge into another entity, another entity merges into Lance, Inc. or we sell 50% or more of its assets or earning power to another entity, each Right (other than those owned by acquirer, which become void) entitles its holder to purchase, for the exercise price of $100, the number of shares of our common stock (or share of the class of stock of the surviving entity which has the greatest voting power) which has a value equal to twice the exercise price.

If any such person or group acquires beneficial ownership of between 20% and 50% of our common stock, the Board of Directors may, at its option, exchange for each outstanding and not voided Right either one share of common stock or one one-hundredth of a share of Series A Junior Participating Preferred Stock.

The Board of Directors may redeem the Rights at a price of $0.01 per Right at any time prior to a specified period of time after a person or group has become the beneficial owner of 20% or more of its common stock. The Rights will expire on July 14, 2008 unless redeemed earlier.

Other Comprehensive Income
Accumulated other comprehensive income presented in the consolidated balance sheets consists of:

(in thousands)	**2007**	2006
Foreign currency translation adjustment	**$ 16,576**	$ 5,108
Postretirement actuarial gains recognized in net income, net of tax	**171**	313
Net unrealized losses on derivative instruments, net of tax	**(447)**	(193)
Total accumulated other comprehensive income	**$ 16,300**	$ 5,228

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

NOTE 14. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

	2007 Interim Period Ended			
	March 31 (13 Weeks)	June 30 (13 Weeks)	September 29 (13 Weeks)	December 29 (13 Weeks)
Net sales and other operating revenues	$182,426	$ 197,036	$ 198,052	$ 185,222
Cost of sales	102,976	109,435	115,692	116,384
Selling, marketing and delivery	56,479	59,864	58,985	56,030
General and administrative	13,137	11,603	11,268	9,951
Other (income)/expense, net	(90)	973	522	985
Income from continuing operations Before interest and taxes	9,924	15,161	11,585	1,872
Interest expense, net	604	615	550	454
Income from continuing operations before taxes	9,320	14,546	11,035	1,418
Income tax expense/(benefit)	3,448	5,277	3,448	337
Net income from continuing operations	5,872	9,269	7,587	1,081
Income/(loss) from discontinued operations	537	(346)	(146)	-
Income tax expense/(benefit)	199	(129)	(54)	-
Net income/(loss) from discontinued operations	338	(217)	(92)	-
Net income	$ 6,210	$ 9,052	$ 7,495	$ 1,081
From continuing operations:				
Net income per common share – basic	$ 0.19	$ 0.30	$ 0.24	$ 0.03
Net income per common share – diluted	0.19	0.30	0.24	0.03
From discontinued operations:				
Net income/(loss) per common share – basic	0.01	(0.01)	-	-
Net income/(loss) per common share – diluted	0.01	(0.01)	-	-
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	2006 Interim Period Ended			
	April 1 (13 Weeks)	July 1 (13 Weeks)	September 30 (13 Weeks)	December 30 (13 Weeks)
Net sales and other operating revenues	$180,745	$ 188,341	$ 188,628	$ 172,402
Cost of sales	104,866	105,660	106,768	98,282
Selling, marketing and delivery	65,045	60,285	60,571	54,191
General and administrative	11,458	11,771	9,296	10,389
Other expense/(income), net	162	517	(243)	(245)
(Loss)/income from continuing operations before interest and taxes	(786)	10,108	12,236	9,785
Interest expense, net	669	828	901	758
(Loss)/income from continuing operations before taxes	(1,455)	9,280	11,335	9,027
Income tax (benefit)/expense	(531)	3,386	3,940	3,014
Net (loss)/income from continuing operations	(924)	5,894	7,395	6,013
Income/(loss) from discontinued operations	250	418	129	(644)
Income tax expense/(benefit)	91	153	45	(236)
Net income/(loss) from discontinued operations	159	265	84	(408)
Net (loss)/income	$ (765)	$ 6,159	$ 7,479	$ 5,605
From continuing operations:				
Net (loss)/income per common share – basic	$ (0.03)	$ 0.19	$ 0.24	$ 0.19
Net (loss)/income per common share – diluted	(0.03)	0.19	0.24	0.19
From discontinued operations:				
Net income/(loss) per common share – basic	-	0.01	-	(0.01)
Net income/(loss) per common share – diluted	-	0.01	-	(0.01)
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 29, 2007. We also have audited the Company's internal control over financial reporting as of December 29, 2007, based on, criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "*Management's Report on Internal Control over Financial Reporting.*" Our responsibility is to express an opinion on these *consolidated* financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2007 and December 30, 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in the Summary of Significant Accounting Policies, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*" effective December 31, 2006. Additionally, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*," effective January 1, 2006, and the recognition and disclosure provisions of Statement of Financial Accounting Standards, No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*," as of December 30, 2006.

KPMG LLP

Charlotte, North Carolina
February 21, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. As such, a control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 29, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 29, 2007.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15b of the Securities and Exchange Act of 1934 (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 29, 2007. See page 51 for "*Management's Report on Internal Control over Financial Reporting.*" Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 49.

There have been no changes in our internal control over financial reporting during the quarter ended December 29, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Items 10 through 14 are incorporated by reference to the sections captioned Principal Stockholders and Holdings of Management, Election of Directors, The Board of Directors and its Committees, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plans, Director Compensation, Section 16(a) Beneficial Ownership Reporting Compliance, Executive Officer Compensation and Ratification of Selection of Independent Public Accountants in our Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2008 and to the Separate Item in Part I of this Annual Report captioned Executive Officers of the Registrant.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

We have adopted a Code of Conduct and Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.lance.com. We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements.

The following financial statements are filed as part of this report:

(a) 2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3. Exhibit Index.

3.1 Restated Articles of Incorporation of Lance, Inc. as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Articles of Amendment of Lance, Inc. dated July 14, 1998 designating rights, preferences and privileges of the Registrant's Series A Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1998 (File No. 0-398).

3.3 Bylaws of Lance, Inc., as amended through November 1, 2007, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 7, 2007 (File No. 0-398).

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Preferred Shares Rights Agreement dated July 14, 1998 between the Registrant and Wachovia Bank, N.A., together with the Form of Rights Certificate attached as Exhibit B thereto, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-A filed on July 15, 1998 (File No. 0-398).

4.3 First Supplement to Preferred Shares Rights Agreement dated as of July 1, 1999 between the Registrant and First Union National Bank, incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 26, 1999 (File No. 0-398).

4.4 Second Supplement to Preferred Shares Rights Agreement dated as of November 1, 2006 between the Registrant and American Stock Transfer & Trust Company, incorporated herein by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

4.5 Third Supplement to Preferred Shares Rights Agreement dated as of December 1, 2007 between the Registrant and Computershare Trust Company, N.A., filed herewith.

10.1 Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2005 (File No. 0-398).

10.2 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.3 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.4 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.5 Lance, Inc. 2007 Key Employee Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2007 (File No. 0-398).

10.6* Lance, Inc. Compensation Deferral and Benefit Restoration Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.7* Lance, Inc. 2005 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 1, 2005 (File No. 0-398).

10.8* Lance, Inc. 2005 Long-Term Incentive Plan for Officers, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 30, 2007 (File No. 0-398).

10.9* Lance, Inc. 2006 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.10* Lance, Inc. 2006 Three-Year Incentive Plan for Officers, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 30, 2007 (File No. 0-398).

10.11* Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 (File No. 0-398).

10.12* Lance, Inc. 2007 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.13* Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.14* Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 14, 2007 (File No. 0-398).

10.15* Lance, Inc. 2005 Employee Stock Purchase Plan, as amended and restated, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.16* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.17* Compensation and Benefits Assurance Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.18* Restricted Stock Unit Award Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.19* Restricted Stock Unit Award Agreement Amendment dated April 27, 2006 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.20* Offer Letter, effective as of December 19, 2005, between the Registrant and Blake W. Thompson, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly report on Form 10-Q filed on December 23, 2005 (File No. 0-398).

10.23* Offer Letter, effective as of January 30, 2006, between the Registrant and Rick D. Puckett, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 3, 2006 (File No. 0-398).

10.24* Form of Compensation and Benefits Assurance Agreement between the Registrant and each of Earl D. Leake, Frank I. Lewis, Glenn A. Patcha, Rick D. Puckett and Blake W. Thompson, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.25* Executive Severance Agreement dated November 7, 1997 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.26* Amendment to Executive Severance Agreement dated July 26, 2001 between the Lance, Inc. and Earl D. Leake, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 29, 2001 (File No. 0-398).

10.27* Second Amendment to Executive Severance Agreement dated October 21, 2004 between Lance, Inc. and Earl D. Leake, incorporated herein by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 2004 (File No. 0-398).

10.28* Form of Executive Severance Agreement between the Registrant and each of Frank I. Lewis, Glenn A. Patcha, Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.29* Agreement, effective as of February 14, 2007, between the Registrant and L. Rudy Gragnani, incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.30* Retirement Agreement, effective March 26, 2007, between the Registrant and H. Dean Fields, incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.31* Offer Letter, effective as of January 8, 2007, between the Registrant and Glenn A. Patcha, incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.32 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

---

* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANCE, INC.

Dated: February 21, 2008

By: /s/ David V. Singer
David V. Singer
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David V. Singer David V. Singer	President and Chief Executive Officer (Principal Executive Officer)	February 21, 2008
/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	February 21, 2008
/s/ Margaret E. Wicklund Margaret E. Wicklund	Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer)	February 21, 2008
/s/ W. J. Prezzano W. J. Prezzano	Chairman of the Board of Directors	February 21, 2008
Barbara R. Allen	Director	

/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 21, 2008
/s/ J.P. Bolduc J.P. Bolduc	Director	February 21, 2008
/s/ William R. Holland William R. Holland	Director	February 21, 2008
/s/ Robert V. Sisk Robert V. Sisk	Director	February 21, 2008
/s/ Dan C. Swander Dan C. Swander	Director	February 21, 2008
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 21, 2008
S. Lance Van Every	Director	

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2008

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer

/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 21, 2008
/s/ J.P. Bolduc J.P. Bolduc	Director	February 21, 2008
/s/ William R. Holland William R. Holland	Director	February 21, 2008
/s/ Robert V. Sisk Robert V. Sisk	Director	February 21, 2008
/s/ Dan C. Swander Dan C. Swander	Director	February 21, 2008
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 21, 2008
S. Lance Van Every	Director	

EXHIBIT 21

SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lance Mfg. LLC (1)	North Carolina
Caronuts, Inc. (1)	North Carolina
Vista Bakery, Inc. (1)	North Carolina
Cape Cod Potato Chip Company LLC (1)	Massachusetts
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
Fresno Ventures, Inc. (1)	North Carolina

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(1) Lance, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961, No. 333-124472, and No. 333-146336 of Lance, Inc. on Form S-8 of our reports dated February 21, 2008, with respect to the consolidated balance sheets of Lance, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 29, 2007, and the effectiveness of internal control over financial reporting of Lance, Inc. as of December 29, 2007 and the effectiveness of internal control over financial reporting as of December 29, 2007, which reports appear in the December 29, 2007 annual report on Form 10-K of Lance, Inc.

As discussed in the Summary of Significant Accounting Policies, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*" effective December 31, 2006. Additionally, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*," effective January 1, 2006, and the recognition and disclosure provisions of Statement of Financial Accounting Standards, No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*," as of December 30, 2006.

KPMG LLP

Charlotte, North Carolina
February 21, 2008

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2008

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer

EXHIBIT 31.2

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2008

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lance, Inc. (the "Company") on Form 10-K for the period ended December 29, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, President and Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Lance, Inc. and will be retained by Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer
February 21, 2008

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
February 21, 2008

CORPORATE INFORMATION

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 2:00 p.m. local time on April 24, 2008, at the Harris Conference Center, 3216 CPCC, West Campus Drive, Charlotte, North Carolina 28208. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:
Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

Dividend Reinvestment Service

This service is established for all Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:
Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

For Further Information:

Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone 704-554-1421
Fax 704-554-5562
www.lance.com

This 2007 Annual Report, when delivered to stockholders in connection with the 2008 Annual Meeting of Stockholders, contains in its back pocket Lance, Inc.'s Annual Report on Form 10-K for the year ended December 29, 2007, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on April 24, 2008 and related Proxy Statement.

LANCE Freshness

CAPE COD Potato Chips

Tom's

VISTA®

Lance, Inc.

14120 Ballantyne Corporate Place

Cullman Building

Suite 350

Charlotte, NC 28277

Phone: 704.554.1421

Fax: 704.554.5562

www.lance.com

END